UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2026.

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐

ARAUCO AND CONSTITUTION PULP INC

1

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

RATIO ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of financial position

The principal components of assets and liabilities at the end of each period are as follows:

	03-31-2026	12-31-2025	Variation
Assets	ThU.S.$	ThU.S.$	ThU.S.$
Current assets	4,771,188	4,393,731	377,457
Non-current assets	17,157,463	16,911,032	246,431
Total assets	21,928,651	21,304,763	2.93%

	03-31-2026	12-31-2025	Variation
Liabilities	ThU.S.$	ThU.S.$	ThU.S.$
Current liabilities	1,969,110	1,931,575	37,535
Non-current liabilities	10,182,721	9,689,710	493,011
Non–controlling interests	5,465	5,891	(426)
Equity attributable to owners of parent company	9,771,355	9,677,587	93,768
Total net equity and liabilities	21,928,651	21,304,763	2.93%

As of March 31, 2026, total assets increased by MU.S.$ 624 compared to December 31, 2025, equivalent to a 2.93% increase. This variation was driven mainly by an increase in Cash and cash equivalents, Other financial assets, and Property, plant and equipment, due to the obtaining of new borrowings, and the valuation of derivative instruments entered into by Arauco to hedge exposure to foreign exchange risk in Brazilian real (BRL), all associated with the progress of the Sucuriú project.

In turn, total liabilities increased by MU.S.$ 531 mainly driven by an increase in financial liabilities, due to borrowings from financial institutions and an increase in lease liabilities, which was partially offset by lower accounts payable balances.

The main financial and operational indicators related to the statement of financial position as of the dates and for the periods indicated below are as follows:

Liquidity ratios	03-31-2026	12-31-2025
Current liquidity (current assets / current liabilities)	2.42	2.27
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.52	1.37

Debt indicators	03-31-2026	12-31-2025
Debt to equity ratio (total liabilities / equity)	1.24	1.20
Short-term debt to total debt (current liabilities / total liabilities)	0.16	0.17
Long-term debt to total debt (non-current liabilities / total liabilities)	0.84	0.83

	03-31-2026	03-31-2025
Financial expenses coverage ratio (earnings before	0.36	0.66
taxes + interest expense / interest expense)

Activity ratio	03-31-2026	12-31-2025
Inventory turnover-time (cost of sales / inventories[1] + current biological asset s1)	2.62	2.58
Inventory turnover-time (excluding biological assets) (Cost of sales /inventories1)	3.04	3.06
Inventory permanence-days (inventories[1] + biological assets1) /cost of sales)	137.24	139.54
Inventory permanence-days (excluding biological assets) (inventories1 / cost of sales)	118.26	117.69

(1): Annual average.

As of March 31, 2026, the short-term debt to total debt ratio represented 16% of total liabilities (17% as of December 31, 2025).

Our financial expenses coverage ratio decreased from 0.66 to 0.36, mainly due to increase in the loss before income tax for the period ended March 31, 2026, compared to the loss before income tax for the same period of 2025.

2

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

b) Statement of profit or loss

Profit before income tax

We recorded a loss before income tax of approximately MU.S.$ (70) compared to a loss of approximately MU.S.$ (34) in the same period of 2025. The variation of MU.S.$ (36) is explained by the factors described in the following table:

Item	MU.S.$
Gross profit (loss)	(104)
Distribution and administrative expenses	(1)
Other income and expenses	11
Others	58
Net change in profit (loss) before income tax	(36)

The main indicators related to the accounts in our statements of profit or loss and the details of revenues and operation costs are as follows:

Revenues	03-31-2026 ThU.S.$	03-31-2025 ThU.S.$
Pulp	773,880	801,004
Wood	708,707	730,167
Other	132	290
Total revenues	1,482,719	1,531,461

Sales costs	03-31-2026 ThU.S.$	03-31-2025 ThU.S.$
Wood	240,441	249,529
Forestry work and other services	150,793	153,691
Depreciation and amortization	166,875	154,316
Other operating costs	601,824	547,253
Total sales costs	1,159,933	1,104,789

Profitability index	03-31-2026	12-31-2025
Profitability on equity (profit/average net equity)	(2.03)	0.44
Profitability on assets (profit/average assets)	(0.91)	0.21
Return on operating assets (operating result/average operating assets)	0.22	1.61

Profitability ratios	03-31-2026	03-31-2025
Earnings (loss) per share (U.S.$)(1)	(0.3750)	(0.2178)
Net profit (loss) (ThU.S.$)(2)	(49,442)	(26,504)
Gross profit (loss) (ThU.S.$)	322,786	426,672
Finance costs (ThU.S.$)	(109,243)	(98,333)

(1) : Average earnings per share refer to the profit to net equity to owners of the parent company.

(2) : Includes non-controlling interest.

EBITDA	03-31-2026 ThU.S.$	03-31-2025 ThU.S.$
Net profit (loss)	(49,442)	(26,504)
Finance costs	109,243	98,333
Finance income	(20,562)	(14,883)
Income tax expense	(20,212)	(7,216)
EBIT	19,027	49,730
Depreciation and amortization	181,500	170,317
EBITDA	200,527	220,047
Cost at fair value of the harvest	70,855	83,114
Gain from changes in fair value of biological assets	(26,946)	(15,770)
Gains (losses) on exchange difference on translation	(19,724)	38,836
Others (*)	22,284	22,116
Adjusted EBITDA	246,996	348,342

(*) Reflects other non-cash expenses, such as loss of forest due to fires, theft and impairment provisions of industrial property, plant and equipment.

3

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing.

For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy.

In the case of long-term debt, corporate bond issuances in the local market and also in the international markets are used as sources of new resources.

Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. MARKET SITUATION

Turnover for the first quarter of 2026 decreased by 3.4% compared to the same quarter of 2025, primarily due to lower average pulp prices.

Global pulp inventories have been trending downward since the last quarter of 2025, driven by a decline in short-fiber inventories, partially offset by an increase in long-fiber inventories. However, during the first months of 2026, the above trend has reversed and total inventories have begun to rise, driven by an increase in short-fiber inventories, partially offset by a decline in long-fiber inventories.

In China, during the first quarter of 2026, the pulp market was complex. The printing and writing paper industry saw a decline in demand, compounded by pressures on production costs. The tissue industry faced a challenging environment, characterized by oversupply and lower demand. Regarding pulp prices, long-fiber pulp prices declined mid-quarter, driven by increased supply from Europe and higher local production of long-fiber pulp. On the other hand, short-fiber prices rose throughout the quarter.

In Europe, we observed active demand for pulp during the first quarter of 2026, as a result of reduced pulp supply from other producers. The conflict in the Middle East has impacted the region through higher logistic costs and pressure on energy costs in the Tissue and printing and writing paper industries. Moreover, logistical disruptions have led to a reconfiguration of paper and pulp trade flows, disrupting the two-way exchange between Europe and the Middle East. In terms of prices, short-fiber pulp has shown increases throughout the quarter. This has resulted in rising costs for both the pulp and paper industries.

The textile pulp market saw strong demand and an upward trend in prices during the quarter. The conflict in the Middle East caused an increase in petrochemical product prices, which led to a rise in the price of polyester. In turn, this increase drove the prices of viscose and Lyocell upwards.

Production in the first quarter of 2026 decreased compared to the same period in 2025. During the first quarter of 2026, the scheduled annual maintenance of the Puerto Esperanza mill was carried out.

4

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

Wood Products Business

Sawn timber

In sawn timber, sales for the first quarter of 2026 were lower than in the prior period. Markets in general have experienced weak demand due to low economic growth and low construction activity. Sales were also affected by the war in the Middle East, making sales to that market impossible during March.

In the Remanufacturing segment, the market continues to face sluggish demand, driven by a decline in construction and renovation activity, a trend that has been persistent over the last quarter.

Plywood

Sales for the first quarter of 2026 were lower than in 2025, primarily affected by a decline in production during the summer due to reduced availability of pruned logs, and some markets have shown weaker demand compared to 2025.

Panels (MDF, PB, Melamine)

Sales during the first quarter of 2026, were higher compared to the same period in 2025, driven primarily by a recovery in demand from South American markets.

4. ANALYSIS OF CASH FLOW

The main components of cash flow in each period are as follows:

	03-31-2026 ThU.S.$	03-31-2025 ThU.S.$
Positive (negative) Cash flow
Net cash flows from (used in) operating activities	301,047	270,570

Cash flows from (used in) financing activities:	586,009	(24,252)
Obtaining and paying borrowings and bonds	594,513	(8,925)
Payments of lease liabilities	(8,504)	(15,327)

Cash flows from (used in) investment activities:	(610,199)	(398,807)
Purchase and sale of property, plant and equipment	(464,731)	(290,665)
Purchase and sale of biological assets	(147,759)	(108,828)
Purchase and sale of intangible assets	(625)	(2,364)
Additions (disposals), investments in subsidiaries, joint ventures and associates	1,219	503
Dividends received	1,404	-
Others	293	2,547
Positive (negative) net cash flow	276,857	(152,489)

Our cash flows from operating activities showed a positive balance of MU.S.$ 301 for the current period, an increase of MU.S.$ 30 compared to the previous period (positive balance of MU.S.$ 271 for the same period in 2025), resulting mainly from lower disbursements for payments to suppliers.

The cash flows from financing activities showed a positive balance of MU.S.$ 586 for the current period, an increase of MU.S.$ 610 compared to the previous period (negative balance of MU.S.$ 24 for the same period in 2025). This was mainly due to higher funds from borrowings obtained, partially offset by lower cash outflows for loan repayments.

5

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

The cash flows from investing activities for the current period reflected a negative balance of MU.S.$ 610, representing a negative variation of MU.S.$ 211 compared to the same period in 2025 (which reported a negative balance of MU.S.$ 399 for the same period in 2025). This variation was primarily driven by higher payments for the purchase of property, plant and equipment, and other non-current assets, driven by the Sucuriú project.

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintained, as of March 31, 2026, a ratio of fixed rate debt to total consolidated debt of approximately 93.1%, which we believe is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading because of its low-cost structure for the industry keeps the risks from price fluctuations bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Most of their revenues (and accordingly accounts receivable) are denominated in U.S. dollars, and most financial liabilities are either denominated in U.S. dollars or are covered by exchange rate swaps. As a result, exposure to exchange rate fluctuations has decreased significantly.

The consolidated financial statements as of March 31, 2026 include a detailed analysis of the risks associated with the business of Arauco (see Note 23).

6

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		03-31-2026	12-31-2025
	Note	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	5-23	1,555,542	1,284,053
Other current financial assets	23	378,509	231,024
Other current non-financial assets	25	210,737	212,816
Trade and other current receivables	23	762,962	832,166
Accounts receivable from related companies	13-23	747	490
Current inventories	4	1,531,664	1,516,639
Current biological assets	20	253,017	236,333
Current tax assets	6	74,235	76,309
Total current assets other than assets or disposal groups classified as held for sale		4,767,413	4,389,830
Non-current assets or disposal groups classified as held for sale	22	3,775	3,901
Total current assets		4,771,188	4,393,731
Non-current assets
Other non-current financial assets	23	296,282	257,498
Other non-current non-financial assets	25	707,351	655,854
Non-current receivables	23	80,103	79,325
Investments accounted for using equity method	15-16	479,435	483,542
Intangible assets other than goodwill	19	48,730	50,493
Goodwill	17	53,259	52,681
Property, plant and equipment	7	11,199,723	11,124,813
Right of use assets	8	1,040,450	1,003,718
Non-current biological assets	20	3,157,457	3,101,604
Deferred tax assets	6	94,673	101,504
Total non-current assets		17,157,463	16,911,032
Total assets		21,928,651	21,304,763

The accompanying notes are an integral part of these interim consolidated financial statements.

7

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		03-31-2026	12-31-2025
	Note	ThU.S.$	ThU.S.$

Equity and liabilities
Liabilities
Current liabilities
Other current financial liabilities	5-23	928,834	708,470
Current lease liabilities	8-23	59,970	55,823
Trade and other current payables	23	824,095	1,043,241
Accounts payable to related companies	13-23	13,096	9,437
Other short-term provisions	18	2,897	3,055
Current tax liabilities	6	43,330	30,405
Current provisions for employee benefits	10	7,447	7,501
Other current non-financial liabilities	25	89,441	73,643
Total current liabilities		1,969,110	1,931,575
Non-current liabilities
Other non-current financial liabilities	5-23	7,358,397	6,939,288
Non-current lease liabilities	8-23	1,042,110	959,237
Non-current payables	23	53,880	53,713
Non-current accounts payable to related companies	13-23	23,848	23,924
Other long-term provisions	18	38,675	38,588
Deferred tax liabilities	6	1,542,548	1,550,057
Current tax liabilities, non-current	6	6,931	7,256
Non-current provisions for employee benefits	10	86,823	87,359
Other non-current non-financial liabilities	25	29,509	30,288
Total non-current liabilities		10,182,721	9,689,710
Total liabilities		12,151,831	11,621,285
Equity
Issued capital	3	1,553,618	1,553,618
Retained earnings		8,279,096	8,328,561
Other reserves		(61,359)	(204,592)
Equity attributable to owners of parent company		9,771,355	9,677,587
Non-controlling interests		5,465	5,891
Total equity		9,776,820	9,683,478
Total equity and liabilities		21,928,651	21,304,763

The accompanying notes are an integral part of these interim consolidated financial statements.

8

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		For the periods ended March 31,
		2026	2025
	Note	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	1,482,719	1,531,461
Cost of sales	3	(1,159,933)	(1,104,789)
Gross profit (loss)		322,786	426,672
Other income	3	37,039	29,814
Distribution costs	3	(169,601)	(173,075)
Administrative expenses	3	(142,134)	(138,116)
Other expense by function	3	(45,145)	(49,018)
Profit (loss) from operating activities		2,945	96,277
Finance income	3	20,562	14,883
Finance costs	3	(109,243)	(98,333)
Share of profit (loss) of associates and joint ventures accounted for using equity method	3-15	(3,642)	(7,711)
Gains (losses) on exchange differences on translation		19,724	(38,836)
Profit (loss) before income tax		(69,654)	(33,720)
Income tax benefit (expense)	6	20,212	7,216
Net profit (loss)		(49,442)	(26,504)
Net profit (loss) attributable to
Net profit (loss) attributable to owners of parent company		(49,465)	(26,450)
Net profit (loss) attributable to non-controlling interests		23	(54)
Net profit (loss)		(49,442)	(26,504)

Earnings (loss) per share
Basic earnings (loss) per share (in U.S.$ per share)
Basic earnings (loss) per share from continuing operations	26	(0.3750366)	(0.2178338)
Basic earnings (loss) per share from discontinued operations		-	-
Basic earnings (loss) per share		(0.3750366)	(0.2178338)

Diluted earnings (loss) per share (in U.S.$ per share)
Diluted earnings (loss) per share from continuing operations		(0.3750366)	(0.2178338)
Diluted earnings (loss) per share from discontinued operations		-	-
Diluted earnings (loss) per share		(0.3750366)	(0.2178338)

The accompanying notes are an integral part of these interim consolidated financial statements.

9

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the periods ended March 31,
		2026	2025
	Note	ThU.S.$	ThU.S.$

Net profit (loss)		(49,442)	(26,504)
Components of other comprehensive income (loss) that will not be reclassified to profit or loss before tax:
Remeasurements of defined benefit plans
Other comprehensive income (loss) before tax gains losses on remeasurements of defined benefit plans	10	674	1,678
Other comprehensive income (loss) that will not be reclassified to profit or loss before tax		674	1,678
Components of other comprehensive income (loss) that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	13,178	38,658
Other comprehensive income (loss) before tax exchange differences on translation		13,178	38,658
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	170,122	158,131
Other comprehensive income (loss) before tax cash flow hedges		170,122	158,131
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		454	(1,514)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		454	(1,514)
Other Comprehensive income (loss) that will be reclassified to profit or loss before tax		183,754	195,275
Income tax relating to components of other comprehensive income (loss) that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income (loss)	6	(182)	(453)
Income tax relating to components of other comprehensive income (loss) that will not be reclassified to profit or loss before tax		(182)	(453)

Income tax relating to components of other comprehensive income (loss) that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges of other comprehensive income (loss)	6-23	(41,300)	(38,614)
Income tax relating to share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(140)	404
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(41,440)	(38,210)
Other comprehensive income (loss)		142,806	158,290
Total comprehensive income (loss)		93,364	131,786

Comprehensive Income (loss) attributable to
Comprehensive income (loss), attributable to owners of parent company		93,768	131,835
Comprehensive income (loss), attributable to non-controlling interests		(404)	(49)
Total comprehensive income (loss)		93,364	131,786

The accompanying notes are an integral part of these interim consolidated financial statements.

10

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

03-31-2026	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2026	1,553,618	(582,215)	287,494	(34,533)	124,662	(204,592)	8,328,561	9,677,587	5,891	9,683,478
Changes in Equity:
Comprehensive income
Net profit (loss)	-	-	-	-	-	-	(49,465)	(49,465)	23	(49,442)
Other comprehensive income (loss), net of tax	-	13,605	128,822	492	314	143,233	-	143,233	(427)	142,806
Comprehensive income (loss)	-	13,605	128,822	492	314	143,233	(49,465)	93,768	(404)	93,364
Dividends		-	-	-	-	-	-	-	(22)	(22)
Changes in equity	-	13,605	128,822	492	314	143,233	(49,465)	93,768	(426)	93,342
Closing balance at 03-31-2026	1,553,618	(568,610)	416,316	(34,041)	124,976	(61,359)	8,279,096	9,771,355	5,465	9,776,820

03-31-2025	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2025	1,103,618	(715,780)	(50,012)	(37,923)	104,968	(698,747)	8,312,384	8,717,255	6,460	8,723,715
Changes in Equity:
Comprehensive income
Net profit	-	-	-	-	-	-	(26,450)	(26,450)	(54)	(26,504)
Other comprehensive income, net of tax	-	38,653	119,517	1,225	(1,110)	158,285	-	158,285	5	158,290
Comprehensive income	-	38,653	119,517	1,225	(1,110)	158,285	(26,450)	131,835	(49)	131,786
Dividends	-	-	-	-	-	-	-	-	(19)	(19)
Increase (decrease) due to changes in the participation of subsidiaries that do not involve loss of control	-	-	-	-	-	-	1,830	1,830	-	1,830
Changes in equity	-	38,653	119,517	1,225	(1,110)	158,285	(24,620)	133,665	(68)	133,597
Closing balance at 03-31-2025	1,103,618	(677,127)	69,505	(36,698)	103,858	(540,462)	8,287,764	8,850,920	6,392	8,857,312

The accompanying notes are an integral part of these interim consolidated financial statements.

11

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	January - March
	2026	2025
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	1,599,156	1,619,807
Receipts from rents and subsequent sales of such assets	9,786	7,590
Other cash receipts from operating activities	202,246	178,572
Classes of cash payments
Payments to suppliers for goods and services	(1,191,028)	(1,253,180)
Payments to and on behalf of employees	(197,263)	(192,625)
Other cash payments from operating activities	(55,332)	(34,677)
Interest paid	(78,468)	(51,751)
Interest received	18,786	13,895
Income taxes (paid) refunded	(7,109)	(17,252)
Other inflows (outflows) of cash, net	273	191
Net cash flow from (used in) operating activities	301,047	270,570

Cash flows from (used in) investing activities

Other cash receipts from sales of equity or debt instruments from other entities	872	503
Other cash receipts from sales of interests in joint ventures	347	-
Proceeds from sales of property, plant and equipment	5,448	2,998
Purchase of property, plant and equipment	(470,179)	(293,663)
Purchase of intangible assets	(625)	(2,364)
Proceeds from other long-term assets	203	832
Purchase of other long-term assets	(147,962)	(109,660)
Dividends received	1,404	-
Other inflows (outflows) of cash, net	293	2,547
Cash flows from (used in) investing activities	(610,199)	(398,807)

Cash flows from (used in) financing activities

Total proceeds from borrowings	681,955	13,613
Proceeds from long-term borrowings	678,422	-
Proceeds from short-term borrowings	3,533	13,613
Repayments of borrowings	(87,442)	(22,538)
Payments of lease liabilities	(8,504)	(15,327)
Cash flows from (used in) financing activities	586,009	(24,252)
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	276,857	(152,489)
Effect of exchange rate changes on cash and cash equivalents	(5,368)	14,076
Net increase (decrease) of cash and cash equivalents	271,489	(138,413)
Cash and cash equivalents, at the beginning of the period	1,284,053	1,071,560
Cash and cash equivalents, at the end of the period	1,555,542	933,147

The accompanying notes are an integral part of these interim consolidated financial statements.

12

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO the INTERIM consolidated financial statements as of March 31, 2026 and December 31, 2025

NOTE 1. PRESENTATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93.458.000-1, is a closely held corporation. As it is an issuer of publicly offered securities (bonds), these are registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”), and the Company is therefore subject to the supervision of said Commission. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp and wood products.

As of March 31, 2026, Arauco is controlled by Empresas Copec S.A., tax identification number 90.690.000-9, which owns 99.999916% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96.556.310-5, which owns 60.8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5.625.652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5.765.170-9.

Arauco’s interim consolidated financial statements were prepared on a going concern basis.

Presentation of interim consolidated financial statements

The interim consolidated financial statements presented by Arauco are comprised by the following:

-	Interim consolidated statements of financial position as of March 31, 2026 and December 31, 2025.
-	Interim consolidated statements of profit or loss for the periods ended March 31, 2026 and 2025, and for the periods of three months between January and March 2026 and 2025.
-	Interim consolidated statements of comprehensive income for the periods ended March 31, 2026 and 2025, and for the periods of three months between January and March 2026 and 2025.
-	Interim consolidated statements of changes in equity for the periods ended March 31, 2026 and 2025.
-	Interim consolidated statements of cash flows for the periods ended March 31, 2026 and 2025.
-	Explanatory disclosures (notes).

13

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

Period covered by the interim consolidated financial statements

As of March 31, 2026 and December 31, 2025.

Date of approval of the consolidated financial statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 758 on May 4, 2026.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

ICMS – Tax movement of inventories and services (Brazil)

ThCLP$ - Thousands of Chilean pesos

ThR$ - Thousands of Brazilian real

Th€ - Thousands of Euros

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. dollars, while their costs of sales are to a large extent related or indexed to the U.S. dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. dollars and costs are mainly related to plantation costs which are settled in U.S. dollars.

For the wood reportable segment, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. dollar.

The currency used to finance operations is mainly the U.S. dollar.

The presentation currency of the consolidated financial statements is the U.S. dollar. Figures on these consolidated financial statements are presented in thousands of rounded U.S. dollar (ThU.S.$).

14

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a)	Basis for preparation of the interim consolidated financial statements

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and they represent the explicit and unreserved adoption of IFRS.

The interim consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

The interim consolidated statements of cash flows are presented using the direct method.

b)	Critical accounting estimates and judgments

The preparation of these interim consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Biological assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree. The main considerations used to calculate the valuation of forest plantations and a sensitivity analysis are presented in Note 20.

- Litigation and contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

15

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

c)	Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee's returns);

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company's relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the interim consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the interimconsolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the interim consolidated financial statements of subsidiaries in order to ensure compliance with Arauco's accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these interim consolidated financial statements and non-controlling interest is presented in the interim consolidated statement of financial position within equity.

16

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

The interim consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian real, Mexican pesos, Canadian dollars, Chilean pesos and Argentine pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

The subsidiaries non-controlling interests in profits or losses and in the equity are presented separately in the consolidated statement of comprehensive income, in the consolidated statement of changes in equity and in the consolidated statement of financial position respectively.

d)	Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions is the Chief Executive Officer who is the highest authority for making decisions and is supported by the Vice-presidents of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp
•	Wood products

Refer to Note 24 for detailed financial information by reportable segment.

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The interim consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii) Translation to the presentation currency of Arauco

For the purposes of presenting interim consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within equity.

17

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

(iii)	Foreign currency transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short-term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets at the time of their initial recognition.

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of profit or loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interest (“SPPI”) over the amount of the outstanding principal.

18

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interest”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interest and dividends, are registered as profits or losses for the period. These instruments are held for negotiation, and they are mainly acquired to be sold in the short-term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as other current and non-current financial assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of profit or loss, in the items of financial income or financial costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Borrowings and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the consolidated statements of profit or loss. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution cost.

Derivative financial instruments are explained in Note 1 h).

Additionally, Arauco manages portfolio sales programs, which are accounted for in accordance with IFRS 9 on Financial Instruments. The assigned accounts receivable are derecognized only when Arauco has substantially transferred all the related risks and benefits incidental to their ownership.

To assess whether substantially all the risks and benefits of ownership have been transferred, Arauco considers, among other factors, credit risk, late payment risk, and foreign exchange risk. Collections related to the assigned portfolio of accounts receivable are presented in the consolidated statement of cash flows as part of operating activities.

19

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the consolidated statement of profit or loss.

Financial liabilities are initially recognized at fair value, and in the case of borrowings, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes commercial accounts payable and other accounts payable, lease liabilities, as well as the borrowings included in other current and non-current financial liabilities.

h)	Derivative financial instruments

(i) Derivative financial instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and not with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

20

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

(iii) Hedge accounting

The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from the terms and conditions of sale of the products, slow moving inventories and technical obsolescence.

21

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

Arauco classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

k)	Business combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

22

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments' proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the consolidated statements of profit or loss.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco's ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line other gains (losses).

23

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

Investments in associates and joint ventures are presented in the interim consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco's carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water rights, rights of way and other rights

This item includes water rights, rights of way and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers relationships

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer's previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

24

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized in subsidiaries Arauco Canada Ltd. and Arauco do Brasil S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these consolidated financial statements, are translated into U.S. dollars at the closing exchange rate.

o)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

25

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

The cost of the asset for right of use comprises:

-	The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial borrowings;
-	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;
-	The initial direct costs incurred by the lessee; and
-	An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition date, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial borrowings.

After the initial recognition date, Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the consolidated statement of financial position and are further disclosed in Note 8. Likewise, lease liabilities are presented in the consolidated statement of financial position and further disclosed in Note 23.

Arauco as lessor classify, according to IFRS 16, its leases as operational or financial, as the case may be.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

26

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

q)	Biological assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short-term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statements of profit or loss.

r)	Income taxes

The tax liabilities are recognized in the interim consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

27

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Other non-financial assets and liabilities

Non-financial assets are recognized when it is probable that the related economic benefits will flow to the entity and their cost can be measured reliably.

Non-financial liabilities are recognized when a legal or constructive obligation exists as a result of a past event, it is probable that an outflow of economic resources will be required to settle the obligation, and the amount of the obligation can be measured reliably.

u)	Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them. Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognize revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract. Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i)	Revenue recognition from the sale of goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

28

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrive at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company.

(ii)	Revenue recognition from rendering of services

Revenue from the rendering of services is recognized as long as the performance obligation has been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the interim consolidated financial statements.

v)	Minimum dividend

The statutes of the Company provide that for the purposes of the annual distribution of the net income of each year, it will be up to the Ordinary Shareholders' Meeting annually to determine the part of said profits that will be distributed as a dividend to the shareholders. Such determination will be made by the Board without being subject to the minimum of 30% established in article No. 79 of the Chilean Corporations Law No. 18,046, on Public Limited Companies, and may agree to the distribution of a lower percentage.

29

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

In a board meeting on September 24, 2024, it was agreed to modify the dividend policy, establishing that an amount equivalent to 30% of the distributable net profit for the fiscal years 2024, 2025 and 2026, will be distributed annually. For subsequent years, an amount equivalent to 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

At the board meeting held on October 24, 2025, an amendment to the dividend policy was approved, establishing that if the Company exercises its option to defer the payment of interest on the Series “AG” Bonds, issued and placed in the local market on the same date, the Company may not declare or pay dividends while any deferred interest remains outstanding.

w)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to owners of the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

x)	Impairment

Non-financial assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exist or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

30

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in the consolidated statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

y)	Employee benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

z)	Employee vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

31

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

This obligation is presented in line item “Trade and other current payables” in the consolidated statements of financial position.

aa)	Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2026:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 9 and IFRS 7

Classification and Measurement of Financial Instruments

Clarify the requirements, give the guidance, add new disclosures for certain instruments, and update the disclosures for equity instruments designated at fair value through other comprehensive income.

Contracts Referencing Nature Dependent Electricity

Clarify the application and disclosure requirements; permitting hedge accounting if these contracts are used as hedging instruments.

January 1, 2026

The adoption of the amendments described in the table above have not had a significant impact on Arauco’s interim consolidated financial statements.

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Standards, amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IFRS 18	Presentation and Disclosure in Financial Statements This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss.	January 1, 2027

IFRS 19

Subsidiaries without Public Accountability: Disclosures

An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19.

January 1, 2027

IAS 21	Translation to a Hyperinflationary Presentation Currency These narrow-scope specify the translation procedures for an entity whose presentation currency is that of a hyperinflationary economy.	January 1, 2027

Arauco estimates that the adoption of the standards, amendments and interpretations described in the table above will not have a significant impact on Arauco’s interim consolidated financial statements during its initial application period, except for the new IFRS 18 standard that will modify the actual presentation of the Income Statement, and we are currently evaluating any significant impacts.

32

 CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

As of March 31, 2026, there had not been significant changes in the accounting policies with respect to the 2025 financial year.

Changes to accounting estimates

As of March 31, 2026, there had been no changes in the methodologies for calculating the accounting estimates with respect to the 2025 financial year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on issued capital

As of March 31, 2026 and December 31, 2025, the shareholders composition according to the amount of shares owned was as follows:

	03-31-2026
Shareholders	Shares	%
Empresas Copec S.A.	131,893,675	99.99991584%
AntarChile S.A.	111	0.00008416%
	131,893,786	100.00000000%

At the date of these interim consolidated financial statements, the share capital of Arauco was ThU.S.$ 1,553,618.

	03-31-2026	12-31-2025
Description of shares by type of capital in ordinary shares	100% of Capital corresponds to ordinary shares
Number of authorized shares by type of capital in ordinary Shares	131,893,786
Nominal value of shares by type of capital in ordinary shares	U.S.$ 11.7793 per share
Amount of capital in shares by type of ordinary shares that constitute capital	ThU.S.$ 1,553,618
Number of shares issued and fully paid by type of capital in ordinary shares	131,893,786

b)	Dividends paid

On May 7, 2025, a definitive dividend of ThU.S.$ 112,287 was paid in accordance with the dividend policy for the distribution of 30% of the distributable net profit, after deducting the payment made in December 2024 of ThU.S.$ 94,397.

As of March 31, 2026 and 2025, no provision for minimum dividends has been recognized, as distributable net income resulted in a loss in both periods.

See Note 26 for details.

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-07-2025
Amount of dividends	ThU.S.$ 112,287
Number of shares on which pay dividends	125,042,124
Dividend per shares	U.S.$ 0.897997

33

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

c)	Disclosure of information on reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve corresponds to the part of the net gains or losses of derivatives financial instruments that qualify as cash flow hedges, in force in Arauco at the end of each period/fiscal year.

Reserve of actuarial losses in defined benefit plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of legal reserves and other comprehensive income of investments in associates and joint agreements.

34

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

d)	Other items in the interim consolidated statements of profit or loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the year ended March 31, 2026 and 2025 are as follows:

	January – March
	2026	2025
	ThU.S.$	ThU.S.$
Classes of Other Income
Total Other Income	37,039	29,814
Gain from changes in fair value of biological assets (Note 20) (1)	26,946	15,770
Net income from insurance compensation	197	1,535
Revenue from export promotion	305	310
Lease income	1,195	1,012
Gain on sales of assets	4,309	1,464
Rights of way	10	3,530
Reversal of impairment of property, plants and equipment	232	1,711
Reimbursement provisions (legal and others)	1,657	332
Other operating income	2,188	4,150

Classes of Other Expenses by function
Total Other Expenses by function	(45,145)	(49,018)
Depreciation for leased assets	(688)	(633)
Provision legal expenses	(2,013)	(1,244)
Impairment provision for property, plant and equipment, provision for inventory obsolescence, withdrawals and others	(4,245)	(5,004)
Operating expenses related to restructuring or from plants stoppage or closed	(4,683)	(9,467)
Expenses related to projects	(600)	(541)
Loss by leasses	-	(702)
Loss of asset sales	(1,439)	(643)
Loss and repair of assets	(519)	(3,952)
Loss of forest due to fires	(18,089)	(17,845)
Other taxes	(10,610)	(6,441)
Research and development expenses	(417)	(353)
Fines, readjustments and interest	(99)	(117)
Loss of tax credits	-	(98)
Other expenses	(1,743)	(1,978)

Classes of Finance Income
Total Finance Income	20,562	14,883
Finance income by mutual funds - term deposits	14,349	9,206
Other finance income	6,213	5,677

Classes of Finance Costs
Total Finance Costs	(109,243)	(98,333)
Interest expense, Bank borrowings	(10,804)	(17,370)
Interest expense, Bonds	(51,953)	(51,200)
Interest expense resulting from derivatives	(17,066)	(12,210)
Interest expense for right-of-use	(15,760)	(9,929)
Other finance costs	(13,660)	(7,624)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	(3,642)	(7,711)
Investments in associates	630	(1,793)
Investments in joint ventures	(4,272)	(5,918)

35

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January – March
	2026	2025
Cost of sales	ThU.S.$	ThU.S.$
Timber	240,441	249,529
Forestry labor costs and other services	150,793	153,691
Depreciation and amortization	158,085	145,304
Depreciation for right of use	8,790	9,012
Maintenance costs	96,296	80,769
Chemical costs	164,228	162,379
Sawmill costs	25,722	29,237
Other raw materials	60,762	56,947
Other indirect costs	61,259	47,590
Energy and fuel	66,904	57,673
Cost of electricity	12,376	13,242
Staff expenses	114,277	99,416
Total	1,159,933	1,104,789

Total amount is comprised of the cost of inventory sales for ThU.S.$ 1,134,186 for the period ended March 31, 2026 (ThU.S.$ 1,075,944 for the period ended March 31, 2025) and the cost of rendering services for ThU.S.$ 25,747 for the period ended March 31, 2026 (ThU.S.$ 28,845 for the period ended March 31, 2025).

	January – March
	2026	2025
Distribution costs	ThU.S.$	ThU.S.$
Selling costs	7,803	7,945
Commissions	4,314	4,116
Insurance	1,312	1,384
Provision for doubtful accounts	55	123
Other selling costs	2,122	2,322
Shipping and freight costs	161,798	165,130
Port services	15,678	16,502
Freights	122,095	132,138
Depreciation for right of use	393	230
Depreciation	123	-
Shipping internment, warehousing, stowage, customs and other costs	23,509	16,260
Total	169,601	173,075

	January – March
	2026	2025
Administrative expenses	ThU.S.$	ThU.S.$
Wages and salaries	58,905	54,708
Marketing, advertising, promotion and publications expenses	3,751	3,318
Insurances	10,122	10,716
Depreciation and amortization	9,763	10,341
Depreciation for right of use	2,304	1,955
Computer services	9,576	8,725
Lease of offices, other property and vehicles	1,772	1,344
Donations, contributions, scholarships	1,012	689
Fees (legal and technical advisors)	8,272	8,409
Property taxes, city permits and rights	8,464	5,985
Cleaning services, security services and transportation	5,754	5,752
Third-party variable services (manoeuvres, logistics)	7,262	9,820
Basic services (electricity, telephone, water)	1,420	1,832
Maintenance and repair	992	1,265
Seminars, courses, training materials	611	701
Travels, clothing and safety equipment, environmental expenses, audits and others	12,154	12,556
Total	142,134	138,116

36

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. INVENTORIES

	03-31-2026	12-31-2025
Components of inventory	ThU.S.$	ThU.S.$
Raw materials	171,033	169,449
Production supplies	220,219	226,114
Work in progress	84,072	75,497
Finished goods	768,473	764,939
Spare parts	287,867	280,640
Total inventories	1,531,664	1,516,639

Inventories are subject to adjustments for obsolescence and are evaluated to ensure they are recorded at the lower between cost and net realizable value. As of March 31, 2026, inventories increased by ThU.S.$ 4,086 (reduced by ThU.S.$ 5,457 as of December 31, 2025) as a result of write-downs to net realizable value. Such write-downs were recognized in cost of sales in both periods.

As of March 31, 2026, the amount of obsolescence provision and net realizable value is ThU.S.$ 76,647 (ThU.S.$ 84,217 as of December 31, 2025), as a consequence of the foregoing, a net increase of inventories was recognized of ThU.S.$ 7,570 (higher provision of ThU.S.$ 2,349 as of March 31, 2025).

For the period ended March 31, 2026, there were inventory write-offs of ThU.S.$ 234 (ThU.S.$ 1,225 for the period ended March 31, 2025), which are presented in the consolidated statements of profit or loss within cost of sales.

As of the date of these consolidated financial statements, no inventories were pledged as security.

37

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean pesos or in foreign currencies such as U.S. dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	03-31-2026	12-31-2025
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	70	57
Balances with Banks	700,334	805,428
Short-term deposits	675,841	426,269
Mutual funds	179,297	52,299
Total	1,555,542	1,284,053

The risk classification of the Company’s mutual funds as of March 31, 2026 and December 31, 2025 is shown below.

	03-31-2026 ThU.S.$	12-31-2025 ThU.S.$
AAAfm	9,030	620
AAfm	128,126	10,317
No classification (*)	42,141	41,362
Total Mutual Funds	179,297	52,299

(*) Correspond to mutual funds whose local classification applies a methodology different from that used for the other mutual funds in which the Company invests. Nevertheless, these funds meet the definition of cash equivalents, as they are subject to an insignificant risk of changes in value.

Changes in financial liabilities

		03-31-2026
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	1,256,166	19,878	6,302,554	69,160	7,647,758
	(+) Borrowings obtained (*)	687,090	-	-	-	687,090
	(-) Borrowings paid	(87,442)	-	-	-	(87,442)
Cash flows	(-) Interest paid	(28,052)	(1,615)	(32,063)	(869)	(62,599)
	(-) Obtention (payment) of collateral	-	-	-	45,280	45,280
	(+) Accrued interest	19,469	1,615	65,570	869	87,523
	(+/-) Exchange rate difference	(134)	-	(55,389)	-	(55,523)
	(+/-) Changes in fair value	-	18,258	-	-	18,258
	(+/-) Other movements	4,878	-	2,008	-	6,886
	Closing balance	1,851,975	38,136	6,282,680	114,440	8,287,231

(*) Includes interest capitalized to the debt during the period amounting to ThU.S.$ 5,135.

38

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

		12-31-2025
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance January 1		1,151,023	201,918	4,717,676	-	6,070,617
	(+) Borrowings obtained	961,136	-	1,343,803	-	2,304,939
	(-) Borrowings paid	(850,800)	1,784	(45,750)	-	(894,766)
Cash flows	(-) Commissions paid	(87,202)	-	(64)	-	(87,266)
	(-) Interest paid	(70,078)	(48,782)	(210,690)	(1,429)	(330,979)
	(-) Obtention (payment) of collateral	-	-	-	69,160	69,160
(+) Accrued interest		77,363	48,782	224,724	1,429	352,298
(+/-) Exchange rate difference		56,988	-	278,252	-	335,240
(+/-) Changes in fair value		-	(183,824)	-	-	(183,824)
(+/-) Other movements		17,736	-	(5,397)	-	12,339
Closing balance		1,256,166	19,878	6,302,554	69,160	7,647,758

		Lease liabilities
		03-31-2026	12-31-2025
		ThU.S.$	ThU.S.$
	Opening balance January 1	1,015,060	727,990
Cash flows	(-) Borrowings paid	(16,467)	(101,832)
	(-) Interest paid	(15,869)	(48,687)
	(+) Accrued interest	15,761	48,687
	(+/-) Exchange rate difference	40,521	72,527
	(+) Increase due to new leases liabilities	61,994	340,622
	(+/-) Other movements	1,080	(24,247)
	Closing balance	1,102,080	1,015,060

39

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 35% in Argentina, 30% in Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax rate).

Deferred tax assets

The following table sets forth the deferred tax assets as of the dates indicated:

	03-31-2026	12-31-2025
Deferred tax assets	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	10,846	11,973
Deferred tax assets relating to post-employment benefits	25,325	26,018
Deferred tax assets relating to property, plant and equipment	143,683	122,533
Deferred tax assets relating to impairment provision	8,820	7,260
Deferred tax assets relating to financial instruments	87,718	84,304
Deferred tax assets relating to tax loss carry forward	217,807	240,892
Deferred tax assets relating to inventories	18,357	20,252
Deferred tax assets relating to provisions for income	22,145	41,364
Deferred tax assets relating to allowance for doubtful accounts	2,419	2,709
Deferred tax assets relating to intangible revaluation	398	397
Deferred tax assets relating to other deductible temporary differences	68,757	65,147
Total deferred tax assets	606,275	622,849
Offsetting presentation	(511,602)	(521,345)
Net effect	94,673	101,504

Certain subsidiaries of Arauco mainly in Chile and Brazil, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of the deferred tax assets recorded. The total amount of these tax losses is ThU.S.$ 785,351 (ThU.S.$ 874,360 as of December 31, 2025).

In addition, as of the closing date of these interim consolidated financial statements, there are ThU.S.$ 113,799 (ThU.S.$ 118,725 as of December 31, 2025) of non-recoverable tax losses mainly from subsidiaries in the United States. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred tax liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	03-31-2026	12-31-2025
Deferred tax liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,370,965	1,397,529
Deferred tax liabilities relating to financial instruments	41,510	42,384
Deferred tax liabilities relating to biological assets	492,919	481,293
Deferred tax liabilities relating to inventory	55,861	60,729
Deferred tax liabilities relating to prepaid expenses	41,877	37,378
Deferred tax liabilities relating to intangible	5,523	5,419
Deferred tax liabilities relating to other taxable temporary differences	45,495	46,670
Total deferred tax liabilities	2,054,150	2,071,402
Offsetting presentation	(511,602)	(521,345)
Net effect	1,542,548	1,550,057

The effect of this year in deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$ 41,300 for the period ended March 31, 2026 (debit of ThU.S.$ 38,614 for the period ended March 31, 2025), which is presented in the consolidated statement of comprehensive income and net in reserves for cash flow hedges in the consolidated statement of changes in equity.

40

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

Deferred tax assets	Opening balance 01-01-2026 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of ítems charged to equity ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 03-31-2026 ThU.S.$
Deferred tax assets relating to liabilities provisions	11,973	(1,198)	-	71	10,846
Deferred tax assets relating to post-employment benefits	26,018	(504)	(182)	(7)	25,325
Deferred tax assets relating to property, plant and equipment	122,533	21,148	-	2	143,683
Deferred tax assets relating to impairment provision	7,260	1,419	-	141	8,820
Deferred tax assets relating to financial instruments	84,304	3,182	-	232	87,718
Deferred tax assets relating to tax loss carry forward	240,892	16,974	(41,280)	1,221	217,807
Deferred tax assets relating to inventories	20,252	(1,902)	-	7	18,357
Deferred tax assets relating to provisions for income	41,364	(19,124)	-	(95)	22,145
Deferred tax assets relating to allowance for doubtful accounts	2,709	(290)	-	-	2,419
Deferred tax assets relating to intangible revaluation	397	-	-	1	398
Deferred tax assets relating to other deductible temporary differences	65,147	3,195	-	415	68,757
Total deferred tax assets	622,849	22,900	(41,462)	1,988	606,275

Deferred tax liabilities	Opening balance 01-01-2026 ThU.S.$	Deferred tax (income) expenses ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 03-31-2026 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,397,529	(28,602)	-	2,038	1,370,965
Deferred tax liabilities relating to financial instruments	42,384	(894)	20	-	41,510
Deferred tax liabilities relating to biological assets	481,293	11,625	-	1	492,919
Deferred tax liabilities relating to inventory	60,729	(4,843)	-	(25)	55,861
Deferred tax liabilities relating to prepaid expenses	37,378	4,504	-	(5)	41,877
Deferred tax liabilities relating to intangible	5,419	(188)	-	292	5,523
Deferred tax liabilities relating to other taxable temporary differences	46,670	(1,625)	-	450	45,495
Total deferred tax liabilities	2,071,402	(20,023)	20	2,751	2,054,150

Deferred tax assets	Opening balance 01-01-2025 ThU.S.$	Deferred tax income (expenses) ThU.S.$	Deferred tax of ítems charged to equity ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2025 ThU.S.$
Deferred tax assets relating to liabilities provisions	11,125	541	-	307	11,973
Deferred tax assets relating to post-employment benefits	23,063	4,118	(1,254)	91	26,018
Deferred tax assets relating to property, plant and equipment	89,655	32,815	-	63	122,533
Deferred tax assets relating to impairment provision	5,672	1,240	-	348	7,260
Deferred tax assets relating to financial instruments	70,760	13,066	(244)	722	84,304
Deferred tax assets relating to tax loss carry forward	252,202	109,896	(123,207)	2,001	240,892
Deferred tax assets relating to biological assets	4,806	(4,806)	-	-	-
Deferred tax assets relating to inventories	27,374	(7,272)	-	150	20,252
Deferred tax assets relating to provisions for income	35,889	5,304	-	171	41,364
Deferred tax assets relating to allowance for doubtful accounts	3,160	(474)	-	23	2,709
Deferred tax assets relating to intangible revaluation	215	182	-	-	397
Deferred tax assets relating to other deductible temporary differences	73,791	(9,019)	-	375	65,147
Total deferred tax assets	597,712	145,591	(124,705)	4,251	622,849

Deferred tax liabilities	Opening balance 01-01-2025 ThU.S.$	Deferred tax (income) expenses ThU.S.$	Deferred tax of items charged to equity ThU.S.$	Increase (decrease) net exchange differences ThU.S.$	Closing balance 12-31-2025 ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,374,164	18,239	-	5,126	1,397,529
Deferred tax liabilities relating to financial instruments	18,887	23,216	281	-	42,384
Deferred tax liabilities relating to biological assets	469,770	11,523	-	-	481,293
Deferred tax liabilities relating to inventory	56,101	4,561	-	67	60,729
Deferred tax liabilities relating to prepaid expenses	34,889	2,454	-	35	37,378
Deferred tax liabilities relating to intangible	6,089	(1,224)	-	554	5,419
Deferred tax liabilities relating to other taxable temporary differences	33,915	11,896	-	859	46,670
Total deferred tax liabilities	1,993,815	70,665	281	6,641	2,071,402

41

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

Temporary differences

The following tables summarize the deductible and taxable temporary differences:

	03-31-2026		12-31-2025
	Deductible difference	Taxable difference	Deductible difference	Taxable difference
Detail of classes of deferred tax temporary differences	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets	388,468	-	381,957	-
Deferred tax assets - tax loss carry forward	217,807	-	240,892	-
Deferred tax liabilities	-	2,054,150	-	2,071,402
Total	606,275	2,054,150	622,849	2,071,402

	January – March
	2026	2025
Detail of temporary difference income and loss amounts	ThU.S.$	ThU.S.$
Deferred tax assets	5,926	(27,766)
Deferred tax assets - tax loss carryforward	16,974	48,493
Deferred tax liabilities	20,023	8,460
Total	42,923	29,187

Income tax expense

Income tax expense consists of the following:

	January – March
	2026	2025
Income tax composition	ThU.S.$	ThU.S.$
Current income tax expense	(21,901)	(21,222)
Prior period current income tax adjustments	-	(97)
Other current benefit tax (expenses)	(810)	(652)
Current tax expense, net	(22,711)	(21,971)

Deferred tax expense relating to origination and reversal of temporary differences	25,949	(19,306)
Tax benefit arising from tax credits used to reduce deferred tax expense	16,974	48,493
Total deferred tax benefit (expense), net	42,923	29,187
Total income tax benefit (expense)	20,212	7,216

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies for the year ended March 31, 2026 and December 31, 2025:

	January – March
	2026	2025
	ThU.S.$	ThU.S.$
Foreign current income tax expense	(21,914)	(15,364)
Domestic current income tax expense	(797)	(6,607)
Total current income tax expense	(22,711)	(21,971)

Foreign deferred tax benefit (expense)	28,614	11,925
Domestic deferred tax benefit (expense)	14,309	17,262
Total deferred tax benefit (expense)	42,923	29,187

Total income tax benefit (expense)	20,212	7,216

42

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January – March
	2026	2025
Reconciliation of income tax from statutory rate to effective tax rate	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	27%	27%
Tax expense at statutory tax rate	18,807	9,104
Tax effect of foreign tax rates	5,277	2,705
Tax effect of income exempt from taxation	7,914	9,332
Tax effect of not deductible expenses	(8,786)	(4,787)
Tax effect of a new evaluation of deferred tax assets (*)	26,698	3,483
Tax effect of tax provided in excess in prior periods	-	(97)
Other tax rate effects (**)	(29,698)	(12,524)
Total adjustments to tax expense at applicable tax rate	1,405	(1,888)
Tax benefit (expense) at effective tax rate	20,212	7,216

(*) It corresponds mainly to the tax effect associated with the inflation adjustment on Argentine tax bases.

(**) It mainly includes the tax effect generated by the exchange difference in the conversion of tax bases with local currency other than the functional currency.

Arauco has assessed the potential impact derived from the implementation of the so-called "GloBE or Pillar 2 rules," which seek to ensure that multinational groups pay a minimum effective tax rate of 15%.

To date, this regulation has not been adopted in Chile (the jurisdiction where Arauco’s headquarters are located), but it has been adopted in other jurisdictions where Arauco operates, making it necessary to estimate the potential impact of its application as of its effective date for the fiscal years ended March 31, 2026 and December 31, 2025.

Therefore, based on its best understanding, Arauco has evaluated the impact that these regulations could have in all jurisdictions where it operates and has determined that, to date, they would only have an impact on some of its operations in Uruguay. The balance of the provision for this item as of March 31, 2026 amounts to ThU.S.$ 19,900 (ThU.S.$ 20,234 as of December 31, 2025).

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

	03-31-2026	12-31-2025
Current tax assets	ThU.S.$	ThU.S.$
Monthly Provisional Payments	58,067	46,156
Income tax receivable	18,591	27,071
Provision tax income	(50,984)	(46,384)
Recoverable credits	47,797	47,698
Other tax receivables	764	1,768
Total	74,235	76,309

	03-31-2026	12-31-2025
Current tax liabilities	ThU.S.$	ThU.S.$
Provision tax income (First category)	38,168	24,445
Monthly Provisional Payments and other tax receivables	(20,075)	(15,531)
Other tax payables	25,237	21,491
Total	43,330	30,405

	03-31-2026	12-31-2025
Non-current current tax liabilities	ThU.S.$	ThU.S.$
Provision tax income (First category), non-current	2,676	3,001
Other tax payables, non-current	4,255	4,255
Total	6,931	7,256

43

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	03-31-2026	12-31-2025
	ThU.S.$	ThU.S.$

Property, plant and equipment, net
Construction work in progress	2,443,540	2,316,654
Land	981,360	978,088
Buildings	3,580,178	3,565,602
Plant and equipment	3,877,582	3,941,918
Information technology equipment	38,060	39,479
Fixtures and fittings	13,072	12,822
Motor vehicles	59,039	64,695
Bearer plants	969	1,045
Other property, plant and equipment	205,923	204,510
Total net	11,199,723	11,124,813

Property, plant and equipment, gross
Construction work in progress	2,443,540	2,316,654
Land	981,360	978,088
Buildings	6,653,191	6,578,709
Plant and equipment	9,230,720	9,188,739
Information technology equipment	147,762	147,033
Fixtures and fittings	58,272	57,908
Motor vehicles	133,950	136,536
Bearer plants	1,351	1,350
Other property, plant and equipment	223,560	221,678
Total gross	19,873,706	19,626,695

Accumulated depreciation and impairment
Buildings	(3,073,013)	(3,013,107)
Plant and equipment	(5,353,138)	(5,246,821)
Information technology equipment	(109,702)	(107,554)
Fixtures and fittings	(45,200)	(45,086)
Motor vehicles	(74,911)	(71,841)
Bearer plants	(382)	(305)
Other property, plant and equipment	(17,637)	(17,168)
Total	(8,673,983)	(8,501,882)

Description of property, plant and equipment pledged as security for liabilities

As of March 31, 2026, there are no significant assets pledged as collateral to be disclosed in these consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	03-31-2026	12-31-2025
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	3,236,719	3,561,992

The disbursements commitments are mainly related to Sucuriú project.

44

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of property, plant and equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of March 31, 2026 and December 31, 2025:

Reconciliation of property, plant and	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Bearer plants	Other property, plant and equipment	Total
equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2026	2,316,654	978,088	3,565,602	3,941,918	39,479	12,822	64,695	1,045	204,510	11,124,813
Changes
Additions	219,826	702	5,479	2,719	63	53	145	-	3,787	232,774
Disposals	-	(705)	-	(266)	(24)	-	(5)	-	(59)	(1,059)
Withdrawals	(27)	-	(638)	(1,925)	-	(140)	(2)	-	(4,562)	(7,294)
Depreciation	-	-	(56,665)	(102,460)	(2,034)	(756)	(3,225)	(76)	(497)	(165,713)
Impairment loss recognized in profit or loss	-	-	(278)	(179)	-	-	-	-	-	(457)
Increase (decrease) through net exchange differences	(5,403)	3,275	7,588	8,697	97	41	11	-	2,974	17,280
Transfers from construction in progress closed and reclassifications	(87,510)	-	59,090	29,699	479	1,052	(2,580)	-	(230)	-
Decrease through transfers of leasing assets	-	-	-	(621)	-	-	-	-	-	(621)
Total changes	126,886	3,272	14,576	(64,336)	(1,419)	250	(5,656)	(76)	1,413	74,910
Closing balance 03-31-2026	2,443,540	981,360	3,580,178	3,877,582	38,060	13,072	59,039	969	205,923	11,199,723

Reconciliation of property, plant and	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Bearer plants	Other property, plant and equipment	Total
equipment	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2025	725,744	931,333	3,663,306	3,984,319	41,250	12,288	54,744	-	197,087	9,610,071
Changes
Additions	1,999,149	40,891	19,529	61,975	1,237	653	4,379	-	7,918	2,135,731
Disposals	-	(2,726)	(554)	(7,840)	(9)	(7)	(196)	-	(585)	(11,917)
Withdrawals	(6,865)	(571)	(3,306)	(8,980)	(173)	(33)	(384)	-	(103)	(20,415)
Depreciation	-	-	(225,723)	(403,903)	(8,727)	(2,956)	(11,709)	(305)	(1,447)	(654,770)
Impairment loss recognized in profit or loss	-	-	3,362	3,015	-	-	38	-	-	6,415
Increase (decrease) through net exchange differences	27,600	8,888	15,881	41,740	352	133	34	-	2,518	97,146
Reclassification of assets held for sale	-	(1,528)	(100)	(3,347)	-	-	(26)	-	-	(5,001)
Transfers from construction in progress closed and reclassifications	(428,974)	1,801	93,207	304,758	5,549	2,744	20,443	1,350	(878)	-
Decrease through transfers of leasing assets	-	-	-	(29,819)	-	-	(2,628)	-	-	(32,447)
Total changes	1,590,910	46,755	(97,704)	(42,401)	(1,771)	534	9,951	1,045	7,423	1,514,742
Closing balance 12-31-2025	2,316,654	978,088	3,565,602	3,941,918	39,479	12,822	64,695	1,045	204,510	11,124,813

45

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the years ended March 31, 2026 and December 31, 2025 was as follows:

	January – March
	2026	2025
Depreciation for the year	ThU.S.$	ThU.S.$
Cost of sales	158,085	145,304
Distribution costs	123	-
Administrative expenses	7,171	7,308
Other expenses	2,042	3,475
Total	167,421	156,087

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Bearer plants	5
Other property, plant and equipment	14

The capitalized borrowing costs are detailed in Note 12.

46

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. Leases

Arauco acting as lessee

Right of use assets

	03-31-2026	12-31-2025
	ThU.S.$	ThU.S.$
Property, plant and equipment by right of use, net

Land	874,609	846,850
Buildings	24,801	23,338
Plant and equipment	63,451	64,704
Information technology equipment	252	304
Motor vehicles	67,907	58,219
Other property, plant and equipment	9,430	10,303
Total net	1,040,450	1,003,718
Property, plant and equipment by right of use, gross

Land	978,331	942,871
Buildings	44,097	42,205
Plant and equipment	94,935	96,808
Information technology equipment	721	737
Motor vehicles	146,520	129,820
Other property, plant and equipment	15,743	16,044
Total gross	1,280,347	1,228,485
Accumulated depreciation and impairment by right of use

Land	(103,722)	(96,021)
Buildings	(19,296)	(18,867)
Plant and equipment	(31,484)	(32,104)
Information technology equipment	(469)	(433)
Motor vehicles	(78,613)	(71,601)
Other property, plant and equipment	(6,313)	(5,741)
Total	(239,897)	(224,767)

47

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Unaudited consolidated financial statements

March 31, 2026

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of property, plant and equipment by right of use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of March 31, 2026 and December 31, 2025:

Reconciliation of property, plant	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
and equipment by right of use	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2026	846,850	23,338	64,704	304	58,219	10,303	1,003,718
Changes
Additions	40,838	3,671	92	-	17,393	-	61,994
Withdrawals	-	(494)	(16)	-	(71)	-	(581)
Depreciation (*)	(13,085)	(1,766)	(1,533)	(54)	(7,631)	(669)	(24,738)
Increase (decrease) through net exchange differences	14	52	(1)	2	(3)	-	64
Increase (decrease) through others	(8)	-	205	-	-	(204)	(7)
Total changes	27,759	1,463	(1,253)	(52)	9,688	(873)	36,732
Closing balance 03-31-2026	874,609	24,801	63,451	252	67,907	9,430	1,040,450

Reconciliation of property, plant	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
and equipment by right of use	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2025	599,101	15,992	63,102	392	80,464	12,835	771,886
Changes
Additions	300,063	13,869	7,215	222	19,054	199	340,622
Disposals	-	-	-	-	(574)	-	(574)
Withdrawals	(3,659)	-	-	-	(9,879)	-	(13,538)
Depreciation (*)	(37,407)	(6,471)	(5,891)	(350)	(30,200)	(2,731)	(83,050)
Increase (decrease) through net exchange differences	868	51	278	40	(183)	-	1,054
Increase (decrease) through others	(12,116)	(103)	-	-	(463)	-	(12,682)
Total changes	247,749	7,346	1,602	(88)	(22,245)	(2,532)	231,832
Closing balance 12-31-2025	846,850	23,338	64,704	304	58,219	10,303	1,003,718

(*) The amount of depreciation related to land leased for plantations is reclassified to biological assets to form part of the formation costs.

Lease liabilities and their maturity are presented in Notes 11 and 23.

The depreciation expense for the years ended March 31, 2026 and December 31, 2025 recognized in property, plant and equipment by right of use is as follows:

	January – March
	2026	2025
Depreciation for the period	ThU.S.$	ThU.S.$
Cost of sales	8,790	9,012
Distribution costs	393	230
Administrative expenses	2,304	1,955
Total	11,487	11,197

In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months and for leases in which the underlying asset is of low value ThU.S.$ 5. As a result, Arauco has recognized directly in the consolidated statement of profit or loss, as follows:

	January – March
	2026	2025
	ThU.S.$	ThU.S.$
Expenses from payments of variable leases	(26,894)	(36,672)
Expenses from low value leases	(461)	(792)
Expenses from short-term leases	(19,282)	(19,154)
Income from sublease of right of use assets	170	164

48

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

Reconciliation of financial lease minimum payments:

	03-31-2026
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	20,184	2,252	17,932
Between one and two years	17,387	1,478	15,909
Between two and three years	14,469	905	13,564
Between three and four years	7,467	423	7,044
Between four and five years	3,654	178	3,476
More than five years	14,250	979	13,271
Total	77,411	6,215	71,196

	12-31-2025
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	26,758	2,725	24,033
Between one and two years	24,433	1,749	22,684
Between two and three years	16,626	831	15,795
Between three and four years	7,860	408	7,452
Between four and five years	2,618	159	2,459
More than five years	5,242	346	4,896
Total	83,537	6,218	77,319

Financial lease receivables are presented in the consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than six years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January – March
	2026	2025
Classes of revenue	ThU.S.$	ThU.S.$
Revenue from sales of goods	1,452,608	1,499,088
Revenue from rendering of services	30,111	32,373
Total	1,482,719	1,531,461

The reportable segments revenues by business area and by geographical area are presented in Note 24.

51

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of benefits and expenses by employee

	January – March
	2026	2025
	ThU.S.$	ThU.S.$
Employee expenses	201,328	174,677
Wages and salaries	196,121	169,894
Severance indemnities	5,207	4,783

	03-31-2026	12-31-2025
Inflation	3.20%	3.20%
Annual rate of wage growth	5.22%	5.22%
Mortality rate	RV-2020	RV-2020

Sensitivities to assumptions	ThU.S.$

Discount rate
Increase in 100 bps	(6,075)
Decrease in 100 bps	6,959

Wage growth rates
Increase in 100 bps	6,125
Decrease in 100 bps	8,226

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of March 31, 2026 and December 31, 2025:

	03-31-2026	12-31-2025
	ThU.S.$	ThU.S.$
Current	7,447	7,501
Non-current	86,823	87,359
Total	94,270	94,860

	03-31-2026	12-31-2025
Reconciliation of the present value of severance indemnities obligations	ThU.S.$	ThU.S.$
Opening balance	94,860	84,303
Current service cost	1,687	6,840
Interest cost	1,215	4,863
Actuarial gains and losses arising from experience	(674)	(4,643)
Benefits paid	(806)	(5,064)
Increase (decrease) for foreign currency exchange rates changes	(2,012)	8,561
Closing balance	94,270	94,860

The average staffing as of March 31, 2026 was 19,100 people.

52

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

	U.S dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
March 31, 2026	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	1,037,505	8,305	119,562	42,630	47,436	9,573	290,531	-	1,555,542
Other current financial assets	378,450	-	-	35	-	-	24	-	378,509
Other current non-financial assets	91,720	607	9,621	13,420	24,588	5,280	65,501	-	210,737
Trade and other current receivables	457,573	23,647	68,607	24,897	37,015	12,576	117,551	21,096	762,962
Accounts receivable due from related companies	48	-	-	-	-	-	699	-	747
Current inventories	1,381,823	-	95,492	-	52,792	-	1,557	-	1,531,664
Current biological assets	252,723	-	294	-	-	-	-	-	253,017
Current tax assets	65,741	-	3,782	-	693	2,931	1,088	-	74,235
Non-current assets or disposal groups classified as held for sale	3,665,583	32,559	297,358	80,982	162,524	30,360	476,951	21,096	4,767,413
Non-current assets or disposal groups classified as held for sale	3,708	-	15	-	52	-	-	-	3,775
Total current assets	3,669,291	32,559	297,373	80,982	162,576	30,360	476,951	21,096	4,771,188

Non-current assets
Other non-current financial assets	296,178	-	-	104	-	-	-	-	296,282
Other non-current non-financial assets	576,370	35	128,083	-	810	706	1,258	89	707,351
Trade and other non-current receivables	1,355	-	19,530	382	-	-	5,160	53,676	80,103
Investments accounted for using equity method	115,491	222,151	77,227	-	-	-	64,566	-	479,435
Intangible assets other than goodwill	45,038	-	1,243	-	270	2,052	127	-	48,730
Goodwill	39,335	-	11,910	-	-	2,014	-	-	53,259
Property, plant and equipment	10,441,095	-	321,006	-	403,889	32,177	1,556	-	11,199,723
Right of use assets	1,034,955	-	1,031	-	3,623	309	532	-	1,040,450
Non-current biological assets	3,157,457	-	-	-	-	-	-	-	3,157,457
Deferred tax assets	60,296	-	34,377	-	-	-	-	-	94,673
Total non-current assets	15,767,570	222,186	594,407	486	408,592	37,258	73,199	53,765	17,157,463

Total assets	19,436,861	254,745	891,780	81,468	571,168	67,618	550,150	74,861	21,928,651

	U.S dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
March 31, 2026	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	507,276	76,343	49,423	-	-	-	-	295,792	928,834
Current lease liabilities	15,993	102	21,850	-	397	245	16,392	4,991	59,970
Trade and other current payables	165,235	37,813	198,657	40,107	23,238	28,878	291,432	38,735	824,095
Accounts payable to related companies	438	-	-	-	-	-	12,658	-	13,096
Other short-term provisions	114	-	1,365	-	-	-	41	1,377	2,897
Current tax liabilities	11,176	17,035	3,110	10,771	1,238	-	-	-	43,330
Current provisions for employee benefits	25	-	-	-	-	-	7,422	-	7,447
Other current non-financial liabilities	21,431	96	36,275	8,295	11,295	40	11,982	27	89,441
Total current liabilities	721,688	131,389	310,680	59,173	36,168	29,163	339,927	340,922	1,969,110

Non-current liabilities
Other non-current financial liabilities	4,508,296	214,228	69,876	-	-	-	-	2,565,997	7,358,397
Non-current lease liabilities	127,840	184	852,597	-	1,459	82	43,539	16,409	1,042,110
Other non current payables	25,201	-	19,652	-	-	-	9,027	-	53,880
Non-current accounts payable to related companies	23,848	-	-	-	-	-	-	-	23,848
Other long-term provisions	23,482	-	6,318	3,496	5,379	-	-	-	38,675
Deferred tax liabilities	1,510,270	-	20,228	-	6,748	5,302	-	-	1,542,548
Non-current, current tax liabilities	4,255	-	-	2,676	-	-	-	-	6,931
Non-current provisions for employee benefits	-	-	-	-	1,612	-	85,211	-	86,823
Other non-current non-financial liabilities	-	-	28,893	64	-	-	552	-	29,509
Total non-current liabilities	6,223,192	214,412	997,564	6,236	15,198	5,384	138,329	2,582,406	10,182,721

Total liabilities	6,944,880	345,801	1,308,244	65,409	51,366	34,547	478,256	2,923,328	12,151,831

53

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

	U.S dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
December 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	777,505	15,723	107,494	43,063	32,564	69,274	238,430	-	1,284,053
Other current financial assets	230,988	-	-	-	-	-	36	-	231,024
Other current non-financial assets	84,335	663	12,620	14,116	25,684	6,047	69,351	-	212,816
Trade and other current receivables	537,861	16,967	52,973	22,408	36,149	7,910	130,689	27,209	832,166
Accounts receivable due from related companies	48	-	-	-	-	-	442	-	490
Current inventories	1,372,990	-	93,292	-	48,503	-	1,854	-	1,516,639
Current biological assets	235,512	-	821	-	-	-	-	-	236,333
Current tax assets	63,063	-	4,446	-	1,388	4,695	2,717	-	76,309
Non-current assets or disposal groups classified as held for sale	3,302,302	33,353	271,646	79,587	144,288	87,926	443,519	27,209	4,389,830
Non-current assets or disposal groups classified as held for sale	3,807	-	15	-	53	-	26	-	3,901
Total current assets	3,306,109	33,353	271,661	79,587	144,341	87,926	443,545	27,209	4,393,731

Non-current assets
Other non-current financial assets	257,498	-	-	-	-	-	-	-	257,498
Other non-current non-financial assets	546,939	36	106,045	-	810	671	1,262	91	655,854
Trade and other non-current receivables	1,394	-	18,623	344	-	-	5,264	53,700	79,325
Investments accounted for using equity method	113,857	232,236	73,998	-	-	-	63,451	-	483,542
Intangible assets other than goodwill	46,367	-	1,276	-	308	2,414	128	-	50,493
Goodwill	39,335	-	11,298	-	-	2,048	-	-	52,681
Property, plant and equipment	10,401,426	-	303,204	-	385,773	33,032	1,378	-	11,124,813
Right of use assets	1,000,254	-	414	-	2,657	388	5	-	1,003,718
Non-current biological assets	3,101,604	-	-	-	-	-	-	-	3,101,604
Deferred tax assets	59,779	-	41,725	-	-	-	-	-	101,504
Total non-current assets	15,568,453	232,272	556,583	344	389,548	38,553	71,488	53,791	16,911,032

Total assets	18,874,562	265,625	828,244	79,931	533,889	126,479	515,033	81,000	21,304,763

	U.S dollar	Euros	Brazilian Real	Argentine Pesos	Mexican Pesos	Other currencies	Chilean Pesos	U.F.	Total
December 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	236,724	76,916	109,184	-	-	-	-	285,646	708,470
Current lease liabilities	16,279	110	16,052	-	428	341	16,430	6,183	55,823
Trade and other current payables	156,792	37,180	428,735	41,240	23,199	30,083	285,349	40,663	1,043,241
Accounts payable to related companies	559	-	-	-	-	-	8,878	-	9,437
Other short-term provisions	116	-	1,514	-	-	-	21	1,404	3,055
Current tax liabilities	8,691	17,598	72	2,791	974	279	-	-	30,405
Current provisions for employee benefits	13	-	-	-	-	-	7,488	-	7,501
Other current non-financial liabilities	17,890	150	30,553	6,380	7,156	49	11,465	-	73,643
Total current liabilities	437,064	131,954	586,110	50,411	31,757	30,752	329,631	333,896	1,931,575

Non-current liabilities
Other non-current financial liabilities	4,022,076	217,535	83,803	-	-	-	-	2,615,874	6,939,288
Non-current lease liabilities	129,212	213	778,083	-	549	257	33,567	17,356	959,237
Other non current payables	24,952	-	19,558	-	-	-	9,203	-	53,713
Non-current accounts payable to related companies	23,924	-	-	-	-	-	-	-	23,924
Other long-term provisions	23,482	-	6,879	2,803	5,424	-	-	-	38,588
Deferred tax liabilities	1,507,901	-	29,700	-	7,297	5,159	-	-	1,550,057
Non-current, current tax liabilities	4,255	-	-	3,001	-	-	-	-	7,256
Non-current provisions for employee benefits	-	-	-	-	1,574	-	85,785	-	87,359
Other non-current non-financial liabilities	-	-	29,506	65	-	-	717	-	30,288
Total non-current liabilities	5,735,802	217,748	947,529	5,869	14,844	5,416	129,272	2,633,230	9,689,710

Total liabilities	6,172,866	349,702	1,533,639	56,280	46,601	36,168	458,903	2,967,126	11,621,285

54

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

	03-31-2026			12-31-2025
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total current liabilities	1,321,086	648,024	1,969,110	1,306,967	624,608	1,931,575

Other current financial liabilities	375,521	553,313	928,834	163,130	545,340	708,470
U.S. dollar	282,194	225,082	507,276	71,285	165,439	236,724
Euros	38,640	37,703	76,343	-	76,916	76,916
Brazilian real	6,533	42,890	49,423	91,845	17,339	109,184
U.F.	48,154	247,638	295,792	-	285,646	285,646

Bank borrowings	162,686	297,623	460,309	91,845	219,854	311,699
U.S. dollar	117,513	217,030	334,543	-	125,599	125,599
Euros	38,640	37,703	76,343	-	76,916	76,916
Brazilian real	6,533	42,890	49,423	91,845	17,339	109,184

Other borrowings	212,835	255,690	468,525	71,285	325,486	396,771
U.S. dollar	164,681	8,052	172,733	71,285	39,840	111,125
U.F.	48,154	247,638	295,792	-	285,646	285,646

Current lease liabilities	13,741	46,229	59,970	18,605	37,218	55,823
U.S. dollar	4,465	11,528	15,993	4,160	12,119	16,279
Euros	27	75	102	32	78	110
Brazilian real	2,120	19,730	21,850	6,176	9,876	16,052
Mexican pesos	158	239	397	177	251	428
Other currencies	73	172	245	103	238	341
Chilean pesos	5,890	10,502	16,392	5,557	10,873	16,430
U.F.	1,008	3,983	4,991	2,400	3,783	6,183

Trade and other current payables	803,270	20,825	824,095	1,002,999	40,242	1,043,241
U.S. dollar	165,217	18	165,235	156,408	384	156,792
Euros	37,813	-	37,813	37,180	-	37,180
Brazilian real	180,483	18,174	198,657	392,040	36,695	428,735
Argentine pesos	40,107	-	40,107	41,240	-	41,240
Mexican pesos	20,605	2,633	23,238	20,036	3,163	23,199
Other currencies	28,878	-	28,878	30,083	-	30,083
Chilean pesos	291,432	-	291,432	285,349	-	285,349
U.F.	38,735	-	38,735	40,663	-	40,663

Accounts payable to related companies	13,096	-	13,096	9,437	-	9,437
U.S. dollar	438	-	438	559	-	559
Chilean pesos	12,658	-	12,658	8,878	-	8,878

Other short-term provisions	2,897	-	2,897	3,055	-	3,055
U.S. dollar	114	-	114	116	-	116
Brazilian real	1,365	-	1,365	1,514	-	1,514
Chilean pesos	41	-	41	21	-	21
U.F.	1,377	-	1,377	1,404	-	1,404

Current tax liabilities	15,673	27,657	43,330	28,597	1,808	30,405
U.S. dollar	11,176	-	11,176	6,883	1,808	8,691
Euros	-	17,035	17,035	17,598	-	17,598
Brazilian real	2,596	514	3,110	72	-	72
Argentine pesos	663	10,108	10,771	2,791	-	2,791
Mexican pesos	1,238	-	1,238	974	-	974
Other currencies	-	-	-	279	-	279

Current provisions for employee benefits	7,447	-	7,447	7,501	-	7,501
U.S. dollar	25	-	25	13	-	13
Chilean pesos	7,422	-	7,422	7,488	-	7,488

Other current non-financial liabilities	89,441	-	89,441	73,643	-	73,643
U.S. dollar	21,431	-	21,431	17,890	-	17,890
Euros	96	-	96	150	-	150
Brazilian real	36,275	-	36,275	30,553	-	30,553
Argentine pesos	8,295	-	8,295	6,380	-	6,380
Mexican pesos	11,295	-	11,295	7,156	-	7,156
Other currencies	40	-	40	49	-	49
Chilean pesos	11,982	-	11,982	11,465	-	11,465
U.F.	27	-	27	-	-	-

55

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

	03-31-2026				12-31-2025
	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	2,463,763	1,837,826	5,881,132	10,182,721	2,483,597	1,561,743	5,644,370	9,689,710

Other non-current financial liabilities	1,118,640	1,678,712	4,561,045	7,358,397	1,156,587	1,405,814	4,376,887	6,939,288
U.S. dollar	686,905	1,508,639	2,312,752	4,508,296	716,962	1,220,427	2,084,687	4,022,076
Euros	141,255	72,973	-	214,228	144,005	73,530	-	217,535
Brazilian real	60,297	9,579	-	69,876	60,984	22,819	-	83,803
U.F.	230,183	87,521	2,248,293	2,565,997	234,636	89,038	2,292,200	2,615,874

Bank borrowings	352,789	596,950	441,927	1,391,666	414,511	322,845	207,111	944,467
U.S. dollar	151,237	514,398	441,927	1,107,562	209,522	226,496	207,111	643,129
Euros	141,255	72,973	-	214,228	144,005	73,530	-	217,535
Brazilian real	60,297	9,579	-	69,876	60,984	22,819	-	83,803

Other borrowings	765,851	1,081,762	4,119,118	5,966,731	742,076	1,082,969	4,169,776	5,994,821
U.S. dollar	535,668	994,241	1,870,825	3,400,734	507,440	993,931	1,877,576	3,378,947
U.F.	230,183	87,521	2,248,293	2,565,997	234,636	89,038	2,292,200	2,615,874

Non-current lease liabilities	107,286	90,793	844,031	1,042,110	98,028	83,634	777,575	959,237
U.S. dollar	32,741	21,720	73,379	127,840	34,671	22,517	72,024	129,212
Euros	148	36	-	184	159	54	-	213
Brazilian real	37,972	49,429	765,196	852,597	32,098	43,376	702,609	778,083
Mexican pesos	859	600	-	1,459	504	45	-	549
Other currencies	82	-	-	82	257	-	-	257
Chilean pesos	25,309	15,574	2,656	43,539	20,396	13,171	-	33,567
U.F.	10,175	3,434	2,800	16,409	9,943	4,471	2,942	17,356

Non-current payable	53,880	-	-	53,880	53,713	-	-	53,713
U.S. dollar	25,201	-	-	25,201	24,952	-	-	24,952
Brazilian real	19,652	-	-	19,652	19,558	-	-	19,558
Chilean pesos	9,027	-	-	9,027	9,203	-	-	9,203

Non- current accounts payable to related companies	15,821	612	7,415	23,848	15,821	612	7,491	23,924
U.S. dollar	15,821	612	7,415	23,848	15,821	612	7,491	23,924

Other long-term provisions	34,535	284	3,856	38,675	34,618	114	3,856	38,588
U.S. dollar	23,482	-	-	23,482	23,482	-	-	23,482
Brazilian real	2,178	284	3,856	6,318	2,909	114	3,856	6,879
Argentine pesos	3,496	-	-	3,496	2,803	-	-	2,803
Mexican pesos	5,379	-	-	5,379	5,424	-	-	5,424

Deferred tax liabilities	1,010,427	67,336	464,785	1,542,548	999,927	71,569	478,561	1,550,057
U.S. dollar	997,128	64,952	448,190	1,510,270	986,295	67,719	453,887	1,507,901
Brazilian real	1,249	2,384	16,595	20,228	1,176	3,850	24,674	29,700
Mexican pesos	6,748	-	-	6,748	7,297	-	-	7,297
Other currencies	5,302	-	-	5,302	5,159	-	-	5,159

Non-current current tax liabilities	6,931	-	-	6,931	7,256	-	-	7,256
U.S. dollar	4,255	-	-	4,255	4,255	-	-	4,255
Argentine pesos	2,676	-	-	2,676	3,001	-	-	3,001

Non-current provisions for employee benefits	86,823	-	-	86,823	87,359	-	-	87,359
Mexican pesos	1,612	-	-	1,612	1,574	-	-	1,574
Chilean pesos	85,211	-	-	85,211	85,785	-	-	85,785

Other non-current non-financial liabilities	29,420	89	-	29,509	30,288	-	-	30,288
Brazilian real	28,804	89	-	28,893	29,506	-	-	29,506
Argentine pesos	64	-	-	64	65	-	-	65
Chilean pesos	552	-	-	552	717	-	-	717

56

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. dollar as follows:

Subsidiary	Country	Functional currency
Altovento SpA.	Chile	Chilean pesos
Arauco Canada Ltd.	Canada	Canadian dollar
Arauco Empreendimentos Florestais MS Ltda.	Brazil	Brazilian Real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Indústria de Painéis S.A.	Brazil	Brazilian real
Arauco Participações Florestais Ltda.	Brazil	Brazilian real
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos
E2E SpA.	Chile	Chilean pesos
Leasing Forestal S.A.	Argentina	Argentine pesos
Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian real
Parque Eólico Girasol SpA.	Chile	Chilean pesos
Parque Eólico El Jazmín SpA.	Chile	Chilean pesos
Parque Eólico El Trébol SpA.	Chile	Chilean pesos
Parque Eólico Hortensias SpA.	Chile	Chilean pesos
Parque Eólico Las Calas SpA.	Chile	Chilean pesos
Parque Eólico Las Dalias SpA.	Chile	Chilean pesos
Parque Eólico Las Fresias SpA.	Chile	Chilean pesos
Parque Eólico Lavanda SpA.	Chile	Chilean pesos
Parque Eólico Los Cardos SpA.	Chile	Chilean pesos
Parque Eólico Tulipanes SpA.	Chile	Chilean pesos
Tecverde S.A.	Brazil	Brazilian real

The table below shows a detail per company of the effect in the period of the reserve of exchange differences on translation of the parent’s ownership interest:

	January – March
	2026	2025
	ThU.S.$	ThU.S.$
Arauco Canada Limited.	(4,073)	233
Arauco Do Brasil S.A.(*)	-	20,437
Arauco Industria de Mexico, S.A de C.V.	(3,085)	2,960
Arauco Indústria de Painéis S.A. (*)	16,321	-
Arauco Participações Florestais Ltda.	4,777	3,282
Mahal Empreendimentos e Participações S.A.	3,267	7,109
Sonae Arauco S.A.	(3,998)	8,414
Others (**)	396	(3,782)
Total reserve of exchange differences on translation	13,605	38,653

(*) On January 1, 2026, Arauco de Indústria de Painéis S.A. carried out the reverse merger of Arauco do Brasil S.A.

Effect of foreign exchange rates changes

	January – March
	2026	2025
	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	17,550	(38,366)
Reserve of exchange differences on translation (with non-controlling interests)	13,178	38,658

57

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. Borrowing COSTS

Arauco capitalizes interest at effective rate on current investment projects, that are carried out with debts.

The interest cost that have been capitalized mainly associated with the construction project of the pulp mill known as the Sucuriú Project.

	January – March
	2026	2025
	ThU.S.$	ThU.S.$
Interest cost capitalized, property, plant and equipment
Capitalization rate of interest cost capitalized, property, plant and equipment	4.96%	4.88%
Amount of the interest cost capitalized, property, plant and equipment	29,527	1,878

NOTE 13. RELATED PARTIES

Related party disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean pesos, U.S. dollars and Brazilian real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Copec S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these interim consolidated financial statements, there were neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of group’s main shareholders

The ultimate shareholders of Arauco, directly and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the intermediate controlling entity that produces interim consolidated financial statements for public use

Empresas Copec S.A.

Key management personnel compensation

Compensation to key management personnel, including directors, managers and deputy managers, consists of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing strategy terms and conditions corresponding to transactions with related parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

58

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the relationship between the parent company and its subsidiaries

			Functional	% Ownership interest			% Ownership interest
ID N°	Company Name	Country	Currency	03-31-2026			12-31-2025
				Direct	Indirect	Total	Direct	ndirect	Total
77.630.621-5	Agrícola Ranquillón SpA	Chile	U.S. Dollar	-	98.64429	98.64429	-	98.64296	98.64296
77.630.618-5	Agrícola San Carlos SpA	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.623-1	Agrícola Santa Emilia SpA	Chile	U.S. Dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.626-6	Agrícola Siberia SpA	Chile	U.S. Dollar	-	98.64429	98.64429	-	98.64296	98.64296
78.115.725-2	Altovento SpA.	Chile	Chilean Pesos	-	99.94839	99.94839	-	99.94839	99.94839
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.97070	90.00940	99.98010	9.97070	90.00940	99.98010
-	Arauco Australia Pty Ltd. (2)	Australia	U.S. Dollar	-	-	-	-	99.99898	99.99898
96.547.510-9	Arauco Bioenergía SpA	Chile	U.S. Dollar	98.00000	1.99897	99.99897	98.00000	1.99897	99.99897
-	Arauco Canada Ltd.	Canada	Canadian Dollar	-	99.99911	99.99911	-	99.99911	99.99911
-	Arauco Celulose do Brasil S.A.	Brazil	Brazilian Real	-	99.99899	99.99899	-	99.99899	99.99899
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.47783	98.52042	99.99825	1.47783	98.52042	99.99825
-	Arauco do Brasil S.A. (1)	Brazil	Brazilian Real	-	-	-	1.06807	98.93105	99.99912
-	Arauco Empreendimentos Florestais MS Ltda.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Arauco Europe Cooperatief U.A.	The Netherlands	U.S. Dollar	0.25001	99.74897	99.99898	0.25001	99.74897	99.99898
-	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	-	99.99910	99.99910	-	99.99910	99.99910
-	Arauco Indústria de Painéis S.A.	Brazil	Brazilian Real	-	1.06807	1.06807	-	99.99912	99.99912
-	Arauco Middle East DMCC.	United Arab Emirates	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco North America, Inc.	United States	U.S. Dollar	0.00010	99.99901	99.99911	0.00010	99.99901	99.99911
-	Arauco MS Participações S.A.	Brazil	Brazilian Real	8.52667	91.47240	99.99907	8.52667	91.47240	99.99907
-	Arauco Participações Florestais Ltda.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.00126	99.99772	99.99898	0.00126	99.99772	99.99898
-	Arauco Porto Brasil S.A.	Brazil	U.S. Dollar	-	99.99807	99.99807	-	99.99807	99.99807
-	Arauco Ventures Limited.	United Kingdom	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood (China) Company Limited.	China	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood Limited.	United Kingdom	U.S. Dollar	12.63126	87.36785	99.99911	12.63126	87.36785	99.99911
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.00050	99.99861	99.99911	0.00050	99.99861	99.99911
-	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	0.33333	99.66578	99.99911	0.33333	99.66578	99.99911
96.657.900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	-	56.83124	56.83124	-	56.83117	56.83117
76.869.577-0	E2E SpA	Chile	Chilean Pesos	1.00000	98.99861	99.99861	1.00000	98.99861	99.99861
85.805.200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.94839	-	99.94839	99.94839	-	99.94839
93.838.000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	-	98.64429	98.64429	-	98.64296	98.64296
96.563.550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.01862	1.98036	99.99898	98.01862	1.98036	99.99898
79.990.550-7	Investigaciones Forestales Bioforest SpA	Chile	U.S. Dollar	1.00000	98.94891	99.94891	1.00000	98.94891	99.94891
-	Leasing Forestal S.A.	Argentina	Argentine pesos	-	99.98010	99.98010	-	99.98010	99.98010
76.860.724-9	Lemu Earth SpA	Chile	U.S. Dollar	-	96.36917	96.36917	-	96.36917	96.36917
-	Lemu Global Limited.	United Kingdom	Pound Sterlin	-	96.36917	96.36917	-	96.36917	96.36917
-	Lemu Inc.	United States	U.S. Dollar	-	96.36917	96.36917	-	96.36917	96.36917
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. Dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.510.970-6	Maderas Arauco S.A.	Chile	U.S. Dollar	-	99.99860	99.99860	-	99.99860	99.99860
-	Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	Brazilian Real	-	99.99907	99.99907	-	99.99907	99.99907
77.744.968-0	Parque Eólico Girasol SpA.	Chile	Chilean Pesos	-	99.94839	99.94839	-	99.94839	99.94839
77.985.297-0	Parque Eólico El Jazmín SpA.	Chile	Chilean Pesos	-	99.94839	99.94839	-	99.94839	99.94839
78.075.458-3	Parque Eólico El Trébol SpA.	Chile	Chilean Pesos	-	99.94839	99.94839	-	99.94839	99.94839
77.945.814-8	Parque Eólico Hortensias SpA.	Chile	Chilean Pesos	-	99.94839	99.94839	-	99.94839	99.94839
77.869.168-K	Parque Eólico Las Calas SpA.	Chile	Chilean Pesos	-	99.94839	99.94839	-	99.94839	99.94839
77.744.909-5	Parque Eólico Las Dalias SpA.	Chile	Chilean Pesos	-	99.94839	99.94839	-	99.94839	99.94839
77.744.915-K	Parque Eólico Las Fresias SpA.	Chile	Chilean Pesos	-	99.94839	99.94839	-	99.94839	99.94839
77.945.827-K	Parque Eólico Lavanda SpA.	Chile	Chilean Pesos	-	99.94839	99.94839	-	99.94839	99.94839
77.173.565-7	Parque Eólico Los Cardos SpA.	Chile	Chilean Pesos	-	99.94839	99.94839	-	99.94839	99.94839
77.869.171-K	Parque Eólico Tulipanes SpA.	Chile	Chilean Pesos	-	99.94839	99.94839	-	99.94839	99.94839
76.375.371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	14.47369	85.52544	99.99913	14.47369	85.52544	99.99913
96.637.330-K	Servicios Logísticos Arauco SpA	Chile	U.S. Dollar	45.00000	54.99923	99.99923	45.00000	54.99923	99.99923
-	Tecverde S.A.	Brazil	Brazilian Real	-	91.38230	91.38230	-	91.11312	91.11312
-	Woodaffix, LLC.	United States	U.S. Dollar	-	99.99911	99.99911	-	99.99911	99.99911

(1) Company merged in January 2026, in Arauco Indústria de Painéis S.A.

(2) Company dissolved in February 2026.

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage as specified in the contractual arrangement.

Company Name	Country	Functional currency
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. dollar
Eufores S.A.	Uruguay	U.S. dollar
Forestal Cono Sur S.A.	Uruguay	U.S. dollar
Ongar S.A.	Uruguay	U.S. dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. dollar
Terminal Logística e Industrial M’Bopicuá S.A.	Uruguay	U.S. dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. dollar

59

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

According to significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of borrowings and/or advances, we state the following:

Long-term debt with related entities - mutual agreement with Arauco Argentina S.A.

On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A., pursuant to which this subsidiary received an amount of U.S.$ 250,000,000, which accrues an interest at the SOFR interest rate for 180 days plus a fixed spread of 5.20% and an adjustment of 0.42826% resulting from the replacement of LIBOR rates in dollars with SOFR rates (this according to the “Selections and Recommendations” of the “Alternative Reference Rates Committee” or ARRC), with payments every six months on June 1 and December 1 of each year.

Since 2020, the Central Bank of the Argentine Republic (BCRA) established certain foreign exchange controls, preventing Arauco Argentina S.A. from repaying the amount of ThU.S.$160,000 owed under the mutual agreement described above which matured on June 1, 2022.

On July 14, 2022, Arauco Argentina S.A. paid ThU.S.$ 6,000 of the amount owed under the mutual agreement described above, remaining to pay ThU.S.$ 154,000 of capital as of the date of these interim consolidated financial statements.

Key management personnel compensation and redundancy benefits

	January – March
	2026	2025
	ThU.S.$	ThU.S.$
Salaries and bonuses	18,985	17,492
Per diem compensation to members of the Board of Directors	828	731
Termination benefits	753	641
Total	20,566	18,864

Related party receivables, current

		Nature of				03-31-2026	12-31-2025
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	698	-
Alxar Internacional SpA.	76.879.169-4	Subsidiary of the controlling parent	Chile	Chilean pesos	-	-	42
EMOAC SpA.	76.208.888-6	Subsidiary of the controlling parent	Chile	Chilean pesos	30 days	1	69
Agrícola San Gerardo SpA	77.017.167-9	Joint venture	Chile	Chilean pesos	-	-	331
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	30 days	48	48
TOTAL						747	490

Related party payables, current

		Nature of				03-31-2026	12-31-2025
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Copec S.A.	99.520.000-7	Subsidiary of the controlling parent	Chile	Chilean pesos	30 days	9,825	6,405
Abastible S.A.	91.806.000-6	Subsidiary of the controlling parent	Chile	Chilean pesos	30 days	573	170
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	30 days	2,077	2,209
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	-	-	53
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	30 days	132	253
Vía Limpia SpA.	79.874.200-0	Subsidiary of the controlling parent	Chile	Chilean pesos	-	-	39
Megacentro San Pedro S.A.	76.390.430-K	Common stockholder	Chile	Chilean pesos	-	-	2
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	U.S. dollar	30 days	306	306
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	30 days	183	-
TOTAL						13,096	9,437

60

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

Related party payables, non-current

		Nature of				03-31-2026	12-31-2025
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	U.S. dollar	12-31-2054	8,640	8,716
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	U.S. dollar	12-31-2027	3,875	3,875
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Annual	11,333	11,333
TOTAL						23,848	23,924

Related party transactions

Purchases and other transactions

		Nature of			Transaction	03-31-2026	12-31-2025
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$
Abastible S.A.	91.806.000-6	Subsidiary of the controlling parent	Chile	Chilean pesos	Fuel	1,285	4,741
Copec S.A.	99.520.000-7	Subsidiary of the controlling parent	Chile	Chilean pesos	Fuel and other	25,594	103,241
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Transport, stowage and port services	1,115	4,163
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Sodium chlorate	12,096	51,145
Megacentro San Pedro S.A.	76.390.430-K	Common stockholder	Chile	Chilean pesos	Lease of warehouses and parking spaces	131	350
Woodtech S.A.	76.724.000-7	Associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	50	820
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	51	207
Vía Limpia SPA	79.874.200-0	Subsidiary of the controlling parent	Chile	Chilean pesos	Waste management service and other purchases	85	481

Sales and other transactions

		Nature of			Transaction	03-31-2026	12-31-2025
Name of related party	Tax ID No.	relationship	Country	Currency	Descriptions	ThU.S.$	ThU.S.$
Abastible S.A.	91.806.000-6	Subsidiary of the controlling parent	Chile	Chilean pesos	Electrical power and others	52	269
Copec S.A.	99.520.000-7	Subsidiary of the controlling parent	Chile	Chilean pesos	Wood	-	219
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical power	6,256	27,225
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	IT and administrative services	56	238
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Other sales	5	130
EMOAC SpA	76.208.888-6	Subsidiary of the controlling parent	Chile	Chilean pesos	Electrical Power	247	1,790

Other transactions (loans granted and capital contributions)

		Nature of			Transaction	03-31-2026	12-31-2025
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$
Falcão MS SPE S.A.	-	Associate	Brazil	Brazilian real	Capital contribution	-	42,113
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	U.S. dollar	Capital contribution	-	18,812
Parque Eólico Ovejera Sur SpA.(*)	76.839.949-2	Joint venture	Chile	Chilean pesos	Capital contribution	183	234
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	Capital contribution	-	5,745
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	Borrowing capitalization	-	101

(*) Subscribed but unpaid capital contribution as of the reporting date.

NOTE 14. INVESTMENTS IN SUBSIDIARIES

The main operations carried out as of March 31, 2026 and December 31, 2025 are reported below:

On January 1, 2026, the reverse merger (absorption) by Industria de Painéis S.A. (“AIPA”) of its direct parent company, Arauco do Brasil S.A. (“ADBR”) was consummated, as part of a restructuring project for AIPA’s operations, aimed at achieving a greater efficiency and the improved organization of ADBR’s assets and liabilities.

61

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

As of March 31, 2026 and December 31, 2025, these are the main movements of investments in associates to report:

During 2025, Arauco made capital contributions to Falcão MS SPE S.A. in the amount of ThR$ 63,488 (equivalent to ThU.S.$ 11,395) through its Brazilian subsidiary, Arauco Participações Florestais Ltda. No new contributions were made during the period ended March 31, 2026.

In March 2025, Arauco made a capital contribution to Inversiones Puerto Coronel S.A. through the capitalization of loans receivable from Compañía Puerto de Coronel S.A., in the amount of ThU.S.$ 5,745.

The following tables set forth information about investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional currency	U.S. dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kinds of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	03-31-2026	12-31-2025
Carrying amount accounted for using equity method	ThU.S.$ 44,838	ThU.S.$ 43,723

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	03-31-2026	12-31-2025
Carrying amount accounted for using equity method	ThU.S.$ 391	ThU.S.$ 393

Name	Genómica Forestal S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	03-31-2026	12-31-2025
Carrying amount accounted for using equity method	ThU.S.$ 9	ThU.S.$ 9

Name	Falcão MS SPE S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of land for leases to related parties.
Ownership interest (%)	49.0000%
	03-31-2026	12-31-2025
Carrying amount accounted for using equity method	ThU.S.$ 77,228	ThU.S.$ 73,999

	03-31-2026	12-31-2025
Total investments in associates accounted for using equity method	ThU.S.$ 122,466	ThU.S.$ 118,124

62

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

Summarized financial information of associates

	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Falcão MS SPE S.A.	Genómica Forestal S.A.	Total
03-31-2026	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current assets of associates	11,485	7,331	13,324	10	32,150
Non-current assets of associates	91,495	4,841	260,953	62	357,351
Total of associates	102,980	12,172	274,277	72	389,501
Current liabilities of associates	11,540	5,987	19,607	-	37,134
Non-current liabilities of associates	-	4,232	72,021	35	76,288
Equity	91,440	1,953	182,649	37	276,079
Total of associates	102,980	12,172	274,277	72	389,501

03-31-2026
Income	-	1,321	4,082	-	5,403
Other income / expenses	1,140	(1,288)	(411)	-	(559)
Net profit or loss (continuing operations) of associates	1,140	33	3,671	-	4,844
Other comprehensive income	-	-	-	-	-
Comprehensive income	1,140	33	3,671	-	4,844
Dividends received	-	-	1,404	-	1,404

	Inversiones Puerto Coronel S.A.	Serv.Corporativos Sercor S.A.	Falcão MS SPE S.A.	Genómica Forestal S.A.	Total
12-31-2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current assets of associates	11,485	7,907	7,368	10	26,770
Non-current assets of associates	89,264	5,068	258,600	62	352,994
Total of associates	100,749	12,975	265,968	72	379,764
Current liabilities of associates	11,539	6,770	40,293	-	58,602
Non-current liabilities of associates	-	4,241	53,176	35	57,452
Equity	89,210	1,964	172,499	37	263,710
Total of associates	100,749	12,975	265,968	72	379,764

03-31-2025
Income	-	841	3,399	-	4,240
Other income / expenses	5,868	(740)	(347)	-	4,781
Net profit or loss (continuing operations) of associates	5,868	101	3,052	-	9,021
Other comprehensive income	(970)	-	-	-	(970)
Comprehensive income	4,898	101	3,052	-	8,051
Dividends received	-	-	3,111	-	3,111

Reconciliation of investment in associates and joint ventures

	03-31-2026	12-31-2025
	ThU.S.$	ThU.S.$
Opening balance as of January 1	483,542	406,611
Changes
Investment in associates, additions (1)	-	47,858
Investment in joint ventures, additions (2)	183	19,046
Disposals, investment in associates and joint ventures (4)	-	(326)
Share of profit (loss) in investment in associates	630	(245)
Share of profit (loss) in investment in joint ventures	(4,272)	(3,620)
Dividends received	(1,404)	(12,418)
Increase (decrease) in foreign exchange currency on translation of associates and joint ventures	989	33,654
Acquisitions through business combinations (3)	-	(5)
Other increase (decrease) in investment in associates and joint ventures	(233)	(7,013)
Total changes	(4,107)	76,931
Closing balance	479,435	483,542

Year 2026:

(2) Contributions made in joint ventures:

-Arauco Bioenergía SpA., made capital contributions to Parque Eólico Ovejera Sur SpA. amounting to ThCLP$ 167,000 equivalents to ThU.S.$ 183.

Year 2025:

(1) Contributions made in investments in associates:

-In March, Celulosa Arauco y Constitución S.A. made capital contributions to the company Inversiones Puerto Coronel S.A. through the capitalization of loans receivable with Compañía Puerto de Coronel S.A. for ThU.S.$ 5,745.

-Arauco Participações Florestais Ltda. made capital contributions to the company Falcão MS SPE S.A. for ThR$ 230,039 that is equivalent to ThU.S.$ 42,113 for 230,039,467 shares.

(2) Contributions made in joint ventures:

-Forestal Arauco S.A., made contributions of non-monetary assets to Agrícola Fresno SpA amounting to ThU.S.$ 18,812.

-Arauco Bioenergía SpA., made capital contributions to Parque Eólico Ovejera Sur SpA. amounting to ThCLP$ 220,000 equivalents to ThU.S.$ 234.

(3) Forestal Arauco S.A., acquired the remaining 50% of the shares in the following companies: Parque Eólico Girasol Spa., Parque Eólico Las Dalias SpA., Parque Eólico Las Fresias SpA., Parque Eólico El Trébol SpA., Parque Eólico Los Cardos SpA., Parque Eólico Las Calas SpA., Parque Eólico Tulipanes SpA., Parque Eólico Hortensias SpA., Parque Eólico Lavanda SpA., y Parque Eólico Jazmin SpA., the payment was for Th$ 500 equivalent to ThU.S.$ 0.5 for 500 shares in each entity. Subsequently, Forestal Arauco S.A. sold 100% of these shares to Altovento SpA.

(4) Forestal Arauco S.A., during December 2025, decreased its capital investment in Agrícola San Gerardo SpA by ThCLP$ 300,000 in cash, equivalent toThU.S.$326.

	03-31-2026	12-31-2025
	ThU.S.$	ThU.S.$
Carrying amount of investments in associates accounted for using equity method	122,466	118,124
Carrying amount of investments in joint ventures accounted for using equity method	356,969	365,418
Total investment accounted for using equity method	479,435	483,542

63

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

The main operations carried out as of March 31, 2026 and December 31, 2025 are reported below:

On January 1, 2025, a corporate reorganization was carried out through the merger by absorption by Eufores S.A. of the companies Taurion S.A., Taurion Asociación Agraria de Responsabilidad Limitada, Monte Fresnos S.A. and Monte Fresnos Asociación Agraria de Responsabilidad Limitada, prior to the sale by Forestal Cono Sur S.A. to Eufores S.A. of all of its shares in Taurion Asociación Agraria de Responsabilidad Limitada and Monte Fresnos Asociación Agraria de Responsabilidad Limitada.

During 2025, Arauco made contributions of non-monetary assets to Agrícola Fresno SpA for a total amount of ThU.S.$ 18,812 through its subsidiary Forestal Arauco S.A.

The investments in Uruguay qualify as a joint operation, and Arauco holds a 50% interest in these investments. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, pursuant to IFRS 11.

Arauco holds a 50% interest in Sonae Arauco S.A., which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of two panel plants and one sawmill in Spain; two panel plants and one resin plant in Portugal; three panel plants in Germany and two panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to pulp plants in Chile. There is a contractual agreement with this company whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	03-31-2026		12-31-2025
Celulosa y Energía Punta Pereira S.A.	Assets	Liabilities	Assets	Liabilities
(Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	405,828	68,284	319,146	67,054
Non-current	1,891,997	122,955	1,912,140	117,581
Equity	-	2,106,586	-	2,046,651
Total joint arrangement	2,297,825	2,297,825	2,231,286	2,231,286
Investment	1,053,293		1,023,326

	03-31-2026		03-31-2025
	ThU.S.$		ThU.S.$
Income	231,157		200,977
Expenses	(178,513)		(149,698)
Joint arrangement net income (loss)	52,644		51,279

64

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

	03-31-2026		12-31-2025
	Assets	Liabilities	Assets	Liabilities
Forestal Cono Sur S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	113,861	8,360	96,509	5,198
Non-current	108,425	777	124,956	1,788
Equity	-	213,149	-	214,479
Total joint arrangement	222,286	222,286	221,465	221,465
Investment	106,575		107,240

	03-31-2026		03-31-2025
	ThU.S.$		ThU.S.$
Income	16,669		183
Expenses	(17,999)		4,128
Joint arrangement net income (loss)	(1,330)		4,311

	03-31-2026		12-31-2025
	Assets	Liabilities	Assets	Liabilities
Eufores S.A. (consolidated)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	219,810	313,692	172,013	249,547
Non-current	1,278,622	127,795	1,257,527	122,337
Equity	-	1,056,945	-	1,057,656
Total joint arrangement	1,498,432	1,498,432	1,429,540	1,429,540
Investment	528,472		528,828

	03-31-2026		03-31-2025
	ThU.S.$		ThU.S.$
Income	79,476		77,381
Expenses	(78,480)		(56,907)
Joint arrangement net income (loss)	996		20,474

	03-31-2026		12-31-2025
Zona Franca Punta Pereira S.A.	Assets	Liabilities	Assets	Liabilities
(Uruguay)	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	12,661	80,268	10,387	80,396
Non-current	407,451	-	410,048	-
Equity	-	339,844	-	340,039
Total joint arrangement	420,112	420,112	420,435	420,435
Investment	169,922		170,020

	03-31-2026		03-31-2025
	ThU.S.$		ThU.S.$
Income	6,546		5,535
Expenses	(6,742)		(6,034)
Joint arrangement net income (loss)	(196)		(499)

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method and its movements are presented in Note 15:

	03-31-2026		12-31-2025
	Assets	Liabilities	Assets	Liabilities
Eka Chile S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	15,292	3,722	14,008	4,371
Non-current	40,532	5,103	41,044	5,105
Equity	-	46,998	-	45,576
Total joint arrangement	55,824	55,823	55,052	55,052
Investment	23,499		22,788

	03-31-2026		03-31-2025
	ThU.S.$		ThU.S.$
Income	12,368		11,378
Expenses	(10,944)		(9,553)
Joint arrangement net income (loss)	1,424		1,825
Other comprehensive income	-		-
Comprehensive income	1,424		1,825
Dividends	-		-

65

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

	03-31-2026		12-31-2025
	Assets	Liabilities	Assets	Liabilities
Sonae Arauco S.A.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	276,784	257,576	267,087	245,801
Non-current	818,282	393,188	829,842	386,656
Equity	-	444,302	-	464,472
Total joint arrangement	1,095,066	1,095,066	1,096,929	1,096,929
Net assets	205,113		215,198
Net asset adjustment (goodwill)	17,038		17,038
Investment	222,151		232,236

	03-31-2026		03-31-2025
	ThU.S.$		ThU.S.$
Income	262,956		237,550
Expenses	(274,666)		(250,768)
Joint arrangement net income (loss)	(11,710)		(13,218)
Other comprehensive income	-		-
Comprehensive income	(11,710)		(13,218)
Dividends	-		-

	03-31-2026		12-31-2025
	Assets	Liabilities	Assets	Liabilities
Agrícola El Paque SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	263	77	804	194
Non-current	4,955	863	5,076	882
Equity	-	4,278	-	4,804
Total joint arrangement	5,218	5,218	5,880	5,880
Investment	2,139		2,402

	03-31-2026		03-31-2025
	ThU.S.$		ThU.S.$
Income	-		-
Expenses	(422)		(89)
Joint arrangement net income (loss)	(422)		(89)
Other comprehensive income	-		-
Comprehensive income	(422)		(89)
Dividends	-		-

	03-31-2026		12-31-2025
	Assets	Liabilities	Assets	Liabilities
Parque Eólico Ovejera del Sur SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	575	319	249	489
Non-current	3,237	540	3,369	211
Equity	-	2,953	-	2,918
Total joint arrangement	3,812	3,812	3,618	3,618
Investment	1,477		1,459

	03-31-2026		03-31-2025
	ThU.S.$		ThU.S.$
Income	-		-
Expenses	(262)		(19)
Joint arrangement net income (loss)	(262)		(19)
Other comprehensive income	-		-
Comprehensive income	(262)		(19)
Dividends	-		-

	03-31-2026		12-31-2025
	Assets	Liabilities	Assets	Liabilities
Agrícola San Gerardo SpA.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	973	483	2,193	1,058
Non-current	4,266	1,617	4,395	1,654
Equity	-	3,138	-	3,876
Total joint arrangement	5,239	5,238	6,588	6,588
Investment	1,569		1,938

	03-31-2026		03-31-2025
	ThU.S.$		ThU.S.$
Income	-		-
Expenses	(652)		(439)
Joint arrangement net income (loss)	(652)		(439)
Other comprehensive income	-		-
Comprehensive income	(652)		(439)
Dividends	-		-

66

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

	03-31-2026		12-31-2025
	Assets	Liabilities	Assets	Liabilities
Agrícola Fresno SpA	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	17,857	34,014	11,342	26,712
Non-current	186,579	4,383	182,775	4,828
Equity	-	166,039	-	162,577
Total joint arrangement	204,436	204,436	194,117	194,117
Investment	83,020		81,289

	03-31-2026		03-31-2025
	ThU.S.$		ThU.S.$
Income	6,158		-
Expenses	(2,696)		487
Joint arrangement net income (loss)	3,462		487
Other comprehensive income	-		-
Comprehensive income	3,462		487
Dividends	-		-

	03-31-2026		12-31-2025
	Assets	Liabilities	Assets	Liabilities
TreeCo Inc.	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	3,726	1,273	3,837	1,016
Non-current	12,362	-	12,372	-
Equity	-	14,816	-	15,193
Total joint arrangement	16,088	16,089	16,209	16,209
Investment on equity	7,575		7,768
Goodwill	39,577		39,577
	47,152		47,345

	03-31-2026		03-31-2025
	ThU.S.$		ThU.S.$
Income	-		-
Expenses	(377)		(376)
Joint arrangement net income (loss)	(377)		(376)
Other comprehensive income	-		-
Comprehensive income	(377)		(376)
Dividends	-		-

67

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In the fiscal year 2022, an impairment loss provision of ThU.S.$ 10,500 was recognized with respect to the dryer asset casualty event at the Valdivia mill in Chile, presented within provisions for impairment of individual assets. During 2025, the remaining provision balance of ThU.S.$ 3,639 was reversed, leaving the provision at zero as of December 31, 2025.

At the end of fiscal year 2022, the subsidiary Arauco Argentina recognized an impairment provision on its cellulose pulp manufacturing cash-generating unit following an assessment of prevailing market conditions, including projected future margin trends, foreign exchange fluctuations, and the heightened risk environment in the Argentine Republic. The provision was determined by applying standard IFRS impairment testing procedures and amounted to ThU.S. $127,605. As of March 31, 2026, no changes in the key assumptions underlying the impairment assessment have been identified and, accordingly, no impairment reversals have been recognized, leaving a provision balance of ThU.S.$126,481 (ThU.S.$126,921 as of December 31, 2025).

On September 12, 2023, the decision to indefinitely suspend the pulp manufacturing operations at the Licancel mill (Chile) was announced, upon which an impairment provision of ThU.S.$ 61,039 was recognized. The provision included impairment charges against property, plant and equipment and spare parts inventory. During 2025, assets write-offs of ThU.S.$ 57,955 were recorded, and impairment provision reversals of ThU.S.$ 1,506 were recognized, leaving a provision balance of ThU.S.$ 1,578 as of March 31, 2026 (Thu.S.$ 1,578 as of December 31, 2025).

In the second half of 2023, an impairment provision of ThU.S.$ 6,037 was recognized in connection with the closure of the Aserradero Horcones II in Chile, which is part of the wood products segment, due to supply issues, rising costs and decreased availability of raw materials. During 2025, reversals of ThU.S.$ 88 were recognized, leaving a provision balance of ThU.S.$ 5,949 as of March 31, 2026.

During 2024, an impairment provision amounting to ThU.S.$ 7,272 was recognized in relation to the indefinite suspension of operations of the Aserradero El Colorado in Chile, which is part of the wood product segment. The provision balance amounted to ThU.S.$ 7,266 as of March 31, 2026. As of March 31, 2026, no changes in the key assumptions underlying the impairment assessment have been identified and, consequently, no impairment reversals have been recognized.

In the second half of 2024, an impairment provision of ThU.S.$ 2,027 was recognized corresponding to Properties, plant and equipment associated with Line MDF1 of the Trupán-Cholguán complex, which is part of the wood product segment. The project involves the modernization and renovation parts of portions of the existing MDF1 Line, as well as the incorporation of new processes and equipment for the manufacture of OSB (Oriented Strand Board) products. As of March 31, 2026, no changes in the key assumptions underlying the impairment assessment have been identified and, consequently, no impairment reversals have been recognized.

In 2024, an impairment provision was recognized for the MDP line at the Pien mill in Brazil for ThU.S.$ 7,226, an amount that includes ThU.S.$ 1,359 for impairment of the associated goodwill mentioned later in this note. During 2025, the provision was subject to reversals, leaving the provision at zero as of December 31, 2025.

68

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

As of March 31, 2026, an impairment provision balance of ThU.S.$ 7,976 (ThU.S.$ 8,016 as of December 31, 2025) is maintained, related to property, plant and equipment in the United States.

As of March 31, 2026, an impairment provision of Thu.S.$ 689 has been recognized, corresponding to property, plant and equipment associated with the PB sanding line at the Durango industrial complex in Mexico, within the wood product segment.

In 2025, an impairment provision of ThU.S.$ 2,183 was recognized for property, plant and equipment related to the production line PB L2 of the Durango industrial complex in Mexico, belonging to the wood products segment. As of March 31, 2026, no changes have been identified in the assumptions that led to the recognition of the impairment; therefore, no reversal of impairment has been recognized.

In 2025, an impairment provision of ThU.S.$ 2,645 was recognized for property, plant and equipment related to the production line PB L1 of the Zitácuaro industrial complex in Mexico, which is currently developing a new MDF production line, belonging to the wood products segment. As of March 31, 2026, no changes have been identified in the assumptions that led to the recognition of the impairment; therefore, no reversal of impairment has been recognized.

All impairment provision charges are presented in the consolidated statement of profit or loss under other expenses by function, whose movements are shown below:

	03-31-2026	12-31-2025
Changes in CGUs impairment provision	ThU.S.$	ThU.S.$
Opening balance	308,640	367,507
Impairment loss recognized in profit or loss	689	4,828
Reversal of impairment loss recognized in profit or loss	(440)	(69,004)
Increase (decrease) in foreign exchange	2,479	5,309
Closing balance	311,368	308,640

Changes in provisions for impairment of property, plant and equipment and spare parts due to technical obsolescence or loss to forest due to fires, are shown below:

Changes in impairment provision from impaired assets	03-31-2026 ThU.S.$	12-31-2025 ThU.S.$
Opening balance	22,831	31,578
Impairment loss recognized in profit or loss	31	1,305
Reverse of impairment recognized loss in profit or loss	(783)	(11,690)
Increase (decrease) in foreign exchange	(32)	1,638
Closing balance	22,047	22,831

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$ 53,259 (ThU.S.$ 52,681 as of December 31, 2025), as shown below:

	03-31-2026	12-31-2025
Goodwill	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,617	40,651
Arauco do Brasil S.A. (Pien mill)	11,910	11,298
Arauco North America, Inc. (Prime-Line, Inc.)	732	732
Closing balance	53,259	52,681

69

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

	03-31-2026	12-31-2025
Goodwill movement	ThU.S.$	ThU.S.$
Opening balance at January 1	52,681	51,325
Impairment	-	-
Increase (decrease) in foreign exchange	578	1,356
Closing balance	53,259	52,681

Of the total of goodwill, ThU.S.$ 40,617 (ThU.S.$ 40,651 as of December 31, 2025) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc., on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

The recoverable amount for Flakeboard’s cash generating unit was determined in the annual closing based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, a period time, which is considered to represent the cyclicality of the business performance, applying a nominal discount rate of 8%, which reflects current market assessments for the wood products segment in North America.

As of March 31, 2026, Arauco remains a goodwill balance of ThU.S.$ 11,910 (ThU.S.$11,298 as of December 31, 2025), associated with the cash-generating unit of the MDF line, in connection with its investment in the panel plant in Pien, Brazil.

The recoverable amount for the group of cash-generating units of the Pien mill was determined in the annual closing based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

As of March 31, 2026, and December 31, 2025, the carrying value recognized in the financial statements of Arauco Canada Ltd. and Arauco Indústria de Painéis S.A. for the group of cash-generating units did not exceed their recoverable value. As of March 31, 2026, no impairment indicators were identified.

70

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The following is a summary of the contingent liabilities’ cases considered relevant to disclose:

Subsidiaries of the Arauco group, Forestal Arauco S.A., Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A., are facing a contractual lawsuit filed by the Asociación Gremial de Dueños de Camiones de Construcción (ASODUCAM), related to alleged breaches of cargo allocation and freight transportation agreements. The claim was filed in 2018, has been subject to amendments and defenses, and the proceedings are currently suspended by court order. The plaintiff seeks specific performance of the contract and payment of CLP$575,000,000 (ThU.S.$ 620 as of March 31, 2026) as compensation for damages. Alternatively, the plaintiff requests payment of: (a) CLP$ 11,189,270,050 (ThU.S.$ 12,064 as of March 31, 2026) for consequential damages; (b) $11,189,270,050 per month (ThU.S.$ 12,064 as of March 31, 2026) throughout the duration of the proceedings, until termination of the contract is declared in the final judgment, for lost profits, and (c) CLP$ 5,000,000,000. (ThU.S.$ 5,391 as of March 31, 2026) for non-monetary damages. As of the reporting date, the evidentiary stage of the proceedings has commenced.

Forestal Arauco S.A. initiated a contractual arbitration procedure against RWE Renewables, arising from breaches of representation and warranties contained in a framework agreement. The arbitration was initiated in 2025, both parties submitted their respective claims. In March 2026, the basis of the procedure was agreed, establishing that the deadline to file the claim expires on 16 June 2026. Forestal Arauco S.A. will seek payment of approximately ThU.S.$ 26,926, while RWE Renewables has filed counterclaims for approximately ThU.S.$ 23,000.

Forestal Cholguán S.A. is facing civil damages claim filed by Luis Cabezas Roa, in connection with the alleged inability to exercise his rights on a property as a result of injunctions decreed in a previous proceeding. The lawsuit was served during 2025, and the case is currently in its initial stages. The claimed sum is approximately CLP$9,723,900,000 (ThU.S.$10,484 as of March 31, 2026). At the end of the period, the court summoned the parties for the issuance of judgment.

Arauco Argentina S.A. continued pursuing tax and regulatory proceedings with the National Government related to the application of the benefits provided for in Law No. 25,080 on forestry promotion, particularly with respect to the suspension of the export duty exemption. The disputes gave rise to administrative and judicial proceedings initiated in 2005, during which the Company was granted a precautionary measure that allowed it to continue benefiting from the exemption from export duties. In 2024, the judgment became final and binding. In addition, Arauco Argentina S.A. is currently involved in administrative proceedings before the National Secretariat of Agriculture, Livestock, and Fisheries related to the recognition of its compliance with the committed forestry projects and guarantees in favor of the authority. The Company’s legal advisors are of the opinion that, since it has not been established that Arauco was not entitled to the exemption, and to the extent that the committed forestry projects are declared to have been completed, the amounts paid as a precautionary measure in respect of export duties should be refunded. During 2026, the Company was required by customs to pay ThUS$ 7,522 in export duties related to transactions carried out during the period in which the injunction granted in the judicial process concluded in 2024 was in force. The Company has decided to challenge these customs charges.

71

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

Arauco Industria de México, S.A. de C.V. is subject to a tax assessment procedure initiated by the Mexican Tax Administration Service (SAT) for the 2014 fiscal year, for an amount of approximately $ 511,626,593 Mexican Pesos (ThU.S.$ 28,262 as of March 31, 2026) related to tax deductions, tax losses, and the application of treaties to prevent double taxation. The final decision, notified to Arauco in December 2022, was subject to administrative appeals and, as of the closing date, the process remains pending before the administrative courts. The Company maintains a provision of $ 97,384,407 Mexican Pesos (ThU.S.$ 5,379 as of March 31, 2026), reported under the Other Long-Term Provisions line item.

Arauco Indústria de Painéis S.A. (formerly, Arauco do Brasil S.A.) v. the Brazilian Federal Revenue Service. Arauco is currently involved in a tax dispute with the Brazilian Federal Revenue Service – i.e., the Brazilian federal tax collection agency – regarding the recognition of PIS and COFINS tax credits. The dispute stems from a ruling handed down by the Brazilian Supreme Court that ordered the exclusion of ICMS (a sales tax) from the tax base for PIS and COFINS, generating significant tax credits for companies that had overpaid these taxes. Although Arauco obtained a final court ruling recognizing its right to recover these amounts, the Brazilian tax authority has only partially accepted the claimed credits, rejecting a significant portion on technical grounds.

The case is currently being litigated at the final administrative level, and once this avenue is exhausted and if the decision is unfavorable to the company, the matter will be brought before the courts. The disputed sum amounts to approximately R$ 40,641,435 (ThU.S.$ 7,786 as of March 31, 2026), plus interest and penalties, totaling, as of March 2026, approximately R$ 67,810,525 (ThU.S.$ 12,992 as of March 31, 2026).

At the closing date, there are no other contingencies in which the Companies act as obligor, that could significantly affect their financial, economic or operational conditions.

In cases where an outflow of resources has been deemed probable, the corresponding provisions have been recognized. The rest of the proceedings remain classified as contingent liabilities. The Company has not disclosed the likelihood of success for each individual contingency, so as not to negatively affect their resolution.

Provisions recorded as of March 31, 2026 and December 31, 2025 are as follows:

	03-31-2026	12-31-2025
Classes of Provisions	ThU.S.$	ThU.S.$
Short-term provisions	2,897	3,055
Provisions for litigations	712	677
Other short-term provisions	2,185	2,378
Long-term provisions, non-Current	38,675	38,588
Provisions for litigations	34,819	34,732
Other long-term provisions	3,856	3,856
Total provisions	41,572	41,643

	03-31-2026
	Litigations (*)	Other Provisions (**)	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	35,409	6,234	41,643
Changes in provisions
Additional provisions	725	85	810
Used provisions	(1,010)	(278)	(1,288)
Increase (decrease) in foreign exchange	270	-	270
Other increases (decreases)	137	-	137
Total changes	122	(193)	(71)
Closing balance	35,531	6,041	41,572

(*) The increase in litigations mainly relates to subsidiaries in Argentina and Brazil, in connection with civil and labor lawsuits amounting to ThU.S.$ 705. Likewise, the utilization of the provision primarily corresponds to the settlement of court rulings by subsidiaries in Brazil amounting to ThU.S.$ 1,006.

(**) The decrease in other provisions corresponds to the utilization of the provision for the decommissioning of Line 1 at the Arauco plant.

72

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

	12-31-2025
	Litigations (*)	Other Provisions	Total
Movements in provisions	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	29,764	5,194	34,958
Changes in provisions
Additional provisions	7,425	575	8,000
Used provisions	(1,557)	(293)	(1,850)
Increase (decrease) in foreign exchange	(223)	758	535
Total changes	5,645	1,040	6,685
Closing balance	35,409	6,234	41,643

(*) The increase in litigations mainly relates to subsidiaries in Mexico and Brazil, in connection with civil and labor lawsuits amounting to ThU.S.$ 6,702. Likewise, the utilization of the provision primarily corresponds to the settlement of court rulings by subsidiaries in Brazil amounting to ThU.S.$ 937.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include constitution of provision for the lawsuit of export duties (see contingent liability of Arauco Argentina and Arauco Industria de México set forth in this note).

73

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	03-31-2026	12-31-2025
Classes of intangible assets, net	ThU.S.$	ThU.S.$
Intangible assets, net	48,730	50,493
Intangible assets under development (IT programs)	1,030	1,249
Computer software	13,720	14,609
Water rights	3,715	3,715
Customer relationship	8,440	9,703
Other identifiable intangible assets	21,825	21,217
Classes of intangible assets, gross	191,193	190,456
Intangible assets under development (IT programs)	1,030	1,249
Computer software	81,067	83,548
Water rights	3,715	3,715
Customer relationship	77,629	74,921
Other identifiable intangible assets	27,752	27,023
Classes of accumulated amortization and impairment
Accumulated amortization and impairment, intangible assets	(142,463)	(139,963)
Computer software	(67,347)	(68,939)
Customer relationship	(69,189)	(65,218)
Other identifiable intangible assets	(5,927)	(5,806)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	03-31-2026
	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	1,249	14,609	3,715	9,703	21,217	50,493
Changes
Additions	12	198	-	-	623	833
Disposals or withdrawals	-	(1)	-	-	-	(1)
Amortization	-	(1,344)	-	(1,230)	(18)	(2,592)
Increase (decrease) in foreign exchange	-	28	-	(33)	-	(5)
Increase (decrease) though transfers	-	226	-	-	-	226
Other increases (decreases)	(231)	4	-	-	3	(224)
Changes total	(219)	(889)	-	(1,263)	608	(1,763)
Closing balance	1,030	13,720	3,715	8,440	21,825	48,730

	12-31-2025
	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
Reconciliation of intangible assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	1,025	17,866	4,338	14,367	18,384	55,980
Changes
Additions	821	3,703	-	-	4,139	8,663
Disposals or withdrawals	(117)	(1,530)	(623)	-	-	(2,270)
Amortization	-	(6,340)	-	(4,899)	(951)	(12,190)
Increase (decrease) in foreign exchange	1	255	-	235	(355)	136
Increase (decrease) though transfers	-	109	-	-	-	109
Other increases (decreases)	(481)	546	-	-	-	65
Changes total	224	(3,257)	(623)	(4,664)	2,833	(5,487)
Closing balance	1,249	14,609	3,715	9,703	21,217	50,493

Years of useful life (average)
Computer software	5
Customer relationship	15
Brands	7

The amortization of customer relationship and computer software is presented in the consolidated statements of profit or loss under the administrative expenses line item.

74

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly eucalyptus, radiata and taeda pine. The plantations are located in Chile, Argentina, Brazil and Uruguay.

As of March 31, 2026, Arauco had a total surface of 1.8 million hectares of which 1,066 thousand hectares are used for forestry planting, 497.4 thousand hectares are native forest, 120.8 thousand hectares are used for other purposes and 119.7 thousand hectares not yet planted. Lands corresponding to native forest, lands used for other purposes and lands not yet planted are presented in property, plant and equipment, Forest plantations are presented in Biological Assets.

For the period ended March 31, 2026, the production volume of logs totaled 4.0 million m3 (4.4 million m3 for the year ended December 31, 2025).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

- Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

- Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

- Future plantations are not considered.

- The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

- Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the period, as established in IAS 41. These changes are presented in the consolidated statements of profit or loss under the line item other income per function, for the period ended March 31, 2026 amounted to ThU.S.$ 26,946 (ThU.S.$ 15,770 for the period ended March 31, 2025). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which for the period ended March 31, 2026 amounted to ThU.S.$ 35,071 (ThU.S.$ 38,907 for the period ended March 31, 2025).

- Forestry plantations are harvested according to the needs of Arauco’s production plants.

75

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

- The discount rates used are 6.6% in Chile, 20.6% in Argentina, 8.3% Brazil and 8% in Uruguay.

- It is expected that prices of harvested timber are constant in real terms based on market prices.

- Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

- The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	-
Eucalyptus	12	10	7	10

The following table sets forth the sensitivity to changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(110,817)
	-0.5	118,522
Margins (%)	10	402,744
	-10	(402,744)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement.

The adjustment to fair value of biological assets minus sale costs is recorded in the consolidated statements of profit or loss, under the line item other income or other expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

As of the date of these consolidated financial statements, there are no committed disbursements for the acquisition of biological assets.

Commitments for the development or acquisition of biological assets

	03-31-2026	12-31-2025
	ThU.S.$	ThU.S.$
Amount of capital commitments for the development or acquisition of biological assets	497,547	516,344

Detail of biological assets pledged as security

As of March 31, 2026, there were no forestry plantations pledged as security.

76

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

Detail of biological assets with restricted ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

Current and non-current biological assets

As of the date of these consolidated financial statements, the current and non-current biological assets were as follows:

	03-31-2026	12-31-2025
	ThU.S.$	ThU.S.$
Current	253,017	236,333
Non-current	3,157,457	3,101,604
Total	3,410,474	3,337,937

Reconciliation of carrying amount of biological assets

	03-31-2026
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	236,333	3,101,604	3,337,937
Changes in real incurred cost	4,285	78,696	82,981
Additions through acquisition	551	134,138	134,689
Sales	(74)	(1,152)	(1,226)
Harvest	(33,023)	-	(33,023)
Increases (decreases) in foreign exchange	10	-	10
Loss of forest due to fires	-	(17,469)	(17,469)
Transfers from non-current to current	36,821	(36,821)	-
Changes in fair value	12,399	(22,843)	(10,444)
Gain (losses) arising from changes in fair value minus sale costs	-	26,946	26,946
Sales	-	(3,267)	(3,267)
Harvest	(33,518)	-	(33,518)
Increases (decreases) in foreign exchange	15	-	15
Loss of forest due to fires	-	(620)	(620)
Transfers from non-current to current	45,902	(45,902)	-
Total changes	16,684	55,853	72,537
Closing balance	253,017	3,157,457	3,410,474

	12-31-2025
	Current	Non-current	Total
Movement	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	315,500	2,747,894	3,063,394
Changes in real incurred cost	4,575	255,639	260,214
Additions through acquisition	1,952	411,761	413,713
Sales	(13)	(5,247)	(5,260)
Harvest	(139,247)	-	(139,247)
Increases (decreases) in foreign exchange	163	-	163
Loss of forest due to fires	-	(9,484)	(9,484)
Transfers from non-current to current	141,720	(141,720)	-
Other increases (decreases)	-	329	329
Changes in fair value	(83,742)	98,071	14,329
Gain (losses) arising from changes in fair value minus sale costs	418	204,228	204,646
Sales	12	(11,432)	(11,420)
Harvest	(175,947)	-	(175,947)
Increases (decreases) in foreign exchange	60	-	60
Loss of forest due to fires	-	(2,650)	(2,650)
Transfers from non-current to current	91,715	(91,715)	-
Other increases (decreases)	-	(360)	(360)
Total changes	(79,167)	353,710	274,543
Closing balance	236,333	3,101,604	3,337,937

77

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put into practice in everyday company operations.

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the interim consolidated financial statements as property, plant and equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of March 31, 2026, and December 31, 2025, Arauco had made and / or had committed the following disbursements in major environmental projects:

78

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

03-31-2026		Disbursements undertaken 2026				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of Project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Emissions, environmental monitoring, and control	In process	-	Assets	Properties, plants and equipments	511	2026
Celulosa Arauco y Constitucion S.A.	Emissions, environmental monitoring, and control	In process	869	Expense	Operating costs	5,046	2026
Celulosa Arauco y Constitucion S.A.	Waste management and circular economy	In process	7,136	Expense	Operating costs	18,467	2026
Arauco Argentina S.A.	Water management and effluent treatment	In process	11	Assets	Properties, plants and equipments	323	2026
Arauco Celulose do Brasil S.A.	Biodiversity and ecosystem conservation	In process	-	Expense	Operating costs	842	2026
Arauco Celulose do Brasil S.A.	Environmental emergencies and safety	In process	-	Expense	Operating costs	298	2026
Arauco Celulose do Brasil S.A.	Biodiversity and ecosystem conservation	In process	69	Assets	Properties, plants and equipments	756	2026
Arauco Celulose do Brasil S.A.	Environmental emergencies and safety	In process	10	Assets	Properties, plants and equipments	496	2026
Forestal Arauco S.A.	Biodiversity and ecosystem conservation	In process	290	Expense	Operating costs	775	2026
Forestal Arauco S.A.	Education, Certification and ESG Governance	In process	54	Expense	Administrative expenses	395	2026
Forestal Arauco S.A.	Water management and effluent treatment	In process	106	Expense	Operating costs	177	2026
Maderas Arauco S.A.	Water management and effluent treatment	In process	102	Expense	Operating costs	409	2026
Celulosa y Energía Punta Pereira S.A.	Waste management and circular economy	In process	2,250	Assets	Properties, plants and equipments	2,010	2026
Arauco Industria de México, S.A. de C.V.	Emissions, environmental monitoring, and control	In process	467	Expense	Operating costs	1,664	2026
Arauco Industria de México, S.A. de C.V.	Waste management and circular economy	In process	1,507	Expense	Operating costs	5,960	2026
Arauco Industria de México, S.A. de C.V.	Water management and effluent treatment	In process	36	Assets	Properties, plants and equipments	456	2026
Arauco North America, Inc	Environmental emergencies and safety	In process	171	Assets	Properties, plants and equipments	377	2026
		TOTAL	13,078			38,962

12-31-2025		Disbursements undertaken 2025				Committed Disbursements
		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of Project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitución S.A.	Waste management and circular economy	Finished	3,241	Assets	Properties, plants and equipments	-	2025
Celulosa Arauco y Constitución S.A.	Water management and wastewater treatment	Finished	1,692	Assets	Properties, plants and equipments	-	2025
Celulosa Arauco y Constitución S.A.	Emissions, environmental monitoring, and control	In process	-	Assets	Properties, plants and equipments	511	2026
Celulosa Arauco y Constitución S.A.	Emissions, environmental monitoring, and control	In process	17,743	Expense	Operating costs	-	2026
Celulosa Arauco y Constitución S.A.	Waste management and circular economy	In process	13,811	Expense	Operating costs	-	2026
Arauco Argentina S.A.	Water management and wastewater treatment	In process	636	Assets	Properties, plants and equipments	455	2026
Arauco Celulose do Brasil S.A.	Biodiversity and ecosystem conservation	In process	441	Expense	Operating costs	826	2026
Arauco Celulose do Brasil S.A.	Environmental emergencies and safety	In process	97	Expense	Operating costs	510	2026
Arauco do Brasil S.A.	Environmental emergencies and safety	Finished	228	Assets	Properties, plants and equipments	-	2025
Forestal Arauco S.A.	Biodiversity and ecosystem conservation	In process	1,326	Expense	Operating costs	1,031	2026
Forestal Arauco S.A.	Education, Certification and ESG Governance	In process	470	Expense	Administrative expenses	449	2026
Forestal Arauco S.A.	Water management and wastewater treatment	In process	315	Expense	Operating costs	283	2026
Maderas Arauco S.A.	Water management and wastewater treatment	In process	434	Expense	Operating costs	36	2026
Celulosa y Energía Punta Pereira S.A.	Waste management and circular economy	In process	3,750	Assets	Properties, plants and equipments	-	2026
Celulosa y Energía Punta Pereira S.A.	Renewable energy and energy efficiency	Finished	300	Assets	Properties, plants and equipments	-	2025
Arauco Industria de México, S.A. de C.V.	Emissions, environmental monitoring, and control	In process	97	Expense	Operating costs	372	2026
Arauco Industria de México, S.A. de C.V.	Waste management and circular economy	In process	256	Expense	Operating costs	500	2026
Arauco Industria de México, S.A. de C.V.	Water management and wastewater treatment	In process	1,907	Assets	Properties, plants and equipments	78	2026
Arauco North America, Inc	Emissions, environmental monitoring, and control	In process	93	Assets	Properties, plants and equipments	211	2026
		TOTAL	46,837			5,262

79

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

The following table sets forth information on the main types of non-current assets and liabilities held for sale:

	03-31-2026	12-31-2025
Assets classified as held for sale	ThU.S.$	ThU.S.$
Property, plant and equiment	3,775	3,901
Assets classified as held for sale	3,775	3,901

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco's financial instruments as of March 31, 2026 and December 31, 2025, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

Financial instruments	03-31-2026		12-31-2025
Thousands of dollars	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets at fair value through profit or loss	243,433	243,433	62,161	62,161
Derivative	64,136	64,136	9,862	9,862
Mutual funds (1)	179,297	179,297	52,299	52,299

Financial assets at amortized cost	2,227,858	2,227,858	2,152,427	2,152,427
Cash and cash equivalents	1,376,245	1,376,245	1,231,754	1,231,754
Cash	700,404	700,404	805,485	805,485
Time deposits	675,841	675,841	426,269	426,269
Accounts receivable (net)	843,065	843,065	911,491	911,491
Trade receivables	605,603	605,603	679,166	679,166
Lease receivable	71,196	71,196	77,319	77,319
Sundry debtors	35,459	35,459	34,104	34,104
Other receivables	55,158	55,158	57,498	57,498
Prepayments	75,649	75,649	63,404	63,404
Accounts receivable from related parties	747	747	490	490
Other financial assets (4)	7,801	7,801	8,692	8,692

Hedging assets at fair value through other comprehensive income	602,854	602,854	469,968	469,968

Financial liabilities at amortized cost (2)	10,151,654	10,111,443	9,704,095	9,590,600
Bonds issued denominated in U.S. dollars	3,420,891	3,210,190	3,401,034	3,210,190
Bonds issued denominated in U.F. (3)	2,861,789	2,791,889	2,901,520	2,791,889
Bank borrowings in U.S. dollars	1,442,105	1,675,737	768,728	945,060
Bank borrowings in other currencies	409,870	416,628	487,438	498,086
Lease liabilities	1,102,080	1,102,080	1,015,060	1,015,060
Trade and other payables	877,975	877,975	1,096,954	1,096,954
Accounts payable to related parties	36,944	36,944	33,361	33,361

Financial liabilities at fair value through profit or loss	-	-	134	134

Hedging liabilities at fair value through other comprehensive income	38,136	38,136	19,744	19,744

Other financial liabilities at amortized cost (4)	114,440	114,440	69,160	69,160

(1)       Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.

(2)       Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.

(3)       The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

“Other financial assets” and “Other financial liabilities” corresponds mainly to the balance due for margin calls associated with transactions with derivative financial instruments.

80

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair value hierarchy of financial assets and liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of March 31, 2026, and December 31, 2025, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

- Level 1: Securities or quoted prices in active markets for identical assets and liabilities

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs),

	03-31-2026	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets through profit or loss
Derivatives	64,136	-	64,136	-
Mutual Funds	179,297	179,297	-	-

Hedging assets through other comprehensive income	602,854	-	602,854	-

Financial liabilities through profit or loss	-	-	-	-

Hedging liabilities through other comprehensive income	38,136	-	38,136	-

	12-31-2025	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets through profit or loss
Derivatives	9,862	-	9,862	-
Mutual Funds	52,299	52,299	-	-

Hedging assets through other comprehensive income	469,968	-	469,968	-

Financial liabilities through profit or loss	134	-	134	-

Hedging liabilities through other comprehensive income	19,744	-	19,744	-

At the closing date of these interim consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3 Explanation of the valuation of financial instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Arauco's current derivatives are valued under the cash flow discount method. These flows are discounted at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg.

81

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

Given that our cross-currency swaps correspond to future flows in U.F., U.S. dollars and Euros, Arauco calculates the current value of such flows by using the U.F. zero coupon curve, dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these consolidated financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

The counterparty risk uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the interim consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of March 31, 2026, and December 31, 2025:

	03-31-2026
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	98,259	255,690	353,949	727,851	1,081,762	4,119,118	5,928,731	6,282,680
Bank borrowings	162,686	297,623	460,309	352,789	596,950	441,927	1,391,666	1,851,975
Swap and Forward	136	-	136	38,000	-	-	38,000	38,136
Other financial liabilities	114,440	-	114,440	-	-	-	-	114,440
Total other financial liabilities (a)	375,521	553,313	928,834	1,118,640	1,678,712	4,561,045	7,358,397	8,287,231

	03-31-2026
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Lease liabilities	13,741	46,229	59,970	107,286	90,793	844,031	1,042,110	1,102,080
Total lease liabilities (b)	13,741	46,229	59,970	107,286	90,793	844,031	1,042,110	1,102,080

	03-31-2026
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trade and other payables	803,270	20,825	824,095	53,880	-	-	53,880	877,975
Accounts payable to related companies	13,096	-	13,096	15,821	612	7,415	23,848	36,944
Total accounts payable (c)	816,366	20,825	837,191	69,701	612	7,415	77,728	914,919

Total financial liabilities (a) + (b) + (c)	1,205,628	620,367	1,825,995	1,295,627	1,770,117	5,412,491	8,478,235	10,304,230

82

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

	12-31-2025
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	-	325,234	325,234	731,936	1,082,853	4,162,531	5,977,320	6,302,554
Bank borrowings	91,845	219,854	311,699	414,511	322,845	207,111	944,467	1,256,166
Swap and Forward	2,125	252	2,377	10,140	116	7,245	17,501	19,878
Other financial liabilities	69,160	-	69,160	-	-	-	-	69,160
Total other financial liabilities (a)	163,130	545,340	708,470	1,156,587	1,405,814	4,376,887	6,939,288	7,647,758

	12-31-2025
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Lease liabilities	18,605	37,218	55,823	98,028	83,634	777,575	959,237	1,015,060
Total lease liabilities (b)	18,605	37,218	55,823	98,028	83,634	777,575	959,237	1,015,060

	12-31-2025
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non-current	Total
Trade and other payables	1,002,999	40,242	1,043,241	53,713	-	-	53,713	1,096,954
Accounts payable to related companies	9,437	-	9,437	15,821	612	7,491	23,924	33,361
Total accounts payable (c)	1,012,436	40,242	1,052,678	69,534	612	7,491	77,637	1,130,315

Total financial liabilities (a) + (b) + (c)	1,194,171	622,800	1,816,971	1,324,149	1,490,060	5,161,953	7,976,162	9,793,133

23.4 Derivative instruments

Derivative instruments recorded as of March 31, 2026, are cash flow hedges. Arauco uses financial derivatives for hedging purposes, such as cross currency swaps (CCS), currency and commodities forwards and interest rate swaps (IRS). Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the consolidated statements of financial position under other non-current financial assets or other non-current financial liabilities, respectively. The effects for the period are presented in consolidated statement of changes in equity as other comprehensive income or the consolidated statements of comprehensive income as finance income or finance costs, net of differences in exchange rate of the hedged items and the deferred tax.

Financial instruments	03-31-2026 Fair value ThU.S.$	12-31-2025 Fair value ThU.S.$
Financial assets through profit or loss	64,136	9,862
Hedging assets through other comprehensive income	602,854	469,968
Financial liabilities through profit or loss	-	(134)
Hedging liabilities through other comprehensive income	(38,136)	(19,744)

83

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of March 31, 2026, and December 31, 2025:

Cross currency swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	03-31-2026 fair value ThU.S.$	12-31-2025 fair value ThU.S.$
F	BCI	14,000,009	363,636	08-03-2021	10-30-2029	2,311	2,436
F	Scotiabank	14,016,821	363,636	09-07-2021	10-30-2029	2,335	2,585
F	Banco de Chile	13,809,842	363,636	05-18-2018	10-30-2029	2,173	2,307
F	BCI	55,419,446	1,454,544	04-28-2023	10-30-2029	8,751	9,283
P	BCI	48,997,966	1,272,728	08-03-2021	11-15-2032	9,786	10,030
P	Itau	26,987,645	636,363	11-07-2023	11-15-2032	1,213	1,346
P	Santander	53,139,786	1,272,726	11-13-2023	11-15-2032	2,886	3,272
R	Deutsche	128,926,012	3,000,000	03-19-2024	04-01-2035	4,071	5,565
R	JP Morgan	86,147,464	2,000,000	03-25-2024	04-01-2035	2,799	3,371
S	Santander	201,340,031	5,000,000	10-27-2016	11-15-2026	16,635	19,539
W	Goldman Sachs	40,521,750	1,000,000	12-06-2018	10-10-2028	2,841	3,183
W	Goldman Sachs	40,066,555	1,000,000	12-14-2018	10-10-2028	3,358	3,698
W	Scotiabank	40,537,926	1,000,000	12-11-2018	10-10-2028	2,347	3,008
X	Santander	216,372,290	5,500,000	10-30-2018	10-10-2038	18,517	19,011
Y	JP Morgan	89,387,460	2,000,000	06-12-2023	04-10-2032	(2,261)	(2,064)
Z	Santander	90,274,363	2,000,000	06-14-2023	04-10-2032	(3,676)	(3,329)
Z	Banco de Chile	44,572,044	1,000,000	06-26-2023	04-10-2032	(851)	(808)
Z	JP Morgan	44,572,044	1,000,000	06-23-2023	04-10-2032	(820)	(653)
Z	JP Morgan	44,559,642	1,000,000	07-12-2023	04-10-2032	(556)	(390)
AB	BCI	131,196,937	3,000,000	06-26-2023	05-15-2033	1,732	1,705
AB	Banco de Chile	43,601,403	1,000,000	07-27-2023	05-15-2033	807	869
AB	Itau	43,654,189	1,000,000	07-27-2023	05-15-2033	703	764
AC	Scotiabank	40,788,609	1,000,000	03-04-2025	04-01-2034	3,124	3,569
AE	BCI	39,046,019	1,000,000	01-24-2025	04-01-2034	4,822	5,162
AE	BCI	40,934,100	1,000,000	02-15-2025	04-01-2034	2,770	3,020
AE	BCI	41,039,054	1,000,000	02-26-2025	04-01-2034	2,753	3,003
AE	BCI	41,924,946	1,000,000	03-06-2025	04-01-2034	1,743	1,992
AE	Bank of America	40,890,553	1,000,000	02-15-2025	04-01-2034	2,803	3,111
AE	Scotiabank	38,659,980	1,000,000	01-29-2025	04-01-2034	4,951	5,694
AE	Santander	41,198,154	1,000,000	02-25-2025	04-01-2034	2,235	2,684
AE	JP Morgan	40,538,132	1,000,000	02-27-2025	04-01-2034	3,486	3,929
AE	Banco de Chile	41,760,550	1,000,000	03-07-2025	04-01-2034	2,161	2,311
AG	Santander	86,088,143	2,000,000	12-03-2025	10-05-2032	1,010	1,100
AG	Santander	129,791,326	3,000,000	12-11-2025	10-05-2032	1,458	1,348
AG	JP Morgan	86,369,477	2,000,000	12-04-2025	10-05-2032	1,794	1,713
AG	BCI	43,263,775	1,000,000	12-11-2025	10-05-2032	673	519
AG	Banco de Chile	43,577,011	1,000,000	12-12-2025	10-05-2032	465	300
AG	Banco de Chile	91,975,237	2,000,000	02-26-2026	10-05-2032	(4,083)	-
AG	Bank of America	45,572,692	1,000,000	02-27-2026	10-05-2032	(1,897)	-
AG	BBVA	45,075,855	1,000,000	03-02-2026	10-05-2032	(1,273)	-
AG	Deutsche	43,600,931	1,000,000	03-03-2026	10-05-2032	122	-
AG	JP Morgan	43,744,670	1,000,000	03-03-2026	10-05-2032	(361)	-
AG	BCI	44,583,796	1,000,000	03-04-2026	10-05-2032	(1,182)	-
AG	Itau	43,763,385	1,000,000	03-06-2026	10-05-2032	(780)	-
AG	Bank of America	44,765,978	1,000,000	03-10-2026	10-05-2032	(1,793)	-
AG	BCI	44,515,888	1,000,000	03-11-2026	10-05-2032	(1,454)	-
AG	Citibank	43,686,096	1,000,000	03-12-2026	10-05-2032	40	-
						98,688	124,183

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	03-31-2026 fair value ThU.S.$	12-31-2025 fair value ThU.S.$
Santander	55,844,706	47,058,824	06-15-2021	12-15-2029	(3,451)	(2,123)
Banco de Chile	27,922,353	23,529,412	06-15-2021	12-15-2029	(1,548)	(948)
MUFG	55,844,706	47,058,824	06-15-2021	12-15-2029	(3,314)	(1,941)
JP Morgan	111,689,412	94,117,647	06-15-2021	12-15-2029	(6,246)	(3,604)
HSBC bank	27,922,353	23,529,412	06-15-2021	12-15-2029	(1,759)	(1,015)
					(16,318)	(9,631)

84

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

Interest Rate Swap

Interest rate swap, a financial instrument intended to hedge the variability of cash flows by fixing the interest rate on variable rate debt denominated in the same currency (USD).

Institution	Amount U.S.$	Starting date	Ending date	03-31-2026 fair value ThU.S.$	12-31-2025 fair value ThU.S.$
Banco de Chile	122,448,980	11-12-2025	8-15-2032	563	282
Santander	177,551,020	11-13-2025	8-15-2030	(695)	(42)
				(132)	240

Forward

Non-Delivery Forward (NDF) to cover the exposure to exchange rate risk in Brazilian real currency (BRL), in relation to payments associated with the Sucuriú project.

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	03-31-2026 fair value ThU.S.$	12-31-2025 fair value ThU.S.$
BRLUSD	Bank of America	51,000,000	02-12-2025	02-19-2026	-	6,391
BRLUSD	Mizuho	69,000,000	12-20-2024	02-19-2026	-	13,630
BRLUSD	Itau	50,000,000	10-09-2025	02-19-2026	-	(204)
BRLUSD	BNP Paribas	49,000,000	02-12-2025	03-25-2026	-	6,025
BRLUSD	HSBC Bank	15,000,000	02-12-2025	03-25-2026	-	1,196
BRLUSD	Itau	50,000,000	10-07-2025	03-25-2026	-	(415)
BRLUSD	Mizuho	50,000,000	12-23-2024	03-25-2026	-	10,526
BRLUSD	SMBC	28,000,000	12-23-2024	03-25-2026	-	5,861
BRLUSD	BNP Paribas	86,000,000	12-26-2024	05-15-2026	27,209	18,564
BRLUSD	Santander Chile	50,000,000	12-26-2024	05-15-2026	15,983	10,918
BRLUSD	Goldman Sachs	27,000,000	05-29-2025	05-15-2026	4,596	2,219
BRLUSD	Deutsche	50,000,000	10-08-2025	05-15-2026	3,726	(252)
BRLUSD	MUFG	50,000,000	12-27-2024	06-24-2026	16,084	11,079
BRLUSD	BNP Paribas	50,000,000	12-27-2024	06-24-2026	16,275	11,229
BRLUSD	Mizuho	32,000,000	12-27-2024	06-24-2026	10,352	7,153
BRLUSD	BBVA	31,000,000	05-28-2025	06-24-2026	5,634	2,833
BRLUSD	Goldman Sachs	50,000,000	10-10-2025	06-24-2026	4,774	715
BRLUSD	Bank of America	50,000,000	01-17-2025	08-17-2026	13,787	8,929
BRLUSD	HSBC Bank	27,000,000	05-28-2025	08-17-2026	4,557	2,283
BRLUSD	Goldman Sachs	50,000,000	10-14-2025	08-17-2026	5,182	1,124
BRLUSD	Bank of America	62,500,000	01-21-2025	09-25-2026	17,343	11,317
BRLUSD	MUFG	62,500,000	01-21-2025	09-25-2026	17,323	11,429
BRLUSD	Mizuho	94,000,000	02-07-2025	09-25-2026	20,060	11,721
BRLUSD	Goldman Sachs	50,000,000	10-16-2025	09-25-2026	4,312	358
BRLUSD	Mizuho	60,000,000	01-22-2025	11-16-2026	15,741	10,241
BRLUSD	HSBC Bank	60,000,000	12-18-2024	11-16-2026	14,888	9,549
BRLUSD	MUFG	40,000,000	02-06-2025	11-16-2026	8,875	5,332
BRLUSD	BBVA	30,000,000	10-16-2025	11-16-2026	2,716	315
BRLUSD	Mizuho	60,000,000	01-23-2025	12-21-2026	15,244	9,834
BRLUSD	Bank of America	66,000,000	02-05-2025	12-21-2026	14,850	8,902
BRLUSD	SMBC	20,000,000	10-16-2025	12-21-2026	1,515	1
BRLUSD	Bank of America	55,000,000	01-23-2025	02-18-2027	13,549	8,586
BRLUSD	HSBC Bank	6,000,000	05-28-2025	02-18-2027	960	483
BRLUSD	Itau	30,000,000	10-14-2025	02-18-2027	2,847	564
BRLUSD	BNP Paribas	54,000,000	01-24-2025	03-22-2027	13,012	8,299
BRLUSD	MUFG	54,000,000	01-24-2025	03-22-2027	13,022	8,335
BRLUSD	Citibank	20,000,000	10-07-2025	03-22-2027	1,468	(74)
BRLUSD	BNP Paribas	52,000,000	01-27-2025	05-17-2027	13,266	8,743
BRLUSD	SMBC	52,000,000	12-19-2024	05-17-2027	12,706	8,250
BRLUSD	BNP Paribas	106,000,000	02-04-2025	05-17-2027	21,852	15,155
BRLUSD	BNP Paribas	47,000,000	01-28-2025	06-23-2027	11,435	7,433
BRLUSD	MUFG	63,000,000	02-04-2025	06-23-2027	13,859	8,640
BRLUSD	MUFG	42,000,000	01-28-2025	08-16-2027	10,140	6,651
BRLUSD	BNP Paribas	42,000,000	01-29-2025	08-16-2027	10,282	6,761
BRLUSD	Bank of America	104,000,000	02-03-2025	08-16-2027	22,955	14,259
BRLUSD	BNP Paribas	56,000,000	01-29-2025	09-22-2027	13,535	8,910
BRLUSD	Mizuho	44,000,000	02-03-2025	09-22-2027	10,293	6,719
BRLUSD	Goldman Sachs	26,000,000	05-27-2025	09-22-2027	3,925	1,944
BRLUSD	Itau	50,000,000	09-12-2025	09-22-2027	3,844	335
BRLUSD	Mizuho	26,000,000	01-29-2025	11-17-2027	6,316	4,219
BRLUSD	Mizuho	36,000,000	01-31-2025	11-17-2027	8,116	5,257
BRLUSD	BBVA	21,000,000	05-27-2025	11-17-2027	3,149	1,537
BRLUSD	Mizuho	31,000,000	01-29-2025	12-15-2027	7,565	5,079
					479,122	334,888

85

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

Non-Delivery Forward (NDF) to cover the exposure to exchange rate risk in Brazilian real currency (BRL), generated by lease liabilities associated with the Sucuriú project.

Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	03-31-2026 fair value ThU.S.$	12-31-2025 fair value ThU.S.$
BRLUSD	MUFG	50,000,000	12-20-2024	02-19-2026	-	577
BRLUSD	MUFG	50,000,000	12-23-2024	03-25-2026	-	574
BRLUSD	MUFG	60,000,000	12-24-2025	05-15-2026	5,530	1,565
BRLUSD	JP Morgan	77,000,000	12-23-2025	06-24-2026	7,856	1,565
BRLUSD	Santander Chile	152,000,000	12-22-2025	08-17-2026	12,280	192
BRLUSD	Santander Chile	40,000,000	12-22-2025	11-16-2026	3,164	56
BRLUSD	Santander Chile	60,000,000	12-22-2025	12-21-2026	4,714	102
BRLUSD	JP Morgan	105,000,000	12-23-2025	02-18-2027	10,143	2,085
BRLUSD	JP Morgan	53,000,000	12-23-2025	03-22-2027	5,097	1,068
BRLUSD	JP Morgan	47,000,000	12-23-2025	06-23-2027	4,438	972
BRLUSD	Santander Chile	63,000,000	12-22-2025	06-23-2027	4,644	80
BRLUSD	JP Morgan	44,000,000	12-23-2025	09-22-2027	4,122	956
BRLUSD	Santander Chile	25,000,000	12-22-2025	12-15-2027	1,799	69
					63,787	9,861

23.4.2. Uruguay

Forward

As of March 31, 2026, and December 31, 2025, Arauco through its subsidiaries as a joint operation (50%) in Uruguay, maintained the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	03-31-2026 notional ThU.S.$	03-31-2026 fair value ThU.S.$	12-31-2025 notional ThU.S.$	12-31-2025 fair value ThU.S.$
UYUUSD	HSBC - Uruguay	7,400	222	12,000	1,054
UYUUSD	Citibank U.K.	4,050	134	4,050	230
UYUUSD	Itaú - Uruguay	9,600	376	9,600	616
UYUUSD	Banco de la República Oriental de Uruguay	1,000	82	3,450	527
UYUUSD	HSBC - Uruguay	4,350	(64)	-	-
UYUUSD	Citibank U.K.	1,500	(2)	-	-
UYUUSD	Itaú - Uruguay	1,350	(32)	-	-
UYUUSD	Banco de la República Oriental de Uruguay	1,600	(37)	-	-
UYUUSD	JPMorgan Chase Bank U.K.	7,400	222	-	-
			679		2,427

Commodity swap

Arauco Uruguay's profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of March 31, 2026, and December 31, 2025, are detailed below:

Commodity	Institution	03-31-2026 notional ThU.S.$	03-31-2026 fair value ThU.S.$	12-31-2025 notional ThU.S.$	12-31-2025 fair value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	1,838	443	-	-
Fuel Oil N°6	DNB Bank ASA	4,855	1,199	-	-
Fuel Oil N°6	BNP Paribas	7,161	1,387	-	-
Fuel Oil N°6	JP Morgan - N.A.	344	(1)	3,163	(497)
Fuel Oil N°6	DNB Bank ASA	-	-	4,520	(623)
Fuel Oil N°6	BNP Paribas	-	-	6,737	(896)
			3,028		(2,016)

86

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

23.5 Cash equivalent, loans, receivables and other financial assets

The financial assets measured at amortized cost using the effective interest method and tested for impairment are: cash and cash equivalent, time deposits, repurchase agreements, trade and other current/non-current receivables (with third parties and from related parties).

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and other current/non-current receivables” and “Accounts receivable from related parties”.

As of March 31, 2026, and December 31, 2025, there are provisions for impairment for ThU.S.$ 14,519 and ThU.S.$ 14,511, respectively.

During 2026, Arauco executed contracts relating to the sale of a portfolio of customer receivables. Upon execution of such agreements, the Company performed an assessment to determine whether substantially all the risks and benefits inherent in the transferred receivables had been transferred to the buyer. Based on this evaluation, the Company concluded that the criteria for derecognition of accounts receivables were satisfied.

	03-31-2026	12-31-2025
	ThU.S.$	ThU.S.$
Financial assets at amortized cost	2,227,858	2,152,427
Cash and cash equivalents (Mutual Funds not included)	1,376,245	1,231,754
Cash	700,404	805,485
Time deposits	675,841	426,269
Accounts receivables (net)	843,812	911,981
Trade receivables	605,603	679,166
Lease receivable	71,196	77,319
Sundry debtors	35,459	34,104
Other receivables	55,158	57,498
Prepayments	75,649	63,404
Accounts receivable from related parties	747	490
Other financial assets	7,801	8,692

23.5.1. Cash and cash equivalents

Includes cash on hand, bank checking account balances and time deposits and other short-term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at March 31, 2026, and December 31, 2025, classified by currency is as follows:

	03-31-2026	12-31-2025
	ThU.S.$	ThU.S.$
Cash and cash equivalents	1,555,542	1,284,053
U.S. dollars	1,037,505	777,505
Euro	8,305	15,723
Brazilian real	119,562	107,494
Argentine pesos	42,630	43,063
Mexican pesos	47,436	32,564
Other currencies	9,573	69,274
Chilean pesos	290,531	238,430

87

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

23.5.2 Time deposits and repurchase agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trade and other receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Sundry debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of March 31, 2026, and December 31, 2025:

	03-31-2026	12-31-2025
	ThU.S.$	ThU.S.$
Trade and other current receivables	762,962	832,166
U.S. dollars	457,573	537,861
Euros	23,647	16,967
Brazilian real	68,607	52,973
Argentine pesos	24,897	22,408
Mexican pesos	37,015	36,149
Other currencies	12,576	7,910
Chilean pesos	117,551	130,689
U.F.	21,096	27,209

Accounts receivable from related parties, current	747	490
U.S. dollars	48	48
Chilean pesos	699	442

Trade and other non-current receivables	80,103	79,325
U.S. dollars	1,355	1,394
Brazilian real	19,530	18,623
Argentine pesos	382	344
Chilean pesos	5,160	5,264
U.F.	53,676	53,700

88

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

23.6 Financial liabilities

Arauco's financial liabilities to the date of these consolidated financial statements are as follows:

Financial liabilities	03-31-2026 ThU.S.$	12-31-2025 ThU.S.$
Total financial liabilities	10,304,230	9,793,133
Financial liabilities at fair value through profit or loss	-	134
Hedging liabilities	38,136	19,744
Financial liabilities at amortized cost	10,266,094	9,773,255

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of March 31, 2026 and December 31, 2025:

	03-31-2026 ThU.S.$	12-31-2025 ThU.S.$
Bank borrowings - current portion	336,767	192,719
Bonds issued - current portion	353,949	325,234
Total	690,716	517,953

23.7 Financial liabilities measured at amortized cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of these interim consolidated financial statements, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. dollars and in U.F., lease liabilities, and trade and other payables.

		03-31-2026	12-31-2025	03-31-2026	12-31-2025
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Currency	Amortized cost		Fair value
Total financial liabilities		10,266,094	9,773,255	10,225,883	9,659,760
Bonds issued	U.S. dollar	3,420,891	3,401,034	3,210,190	3,210,190
Bonds issued	U.F.	2,861,789	2,901,520	2,791,889	2,791,889
Bank borrowings	U.S. dollar	1,442,105	768,728	1,675,737	945,060
Bank borrowings	Euro	290,571	294,451	297,329	305,099
Bank borrowings	Brazilian real	119,299	192,987	119,299	192,987
Other financial liabilities	U.S. dollar	114,440	69,160	114,440	69,160
Lease liabilities	U.F.	21,400	23,539	21,400	23,539
Lease liabilities	Chilean pesos	59,931	49,997	59,931	49,997
Lease liabilities	Brazilian real	874,447	794,135	874,447	794,135
Lease liabilities	Mexican pesos	1,856	977	1,856	977
Lease liabilities	U.S. dollar	143,833	145,491	143,833	145,491
Lease liabilities	Euro	286	323	286	323
Lease liabilities	Other currencies	327	598	327	598
Trade and other payables	U.S. dollar	190,436	181,744	190,436	181,744
Trade and other payables	Euro	37,813	37,180	37,813	37,180
Trade and other payables	Brazilian real	218,309	448,293	218,309	448,293
Trade and other payables	Argentine pesos	40,107	41,240	40,107	41,240
Trade and other payables	Mexican pesos	23,238	23,199	23,238	23,199
Trade and other payables	Other currencies	28,878	30,083	28,878	30,083
Trade and other payables	Chilean pesos	300,459	294,552	300,459	294,552
Trade and other payables	U.F.	38,735	40,663	38,735	40,663
Accounts payable to related parties	U.S. dollar	24,286	24,483	24,286	24,483
Accounts payable to related parties	Chilean pesos	12,658	8,878	12,658	8,878

89

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

The financial liabilities at amortized cost presented in the consolidated statements of financial position as of March 31, 2026, and December 31, 2025 are as follows:

	03-31-2026
	ThU.S.$
	Current	Non-current	Total
Other financial liabilities	928,698	7,320,397	8,249,095
Lease liabilities	59,970	1,042,110	1,102,080
Trade and other payables	824,095	53,880	877,975
Accounts payable to related parties	13,096	23,848	36,944
Total financial liabilities at amortized cost	1,825,859	8,440,235	10,266,094

	12-31-2025
	ThU.S.$
	Current	Non-current	Total
Other financial liabilities	706,093	6,921,787	7,627,880
Lease liabilities	55,823	959,237	1,015,060
Trade and other payables	1,043,241	53,713	1,096,954
Accounts payable to related parties	9,437	23,924	33,361
Total financial liabilities at amortized cost	1,814,594	7,958,661	9,773,255

23.8 Cash flow hedges reserve reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the consolidated statements of comprehensive income:

	January – March
	2026	2025
	ThU.S.$	ThU.S.$
Opening balance	287,494	(50,012)
Gains (losses) on cash flow hedges, before tax	170,122	158,131
Income tax relating to cash flow hedges of other comprehensive income	(41,300)	(38,614)
Closing balance	416,316	69,505

23.9 Capital disclosures

23.9.1 Information on objectives, policies and processes applied by the company regarding capital management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long-term;
b)	Ensuring funding for new investments to achieve sustainable growth over time;
c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and
d)	Maximizing the Company’s value and providing an adequate return to shareholders,

23.9.2 Qualitative information on objectives, policies and processes applied by the company regarding capital management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings, bonds and lease liabilities).

90

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

23.9.3 Quantitative information on capital management

The financial safeguards to which Arauco is subject are shown in the following table:

	03-31-2026	12-31-2025	Interest	Debt level
Instrument	ThU.S.$	ThU.S.$	coverage >= 2,0x	(1) <= 1,2x

Domestic bonds	2,861,789	2,901,520	N/R	✓
Term loan facility	209,664	212,487	✓	✓
ECA loan (Sucuriú)	322,444	150,266	✓	✓
Loan A y B facilities	791,633	290,622	✓	✓
ECA loan (MAPA)	290,571	294,451	✓	✓

N/R: Not required for the financial obligation.

(1) Debt to equity ratio (financial debt divided by equity plus non-controlling interests).

As of March 31, 2026, and December 31, 2025, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of March 31, 2026, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA	-	AA
Foreign bonds	BBB-	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of March 31, 2026, and December 31, 2025, is as follows:

	03-31-2026	12-31-2025
	ThU.S.$	ThU.S.$
Equity	9,776,820	9,683,478
Bank borrowings	1,851,975	1,256,166
Lease liabilities	1,102,080	1,015,060
Bonds issued	6,282,680	6,302,554
Capitalization	19,013,555	18,257,258

23.10 Risk management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The company is not actively involved in trading its financial assets for speculative purposes.

91

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

23.10.1 Type of risk: Credit risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of credit risk exposure and how this risk arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	03-31-2026	12-31-2025
	ThU.S.$	ThU.S.$
Current receivables

Trade receivables	605,567	679,130
Lease receivable	17,932	24,033
Sundry debtors	12,549	12,017
Other receivables	53,014	55,372
Prepayments	73,900	61,614
Net subtotal	762,962	832,166

Trade receivables	615,625	689,215
Lease receivable	17,932	24,033
Sundry debtors	14,594	14,098
Other receivables	54,009	56,366
Prepayments	73,900	61,614
Gross subtotal	776,060	845,326

Provision for doubtful trade receivables	10,058	10,085
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	2,045	2,081
Provision for doubtful other receivables	995	994
Subtotal bad debt	13,098	13,160

Non-current receivables

Trade receivables	36	36
Lease receivable	53,264	53,286
Sundry debtors	22,910	22,087
Other receivables	2,144	2,126
Prepayments	1,749	1,790
Net subtotal	80,103	79,325

Trade receivables	1,457	1,387
Lease receivable	53,264	53,286
Sundry debtors	22,910	22,087
Other receivables	2,144	2,126
Prepayments	1,749	1,790
Gross subtotal	81,524	80,676

Provision for doubtful trade receivables	1,421	1,351
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	-	-
Provision for doubtful other receivables	-	-
Subtotal bad debt	1,421	1,351

92

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

Explanation of risk management objectives, policies and processes, and measurement methods

The Credit and Collections Sub-management, dependent from the Treasury Department, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of March 31, 2026, Arauco’s balance for commercial debtors was ThU.S.$ 617,082 of which, according to the agreed sales conditions, 51.83% corresponded to sales on credit (open account), 38.52% to sales with letters of credit and 9.65% to other types of sales. The client with the highest outstanding balance, corresponding to sales through a credit line represented 3.35% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

March 31, 2026

Age of trade receivables

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total

N° debtor	1,562	826	37	20	13	4	7	4	2	130	2,605
ThU.S.$	577,620	30,450	486	710	116	69	105	17	28	7,481	617,082
%	93.61%	4.93%	0.08%	0.12%	0.02%	0.01%	0.02%	0.00%	0.00%	1.21%	100%

December 31, 2025

Age of trade receivables

Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total

N° debtor	1,435	617	41	24	13	5	3	5	7	120	2,270
ThU.S.$	646,992	33,902	1,356	544	50	84	86	92	207	7,289	690,602
%	93.68%	4.91%	0.20%	0.08%	0.01%	0.01%	0.01%	0.01%	0.03%	1.06%	100%

Arauco applies IFRS 9 using the simplified method to determine the provision for expected credit losses of its commercial debtors, corresponding to accounts receivable from customers with credit line. The applied model is based on a scoring system that provides a score to each customer, which considers different variables such as country risk, payment behavior and financial condition of the debtor, among others, thus assigning a probability of default to each customer for the next 12 months. This factor is applied to the balance receivable of each debtor, determining the provision for expected credit losses.

	03-31-2026 ThU.S.$	12-31-2025 ThU.S.$

Letters of credit	237,729	293,100
Credit line	319,822	345,061
Others	59,531	52,441
Total trade receivables	617,082	690,602
Total allowance for doubtful accounts	(11,479)	(11,436)
Total net trade receivables	605,603	679,166

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a customer shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Management.

93

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of March 31, 2026, and December 31, 2025:

	03-31-2026	12-31-2025
	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	14,511	13,297
Increase due to impairment loss	555	1,687
Used impairment	(1)	(61)
Unused impairment reversed	(549)	(791)
Increase (decrease) due to exchange differences	3	379
Closing balance	14,519	14,511

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Explanation regarding the sales risk with letters of credit

Sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the sales risk with credit line

Sales on credit are subject to the credit limit given to each customer. The approval or rejection of a credit limit for all term sales is carried out by different credit committees, which report to the Corporate Finance Management. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy defined for the Arauco group.

Arauco’s policy is to take out insurance to cover the sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., Arauco Indústria de Painéis S.A., Arauco Europe Coöperatief U.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Perú S.A., Arauco North America, Inc y Arauco Canada Ltd.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee through guarantees, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, promissory notes, borrowings or any other that could be required under the laws of each country, The total amount held in guarantees amounts to ThU.S.$ 120,872, effective as of March 31, 2026, The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, debt with term sale with credit line covered by the various insurance policies and guarantees amounts to 93.17% and, therefore, Arauco’s portfolio exposure amounts to 6.83%.

94

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

Secured open accounts receivable	ThU.S.$	%
Total open accounts receivable	319,822	100.00%
Secured receivables (*)	297,966	93.17%
Unsecured receivables	21,856	6.83%

(*) Insured debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others.

Investment policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which Arauco, is authorized to invest. The Company’s Treasury Department is centralized. For the subsidiary in Argentina, the Corporate Finance Department monitors and controls compliance with Arauco financial policies, but its daily treasury activity is managed independently. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities, defined by the regulatory body (Commission for the Financial Market) and carried out by rating agencies authorized by said organization.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of risk: Liquidity risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of liquidity risk exposure and how this risk arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

95

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

Explanation of objectives, policies and processes for risk management, and measurement methods

The Corporate Financial Management Division monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of March 31, 2026, and December 31, 2025.

96

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

March 31, 2026				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than		Non
				months	months	Years	years	years	years	5 years	Current	current	Effective	Nominal
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	International Finance Corporation (A Loan)	-	2,942	2,893	2,927	17,709	16,994	31,760	2,942	72,283	4.95%	SOFR 6m + 1.30%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	International Finance Corporation (A Loan)	-	4,904	4,821	4,878	29,515	28,323	52,933	4,904	120,470	4.90%	SOFR 6m + 1.30%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	International Finance Corporation (B Loan)	-	4,011	3,920	3,967	45,361	43,363	-	4,011	96,611	4.84%	SOFR 6m + 1.15%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	International Finance Corporation (B Loan)	-	6,685	6,533	6,612	75,601	72,272	-	6,685	161,018	4.75%	SOFR 6m + 1.15%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Inter-American Investment Corporation (A Loan)	-	2,958	2,893	2,927	17,708	17,005	31,747	2,958	72,280	4.96%	SOFR 6m + 1.30%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Inter-American Investment Corporation (A Loan)	-	4,904	4,821	4,878	29,515	28,323	52,933	4,904	120,470	4.90%	SOFR 6m + 1.30%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Inter-American Investment Corporation (B Loan)	-	4,275	4,200	4,250	48,603	46,464	-	4,275	103,517	4.83%	SOFR 6m + 1.15%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Inter-American Investment Corporation (B Loan)	-	7,125	7,000	7,084	81,006	77,439	-	7,125	172,529	4.75%	SOFR 6m + 1.15%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	JP Morgan SE / ECA	-	-	-	-	20,207	20,007	211,229	-	251,443	4.58%	SOFR 6m + 0.80%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	JP Morgan SE / ECA	--	-	-	-	26,410	26,150	284,818	-	337,378	4.40%	SOFR 6m + 0.80%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	39,983	39,787	78,950	78,134	77,311	-	-	79,770	234,395	1.06%	Fixed 1.06%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	719	-	-	-	-	-	-	719	-	12.27%	Fixed 12.27%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	516	-	-	-	-	-	516	-	12.50%	Fixed 12.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	383	-	-	-	-	-	-	383	-	12.50%	Fixed 12.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	385	-	-	-	-	-	385	-	12.50%	Fixed 12.5%
-	Tecverde S.A.	Brazilian real	Banco Regional de Desenvolvimento do Extremo Sul	29	39	-	-	-	-	-	68	-	5.22%	Fixed 5.10%
-	Tecverde S.A.	Brazilian real	Banco Santander	3,476	-	-	-	-	-	-	3,476	-	17.66%	CDI + 2.66%
-	Tecverde S.A.	Brazilian real	Banco Itaú	817	817	-	-	-	-	-	1,634	-	16.09%	CDI + 1.26%
-	Arauco Indústria de Painéis S.A.	Brazilian real	Banco Safra S.A.	167	7,644	2,409	-	-	-	-	7,811	2,409	7.15%	Fixed 7.15%
-	Arauco Indústria de Painéis S.A.	Brazilian real	Banco Safra S.A.	-	1,823	1,625	1,425	-	-	-	1,823	3,050	16.30%	CDI + 1.40%
-	Arauco Indústria de Painéis S.A.	Brazilian real	Banco Safra S.A.	-	12,106	10,802	9,492	-	-	-	12,106	20,294	16.30%	CDI + 1.40%
-	Arauco Indústria de Painéis S.A.	Brazilian real	Itaú Unibanco S.A.	-	7,186	25,711	22,738	10,318	-	-	7,186	58,767	15.85%	CDI + 0.95%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG Pactual S.A.	-	18,460	-	-	-	-	-	18,460	-	16.46%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	5,521	5,172	-	-	-	-	-	10,693	-	16.45%	CDI + 1.55%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	-	221,250	-	-	-	-	-	221,250	-	5.39%	SOFR 6m + 1.55%
-	Eufores S.A.	U.S. dollar	Banco BBVA	5,094	-	-	-	-	-	-	5,094	-	3.80%	Fixed 3.80%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	39,192	-	-	-	-	-	-	39,192	-	3.75%	Fixed 3.75%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	10,178	-	-	-	-	-	-	10,178	-	3.62%	Fixed 3.62%
-	Eufores S.A.	U.S. dollar	Banco Itaú	9,166	-	-	-	-	-	-	9,166	-	3.75%	Fixed 3.75%
-	Eufores S.A.	U.S. dollar	Banco Santander	22,931	-	-	-	-	-	-	22,931	-	3.88%	Fixed 3.88%
-	Eufores S.A.	U.S. dollar	Banco Scotiabank	7,639	-	-	-	-	-	-	7,639	-	3.85%	Fixed 3.85%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	2,545	-	-	-	-	-	-	2,545	-	3.75%	Fixed 3.75%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	15,270	-	-	-	-	-	-	15,270	-	3.75%	Fixed 3.75%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	5,089	-	-	-	-	-	-	5,089	-	3.62%	Fixed 3.62%
			Total	168,199	352,989	156,578	149,312	479,264	376,340	665,420	521,188	1,826,914

March 31, 2026				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	Current	Effective	Nominal
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	11,406	11,200	21,785	20,963	20,142	-	-	22,606	62,890	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	4,562	4,480	8,714	8,385	8,057	-	-	9,042	25,156	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	12,470	12,277	23,973	23,200	22,427	21,653	40,986	24,747	132,239	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	3,832	3,832	7,664	7,664	7,664	7,664	249,278	7,664	279,934	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	2,562	217,352	-	-	-	-	-	219,914	-	2.43%	2.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	1,346	1,346	2,692	131,566	-	-	-	2,692	134,258	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	3,168	3,168	6,337	6,337	6,337	6,337	318,646	6,336	343,994	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	1,322	1,322	2,643	2,643	2,643	2,643	88,559	2,644	99,131	3.10%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	3,410	3,410	6,819	6,819	6,819	6,819	296,619	6,820	323,895	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	3,410	3,410	6,819	6,819	6,819	6,819	317,076	6,820	344,352	3.19%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AC	682	682	1,364	12,018	11,677	11,336	10,995	1,364	47,390	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AE	5,947	5,947	11,894	11,894	11,894	11,894	553,137	11,894	600,713	3.07%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AG	-	33,700	33,700	33,700	33,700	33,700	909,707	33,700	1,044,507	3.94%	3.94%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	9,688	9,688	519,375	-	-	-	-	19,376	519,375	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	11,000	11,000	22,000	22,000	22,000	22,000	774,000	22,000	862,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	10,625	10,625	21,250	21,250	510,625	-	-	21,250	553,125	4.27%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	13,750	13,750	27,500	27,500	27,500	27,500	1,008,750	27,500	1,118,750	5.51%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	-	21,000	21,000	21,000	521,000	-	-	21,000	563,000	4.21%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2032	15,450	15,450	30,900	30,900	30,900	30,900	546,350	30,900	669,950	6.20%	6.18%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	-	25,750	25,750	25,750	25,750	25,750	989,250	25,750	1,092,250	5.16%	5.15%
			Total	114,630	409,389	802,179	420,408	1,275,954	215,015	6,103,353	524,019	8,816,909

97

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

March 31, 2026				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	518	2,409	2,487	2,713	1,130	-	-	2,927	6,330
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Motor vehicles	46	230	38	-	-	-	-	276	38
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	-	24	845	372	359	348	4,239	24	6,163
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Lands	-	8	180	148	148	148	148	8	772
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	40	200	220	200	-	-	-	240	420
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	51	255	330	306	315	1,268	-	306	2,219
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	609	-	-	-	-	-	-	609	-
85.805.200-9	Forestal Arauco S.A.	U.F.	Buildings and constructions	81	411	464	507	464	-	-	492	1,435
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	182	499	489	-	-	-	-	681	489
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	147	440	584	553	553	553	3,825	587	6,068
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	382	1,003	1,276	1,263	1,113	121	-	1,385	3,773
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Buildings and constructions	1	2	-	-	-	-	-	3	-
-	Arauco Indústria de Painéis S.A.	Brazilian real	IT equipment	9	27	21	-	-	-	-	36	21
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	33	99	131	131	-	-	-	132	262
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	14,755	54,923	66,144	66,317	67,207	72,852	1,296,542	69,678	1,569,062
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	159	475	569	547	391	352	357	634	2,216
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	57	126	73	-	-	-	-	183	73
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	-	2,646	2,648	2,647	2,647	2,647	17,486	2,646	28,075
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	1	2	-	-	-	-	-	3	-
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Buildings and constructions	444	1,333	1,629	1,481	-	-	-	1,777	3,110
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Motor vehicles	12	7	-	-	-	-	-	19	-
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Plants and equipments	37	73	-	-	-	-	-	110	-
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Plants and equipments	1,143	3,430	4,193	4,574	4,574	4,574	51,836	4,573	69,751
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Motor vehicles	2,178	3,673	4,489	4,897	4,897	4,191	2,668	5,851	21,142
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Motor vehicles	433	1,299	1,588	1,732	221	-	-	1,732	3,541
-	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	91	282	1,043	1,074	1,106	1,139	2,572	373	6,934
-	Arauco North America, Inc.	U.S. dollar	Motor vehicles	395	1,101	1,455	770	109	-	-	1,496	2,334
-	Arauco Canada Limited	Canadian dollar	Motor vehicles	75	182	78	12	-	-	-	257	90
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	160	480	640	588	432	432	5,722	640	7,814
-	Eufores S.A.	U.S. dollar	Lands	2,040	5,640	6,762	6,502	5,978	5,530	29,819	7,680	54,591
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	917	-	-	-	-	1,223	917
-	Eufores S.A.	U.S. dollar	Buildings and constructions	38	113	151	151	151	151	176	151	780
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,984	8,951	10,457	8,486	7,264	137	-	12,935	26,344
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	2	-	-	-	-	-	-	2	-
76.879.577-0	E2E SpA.	Chilean pesos	Lands	52	157	210	192	-	-	-	209	402
-	Tecverde S.A.	Brazilian real	Motor vehicles	-	102	-	-	-	-	-	102	-
-	Tecverde S.A.	Brazilian real	Buildings and constructions	-	633	-	-	-	-	-	633	-
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	8	18	6	-	-	-	-	26	6
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	23	69	93	86	51	-	-	92	230
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	82	83	219	18	-	-	-	165	237
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	495	1,012	2,160	2,333	2,481	190	-	1,507	7,164
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	36	65	111	85	49	-	-	101	245
-	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	174	355	743	193	-	-	-	529	936
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Buildings and constructions	53	111	237	261	287	316	-	164	1,101
Total				29,332	93,865	113,680	109,139	101,927	94,949	1,415,390	123,197	1,835,085

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

98

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

December 31, 2025				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	Years	Current	Current	Effective	Nominal
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	International Finance Corporation (A loan)	-	1,576	2,863	2,861	10,532	18,771	50,405	1,576	85,432	5.09%	Sofr 6m + 1.3%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	International Finance Corporation (B loan)	-	2,296	4,157	4,154	27,140	51,747	26,713	2,296	113,911	5.20%	Sofr 6m + 1.15%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Inter-American Investment Corporation (A loan)	-	1,576	2,863	2,861	10,532	18,771	50,405	1,576	85,432	5.08%	Sofr 6m + 1.3%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Inter-American Investment Corporation (B loan)	-	2,142	3,880	3,877	25,331	48,297	24,932	2,142	106,317	5.21%	Sofr 6m + 1.15%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	JP Morgan SE / ECA	-	5,446	9,466	8,902	16,587	23,799	267,275	5,446	326,029	4.85%	Sofr 6m + 0.8%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	79,770	78,950	78,134	77,311	-	-	79,770	234,395	1.06%	Fixed 1.06%
-	Tecverde S.A.	Brazilian real	Banco Regional de Desenvolvimento do Extremo Sul	21	71	-	-	-	-	-	92	-	5.22%	Fixed 5.10%
-	Tecverde S.A.	Brazilian real	Santander	-	3,535	-	-	-	-	-	3,535	-	17.66%	CDI + 2.66%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	951	888	1,642	1,452	653	-	-	1,839	3,747	16.30%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	6,266	5,920	10,897	9,657	4,347	-	-	12,186	24,901	16.30%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	3,446	3,533	16,008	23,054	20,231	-	-	6,979	59,293	15.85%	CDI + 0.95%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	68,660	-	-	-	-	-	-	68,660	-	16.52%	CDI + 1.62%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG Pactual S.A.	17,555	1,215	16,330	-	-	-	-	18,770	16,330	16.46%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	-	10,139	-	-	-	-	-	10,139	-	16.45%	CDI + 1.55%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	5,753	5,753	215,721	-	-	-	-	11,506	215,721	5.39%	Sofr 6m + 1.55%
-	Eufores S.A.	U.S. dollar	BBVA	-	5,094	-	-	-	-	-	5,094	-	3.80%	Fixed 3.80%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	39,192	-	-	-	-	-	39,192	-	3.75%	Fixed 3.75%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	10,178	-	-	-	-	-	10,178	-	3.62%	Fixed 3.62%
-	Eufores S.A.	U.S. dollar	Itaú	-	9,166	-	-	-	-	-	9,166	-	3.75%	Fixed 3.75%
-	Eufores S.A.	U.S. dollar	Santander	-	22,931	-	-	-	-	-	22,931	-	3.88%	Fixed 3.88%
-	Eufores S.A.	U.S. dollar	Scotiabank	-	7,639	-	-	-	-	-	7,639	-	3.85%	Fixed 3.85%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,545	-	-	-	-	-	2,545	-	3.75%	Fixed 3.75%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	15,270	-	-	-	-	-	15,270	-	3.75%	Fixed 3.75%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	5,089	-	-	-	-	-	5,089	-	3.62%	Fixed 3.62%
			Total bank borrowings	102,652	240,964	362,777	134,952	192,664	161,385	419,730	343,616	1,271,508

December 31, 2025				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	Current	Effective	Nominal
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	22,940	22,106	21,273	20,440	-	-	22,940	63,819	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	9,176	8,843	8,509	8,176	-	-	9,176	25,528	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	25,112	24,327	23,542	22,758	21,973	41,591	25,112	134,191	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	7,777	7,777	7,777	7,777	7,777	252,958	7,777	284,066	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	223,161	-	-	-	-	-	223,161	-	2.43%	2.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,732	2,732	133,508	-	-	-	2,732	136,240	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	6,430	6,430	6,430	6,430	6,430	323,350	6,430	349,070	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	-	2,682	2,682	2,682	2,682	2,682	89,866	2,682	100,594	3.10%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	-	6,920	6,920	6,920	6,920	6,920	300,999	6,920	328,679	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	-	6,920	6,920	6,920	6,920	6,920	321,758	6,920	349,438	3.19%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AC	-	1,384	1,384	12,196	11,850	11,504	11,158	1,384	48,092	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AE	-	12,070	12,070	12,070	12,070	12,070	561,304	12,070	609,584	3.07%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AG	8,507	17,099	34,197	34,197	34,197	34,197	940,237	25,606	1,077,025	3.94%	3.94%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	519,375	-	-	-	-	19,375	519,375	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	774,000	22,000	862,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	510,625	-	-	21,250	553,125	4.27%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,008,750	27,500	1,118,750	5.51%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	510,500	-	21,000	573,500	4.21%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2032	-	30,900	30,900	30,900	30,900	30,900	546,350	30,900	669,950	6.20%	6.18%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,002,125	25,750	1,105,125	5.16%	5.15%
			Total	31,882	488,803	804,163	424,424	777,995	727,123	6,174,446	520,685	8,908,151

99

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

December 31, 2025				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	837	2,151	2,658	2,519	1,891	-	-	2,988	7,068
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Motor vehicles	69	215	117	-	-	-	-	284	117
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	709	-	153	273	251	241	3,236	709	4,154
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	57	174	237	222	20	-	-	231	479
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	401	145	205	200	233	1,352	28	546	2,018
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	349	3	-	-	-	-	-	352	-
85.805.200-9	Forestal Arauco S.A.	U.F.	Buildings and constructions	101	314	465	455	525	898	-	415	2,343
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	182	535	587	49	-	-	-	717	636
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	147	440	587	559	553	553	3,963	587	6,215
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	293	793	919	900	900	75	-	1,086	2,794
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Buildings and constructions	1	2	-	-	-	-	-	3	-
-	Arauco Indústria de Painéis S.A.	Brazilian real	IT equipment	8	25	28	-	-	-	-	33	28
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	31	93	125	125	31	-	-	124	281
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	9,621	52,524	60,526	60,574	61,418	66,460	1,182,371	62,145	1,431,349
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	80	190	218	217	120	73	-	270	628
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	50	132	106	-	-	-	-	182	106
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	951	1,520	2,469	2,469	2,469	2,469	17,284	2,471	27,160
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	1	2	-	-	-	-	-	3	-
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Buildings and constructions	453	1,359	1,812	1,661	151	-	-	1,812	3,624
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Motor vehicles	15	19	-	-	-	-	-	34	-
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Plants and equipments	37	113	-	-	-	-	-	150	-
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Plants and equipments	1,141	3,424	4,566	4,185	4,566	4,566	52,888	4,565	70,771
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Motor vehicles	1,767	2,262	1,716	1,573	1,716	2,100	-	4,029	7,105
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Motor vehicles	433	1,299	1,732	1,588	654	-	-	1,732	3,974
-	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	207	579	816	840	865	891	1,608	786	5,020
-	Arauco North America, Inc.	U.S. dollar	Motor vehicles	608	1,693	2,239	1,185	168	-	-	2,301	3,592
-	Arauco Canada Limited	Canadian dollar	Motor vehicles	107	253	262	21	-	-	-	360	283
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	160	480	640	640	432	432	5,829	640	7,973
-	Eufores S.A.	U.S. dollar	Lands	1,177	3,531	6,786	6,479	6,064	5,455	30,054	4,708	54,838
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	1,222	-	-	-	-	1,223	1,222
-	Eufores S.A.	U.S. dollar	Buildings and constructions	93	113	151	151	151	151	213	206	817
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,738	9,330	10,401	8,368	8,798	1,406	-	13,068	28,973
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	2	2	-	-	-	-	-	4	-
76.879.577-0	E2E SpA.	Chilean pesos	Lands	36	-	-	-	-	-	-	36	-
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	11	23	12	-	-	-	-	34	12
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	23	70	95	90	74	-	-	93	259
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	153	170	332	17	-	-	-	323	349
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	511	1,536	2,181	2,344	2,307	195	-	2,047	7,027
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	38	102	112	86	49	-	-	140	247
-	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	171	529	743	193	-	-	-	700	936
Total				25,075	87,062	105,218	97,983	94,406	87,317	1,297,474	112,137	1,682,398

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

100

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$23 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of March 31, 2026, the total assets pledged as an indirect guarantee were MU.S.$239. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

Direct and indirect guarantees granted by Arauco:

DIRECT

Primary obligor	Type of guarantee	Assets pledged	Currency	ThU.S.$	Beneficiary of the guarantee
Celulosa Arauco y Constitución S.A.	Guarantee policy	Cash	U.F.	361	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	Cash	U.F.	697	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	Cash	U.F.	12,760	Sociedad Concesionaria Autopista Costa Arauco S.A.
Celulosa Arauco y Constitución S.A.	Guarantee letter	Cash	U.S. dollar	5,135	Innergy Soluciones Energéticas S.A.
Maderas Arauco S.A.	Guarantee policy	Cash	U.F.	1,534	Universidad de los Andes
Maderas Arauco S.A.	Guarantee policy	Cash	U.F.	397	Cermaq Chile S.A.
Investigaciones Forestales Bioforest SpA.	Guarantee letter	Cash	Chilean pesos	1,811	Corporación Nacional Forestal
		Total		22,695

INDIRECT

Guarantor	Primary obligor	Type of guarantee	Assets pledged	Currency	ThU.S.$	Beneficiary of the guarantee
Celulosa Arauco y Constitución S.A.	Arauco North America. Inc.	Endorsement	Cash	U.S. dollar	210,000	Banco Itau Corpbanca - NY Branch
Arauco Indústria de Painéis S.A.	Arauco Celulose do Brasil S.A.	Endorsement	Cash	Brazilian real	210,000	Banco Safra S.A.
Arauco Indústria de Painéis S.A.	Arauco Celulose do Brasil S.A.	Endorsement	Cash	Brazilian real	10,179	Banco BTG pactual S.A.
Arauco Indústria de Painéis S.A.	Tecverde S.A.	Endorsement	Cash	Brazilian real	15,966	Itaú Unibanco S.A.
			Total		239,019

23.10.3 Type of risk: Market risk – exchange rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of currency risk exposure and how this risk arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean peso, Euro, Brazilian real or other foreign currencies. In the case of significant exchange rate variations, the Chilean peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean peso. This fluctuation range is considered possible given current market conditions as of the date of these consolidated financial statements. With all other variables at a constant rate, a U.S. dollar exchange rate variation of +/- 10% in relation to the Chilean peso would mean a change in the net income year after tax +/- 9.6% (equivalent to ThU.S.$ -/+ 5,771), and +/- 0.03% of equity (equivalent to ThU.S.$ -/+ 3,340).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions as of the date of these consolidated financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax +/- 48.1% (equivalent to ThU.S.$-/+$ 23,806) and a change on the equity of +/- 0.6% (equivalent to ThU.S.$ -/+$ 62,659).

23.10.4 Type of risk: Market risk – interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of interest rate risk exposure and how this risk arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of March 31, 2026, 6.9% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 3.5% (equivalent to ThU.S.$-/+ 1,733) and +/- 0.01% (equivalent to ThU.S.$-/+ 1,213) on equity. This analysis considers those borrowings with banks at variable rates for which Arauco mitigates the risk by contracting derivative instruments.

	March 2026 ThU.S.$	Total
Fixed rate	8,595,002	93.1%
Bonds issued	6,282,680
Bank borrowings and others (*)	1,210,242
Lease liabilities	1,102,080
Variable rate	641,733	6.9%
Bonds issued	-
Bank borrowings	641,733
Total	9,236,735	100.0%

	December 2025 ThU.S.$	Total
Fixed rate	8,018,132	93.5%
Bonds issued	6,302,554
Bank borrowings and others (*)	700,518
Lease liabilities	1,015,060
Variable rate	555,648	6.5%
Bonds issued	-
Bank borrowings	555,648
Total	8,573,780	100.0%

(*) Includes variable rate bank borrowings changed by fixed rate swaps.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

23.10.5 Type of risk: Market risk – price of pulp risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of price risk exposure and how this risk arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of March 31, 2026, revenue due to pulp sales accounted for 52.2% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of risk management objectives, policies and processes, and measurement methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner. Additionally, Arauco mitigates the risk of pulp prices by maintaining a low-cost production strategy, which allows it to better cope with price fluctuations during different economic cycles.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 115.3% (equivalent to ThU.S.$-/+ 56,991) on the income for the year 2026 after tax and +/- 0.4% (equivalent to ThU.S.$ -/+ 39,893) on equity.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

Pulp segment

The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP). Additionally, it manages a forest plantations in order to supply its production plants and, at the same time, to sell to the wood products segment or to third parties what it does not use (pruning, sawing, poles and chips). Finally, depending on its needs, it buys logs and chips from third parties which are consumed or sold to the wood products segment.

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. Fluff pulp is mainly used in the production of diapers and female hygiene products. On the other hand, dissolving pulp is used as raw material for the manufacture of different fabrics.

Arauco has six plants: four in Chile, one in Argentina and one in Uruguay (50% property of Arauco), and they have a total production capacity of approximately 5.1 million tons per year. Pulp is sold in more than 45 countries, mainly in Asia and Europe.

Wood products segment

The main products sold by this segment correspond to plywood, MDF (Medium Density Fiberboard), PB (chipboard), sawn wood of different dimensions and remanufactured products such as moldings, pre-cut pieces, finger joints, among others.

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries, It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants in the U.S. and Canada, The Company has a total annual production capacity of 7.1 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco, Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and 1 sawmill in Spain; 2 panel plants and one resin plant in Portugal; 3 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.2 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn timber.

Including Sonae Arauco at 50%, Arauco in its mills totalize a capacity of 4.1 million m3 of MDF, 4.1 million m3 of PB and 230,000 m3 of OSB, 700,000 m3 of Plywood and 2,400,000 m3 of sawn timber.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in furniture, packing, construction and refurbishing industries.

With 6 sawmills in operation (5 in Chile and 1 in Argentina), the Company has a production capacity of 2.4 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants: 4 in Chile and 1 in Argentina, These mills reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Arauco has no customers representing 10% or more of its revenues.

Below is summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
For the period ended March 31, 2026	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from sales of goods	746,714	705,894	1,452,608	-	-		1,452,608
Revenues from rendering of services	27,166	2,813	29,979	132	-		30,111
Revenues from ordinary activities	773,880	708,707	1,482,587	132	-		1,482,719

Revenues from transactions with reportable segments	108,680	2,771	111,451	12,911	-	(124,362)	-

Finance income	-	-	-	-	20,562		20,562
Finance costs	-	-	-	-	(109,243)		(109,243)
Net finance costs	-	-	-	-	(88,681)		(88,681)

Depreciation and amortizations	131,957	47,905	179,862	505	1,133		181,500
Other income	31,943	4,569	36,512	-	527		37,039
Other expenses	23,869	12,961	36,830	88	8,227		45,145

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	53	-	53	-	577		630
Joint ventures	-	(5,855)	(5,855)	-	1,583		(4,272)

Income tax expense	-	-	-	-	20,212		20,212

Profit (loss) of each reportable segment	(2,350)	34,614	32,264	(2,721)	(78,985)		(49,442)
Geographical information on revenues
Revenue – Chilean entities	608,917	227,193	836,110	132	-		836,242
Revenue – Foreign entities	164,963	481,514	646,477	-	-		646,477
Total revenues from ordinary activities	773,880	708,707	1,482,587	132	-		1,482,719

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
For the period ended March 31, 2026	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	559,407	57,867	617,274	794	698	-	618,766
Acquisition in subsidiaries, joint operations and contribution of investments in associates and joint venture	-	-	-	-	-	-	-

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
As of March 31, 2026	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	16,082,278	3,242,638	19,324,916	13,730	2,606,019	(16,014)	21,928,651
Segment assets (excluding deferred tax assets)	16,082,278	3,242,638	19,324,916	13,730	2,511,346	(16,014)	21,833,978
Deferred tax assets					94,673		94,673

Investments accounted through equity method
Associates	77,227	-	77,227	-	45,239		122,466
Joint Ventures	-	222,151	222,151	-	134,818		356,969
Segment liabilities	1,748,613	406,326	2,154,939	34,245	9,962,647		12,151,831
Segment liabilities (excluding deferred tax liabilities)	1,748,613	406,326	2,154,939	34,245	8,420,099		10,609,283
Deferred tax liabilities					1,542,548		1,542,548

Geographical information on non-current assets
Chile	7,972,421	500,759	8,473,180	12,356	698,198	(4,527)	9,179,207
Foreign countries	6,334,122	1,437,884	7,772,006	-	206,250		7,978,256
Total non-current assets	14,306,543	1,938,643	16,245,186	12,356	904,448	(4,527)	17,157,463

105

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
For the period ended as of March 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from sales of goods	768,921	730,167	1,499,088	-	-		1,499,088
Revenues from rendering of services	32,083	-	32,083	290	-		32,373
Revenues from ordinary activities	801,004	730,167	1,531,171	290	-		1,531,461

Revenues from transactions with reportable segments	112,894	3,356	116,250	14,268	-	(130,518)	-

Finance income	-	-	-	-	14,883		14,883
Finance costs	-	-	-	-	(98,333)		(98,333)
Net finance costs	-	-	-	-	(83,450)		(83,450)

Depreciation and amortizations	120,324	46,977	167,301	509	2,507		170,317
Other income	24,149	3,686	27,835	-	1,979		29,814
Other expenses	30,450	14,539	44,989	1	4,028		49,018

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	(4,746)	-	(4,746)	-	2,954		(1,792)
Joint ventures	-	(6,609)	(6,609)	-	690		(5,919)

Income tax expense	-	-	-	-	7,216		7,216

Profit (loss) of each reportable segment	45,232	67,680	112,912	(871)	(138,545)		(26,504)
Geographical information on revenues
Revenue – Chilean entities	604,538	268,983	873,521	290	-		873,811
Revenue – Foreign entities	196,466	461,184	657,650	-	-		657,650
Total revenues from ordinary activities	801,004	730,167	1,531,171	290	-		1,531,461

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
For the period as of March 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	357,193	47,089	404,282	237	1,168	-	405,687
Acquisition in subsidiaries, joint operations and contribution of investments in associates and joint venture	-	-	-	-	-	-	-

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Elimination	Total
As of December 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	15,941,649	3,208,196	19,149,845	15,167	2,156,937	(17,186)	21,304,763
Segment assets (excluding deferred tax assets)	15,941,649	3,208,196	19,149,845	15,167	2,055,433	(17,186)	21,203,259
Deferred tax assets					101,504		101,504

Investments accounted through equity method
Associates	73,998	-	73,998	-	44,126		118,124
Joint Ventures	-	232,236	232,236	-	133,182		365,418
Segment liabilities	1,879,724	397,459	2,277,183	36,709	9,307,393		11,621,285
Segment liabilities (excluding deferred tax liabilities)	1,879,724	397,459	2,277,183	36,709	7,757,336		10,071,228
Deferred tax liabilities					1,550,057		1,550,057

Geographical information on non-current assets
Chile	8,093,366	488,925	8,582,291	12,665	670,662	(4,523)	9,261,095
Foreign countries	6,010,308	1,432,786	7,443,094	-	206,843		7,649,937
Total non-current assets	14,103,674	1,921,711	16,025,385	12,665	877,505	(4,523)	16,911,032

106

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

The following table shows information related to cash flows by segments which is presented as complementary information as required by our regulatory entities:

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Total
For the period ended March 31, 2026	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	227,238	144,304	371,542	(2,677)	(67,818)	301,047
Cash flows (used in) investing activities	(554,844)	(36,965)	(591,809)	1,299	(19,689)	(610,199)
Cash flows from (used in) financing activities	583,939	835	584,774	3	1,232	586,009
Net increase (decrease) in cash and cash equivalents	256,333	108,174	364,507	(1,375)	(86,275)	276,857

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Total
For the period ended March 31, 2025	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	232,932	96,842	329,774	639	(59,843)	270,570
Cash flows (used in) investing activities	(353,751)	(46,735)	(400,486)	2,339	(660)	(398,807)
Cash flows from (used in) financing activities	(25,072)	(8,381)	(33,453)	(148)	9,349	(24,252)
Net increase (decrease) in cash and cash equivalents	(145,891)	41,726	(104,165)	2,830	(51,154)	(152,489)

Information required by geographic area:

	Geographical area
2026	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	816,042	128,677	123,105	238,968	100,499	45,317	1,452,608
Revenues from rendering of services	20,200	-	-	-	9,911	-	30,111
Revenues for the period ended March 31, 2026	836,242	128,677	123,105	238,968	110,410	45,317	1,482,719
Non-current Assets at 12-31-2025 other than deferred tax	9,167,317	688,478	4,368,682	628,708	1,787,867	421,738	17,062,790

	Geographical area
2025	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	850,719	124,821	108,787	244,905	125,370	44,486	1,499,088
Revenues from rendering of services	23,092	-	-	-	9,281	-	32,373
Revenues for the period ended March 31, 2025	873,811	124,821	108,787	244,905	134,651	44,486	1,531,461
Non-current Assets at 12-31-2025 other than deferred tax	9,247,531	692,438	4,029,604	639,416	1,797,681	402,858	16,809,528

107

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	03-31-2026	12-31-2025
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, current	45,327	45,730
Prepayment to amortize (insurance and others)	42,955	33,025
Recoverable taxes (related to purchases)	119,847	129,761
Other current non-financial assets	2,608	4,300
Total	210,737	212,816

	03-31-2026	12-31-2025
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	116,257	95,450
Guarantee values	20,017	19,431
Recoverable taxes	82,467	61,041
Non-current contractual rights	451,746	443,114
Other non-current non-financial assets	36,864	36,818
Total	707,351	655,854

	03-31-2026	12-31-2025
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	10,478	10,496
ICMS, PIS-COFINS and other tax payables - Brazil	36,277	30,553
Other tax payable	39,034	25,267
Other Current non-financial liabilities	3,652	7,327
Total	89,441	73,643

(1)       This mainly corresponds to the non-controlling interest portion of the minimum dividend provision.

	03-31-2026	12-31-2025
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS and other tax payable - Brazil	28,893	29,507
Other non-current non-financial liabilities	616	781
Total	29,509	30,288

Arauco enters into agreements with independent producers for the establishment and management of forest plantations intended to supply timber. Pursuant to these agreements, Arauco provides cash advances, land and seedlings, which are settled through the delivery of a proportion of the plantations at the end of each growth cycle.

These agreements do not provide the Company with joint control over the relevant activities of the forest plantations. The Company does not control the biological transformation process, does not have legal title to the standing trees during the growth cycle, and does not bear the significant biological risks associated with the plantations. Accordingly, the Company does not recognize biological assets.

Furthermore, Arauco enters into right-of-first-refusal arrangements to acquire a portion of the plantations or timber at market value. Such arrangements qualify as own-use contracts under IFRS 9 and, accordingly, do not give rise to a financial liability nor contain an embedded derivative. As of March 31, 2026, the balances related to these agreements are included under “Non-current contractual rights”.

108

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET Profit AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized. For these purposes, earnings shall be considered realized insofar as the acquired entities generate profits after their acquisition, or upon their disposal.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

At the board meeting held on September 24, 2024, it was agreed to modify the dividend policy, establishing that, charged to the profits obtained in the years 2024, 2025 and 2026, an amount equivalent to 30% of the net profits of each year, eligible to be distributed as dividends, will be distributed annually. For subsequent years, an amount equivalent to 40% of the distributable net profit of each year would be distributed. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

At the board meeting held on October 24, 2025, an amendment to the dividend policy was approved, establishing that if the Company exercises its option to defer the payment of interest on the Series “AG” Bonds, issued and placed in the local market on the same date, the Company may not declare or pay dividends while any deferred interest remains outstanding.

Based on the dividend policy described above, as of December 31, 2025, a minimum dividend provision for year 2025 of ThU.S.$ 8,449 was recognized in Arauco's consolidated financial statements, representing 30% of the distributable net profit for year 2025.

As of March 31, 2026 and 2025, no minimum dividend provision has been recognized, as the distributable net income resulted in a loss for both periods.

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CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES
Unaudited consolidated financial statements
March 31, 2026
Amounts in thousands of U.S. dollars, except as indicated

The following table details the adjustments made for the determination of distributable net profit for the year ended March 31, 2026 and 2025:

	Distributable net profit
	03-31-2026 ThU.S.$	03-31-2025 ThU.S.$
Net profit attributable to owners of parent company	(49,465)	(26,450)
Adjustments:
Biological assets
Unrealized gains (losses)	(26,946)	(15,770)
Realized gains (losses)	38,958	42,181
Deferred income taxes	(1,935)	(9,620)
Biological assets (net)	10,077	16,791
Distributable net profit	(39,388)	(9,659)
30%	-	-

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January – March
	2026	2025
	ThU.S.$	ThU.S.$

Profit or loss attributable to ordinary equity holder of parent	(49,465)	(26,450)
Weighted average of number of shares	131,893,786	121,422,850
Basic and diluted earnings (loss) per share (in U.S.$ per share)	(0.3750366)	(0.2178338)

NOTE 27. EVENTS AFTER THE END OF THE REPORTING PERIOD

1) The authorization for the issuance and publication of these consolidated financial statements for the period ended March 31, 2026, was approved by Arauco’s Board of Directors at the Extraordinary Meeting No, 758 held on May 4, 2026.

Subsequent to March 31, 2026, and as of the date of issuance of these consolidated financial statements, there have been no additional events that could materially affect the presentation of these consolidated financial statements.

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EXHIBITS

Exhibit	Description
99.1	Press Release of Celulosa Arauco y Constitución S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución S.A. (Registrant)

Date: May 26, 2026	By:	/s/ Cristián Infante Bilbao
	Name:	Cristián Infante Bilbao
	Title:	Chief Executive Officer